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Filed Pursuant to Rule 424(b)(3)
File No. 333-113525

Peoples Financial Corp. Proxy Statement	MainSource Financial Group, Inc. Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of Peoples:

        Your board of directors has unanimously agreed on a transaction that will result in the merger of Peoples with and into MainSource Financial Group, Inc. You are being asked to approve the merger at a special meeting of shareholders to be held on May 25, 2004.

        If the merger agreement is approved at the special meeting, Peoples will be merged with and into MainSource. In connection with the merger, you will receive in exchange for your shares of Peoples common stock, at your election and subject to proration and adjustment:

  •
  3.6728 shares of MainSource common stock for each share of Peoples common stock;

  •
  $67.6168 in cash, without interest, for each share of Peoples common stock; and

  •
  in lieu of any fractional share, an amount in cash equal to such fraction multiplied by $18.41.

        MainSource common stock is listed and traded on the Nasdaq National Market and is listed under the trading symbol "MSFG". On April 19, 2004, the closing price of a share of MainSource common stock was $22.83.

        This proxy statement/prospectus contains information regarding the merger agreement, the proposed merger and the companies participating in the merger. We encourage you to read this entire document carefully. In particular, you should carefully read the section captioned "RISK FACTORS" beginning on page 15 of the enclosed proxy statement/prospectus for a discussion of certain risk factors relating to the merger agreement and the merger.

        This proxy statement/prospectus also incorporates important business and financial information that is not included in or delivered with this document. This business and financial information is available without charge to all Peoples shareholders upon written or oral request made to: MainSource Financial Group, Inc., 201 North Broadway, Greensburg, Indiana 47240, Attention: Donald A. Benziger, Senior Vice President and Chief Financial Officer, (812) 663-0157. To obtain delivery of such business and financial information before the special meeting, your request must be received no later than May 18, 2004.

        Consummation of the merger requires that a majority of the shareholders of Peoples approve the merger agreement. Whether or not you plan to attend the special meeting of shareholders of Peoples, please take the time to complete and return your enclosed proxy card. If you do not return your proxy card, the effect will be a vote against the proposed merger. If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the proposed merger. If your shares are held by a broker in "street name," and you wish to vote your shares, you must instruct your broker regarding the manner in which you wish to vote.

        After careful consideration, the board of directors of Peoples has determined that the merger is in the best interests of its shareholders, and unanimously recommends voting FOR the merger. The board of directors of Peoples strongly supports this strategic combination between MainSource and Peoples and appreciates your prompt attention to this very important matter.

Sincerely,
Gary C. Hilderbrand Chairman of the Board of Directors Peoples Financial Corp.

Neither the Securities and Exchange Commission nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This proxy statement/prospectus is dated April 27, 2004, and is first being mailed to Peoples shareholders on or about April 27, 2004.

PEOPLES FINANCIAL CORP.
2253 East State Road 54
Linton, Indiana 47411

Notice of Special Meeting of Shareholders
to be held
May 25, 2004

        A special meeting of shareholders of Peoples Financial Corp., an Indiana corporation, will be held at 2:00 p.m., local time, on May 25, 2004 at Peoples' principal executive offices, located at 2253 East State Road 54, Linton, Indiana 47411. Any adjournments or postponements of the special meeting will be held at the same location.

        At the special meeting, you will be asked to:

  1.
  Consider and vote upon a proposal to adopt the Amended and Restated Plan of Reorganization and Merger, effective as of December 16, 2003, by and among MainSource Financial Group, Inc., an Indiana corporation, Peoples Holdings, Inc., an Indiana corporation and a wholly owned subsidiary of MainSource, and Peoples; and

  2.
  Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

        The enclosed proxy statement/prospectus describes the merger agreement and the proposed merger in detail and includes, as Annex A, the complete text of the merger agreement. We urge you to read these materials carefully for a complete description of the merger agreement and the proposed merger. The enclosed proxy statement/prospectus forms a part of this notice.

        The board of directors of Peoples unanimously recommends that Peoples shareholders vote "FOR" adoption of the merger agreement.

        The board of directors of Peoples has fixed the close of business on April 1, 2004 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

        Your vote is very important.    Your proxy is being solicited by the Peoples board of directors. The merger agreement must be adopted by the affirmative vote of holders of a majority of the issued and outstanding shares of Peoples common stock in order for the proposed merger to be consummated. Whether or not you plan to attend the special meeting in person, we urge you to submit a valid proxy promptly by either completing and mailing the proxy card, in the enclosed envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

        Under Indiana law, if the merger is completed, Peoples shareholders of record who do not vote to adopt the merger agreement will be entitled to exercise appraisal rights and obtain payment in cash of the fair value of their shares of Peoples common stock by following the procedures set forth in detail in the enclosed proxy statement/prospectus.

By Order of the Board of Directors
Gary C. Hilderbrand Chairman of the Board of Directors Peoples Financial Corp.

Linton, Indiana
April 27, 2004

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	1
SUMMARY	6
RISK FACTORS	15
You may not receive the form of merger consideration that you elect	15
You will not know the value of the shares of MainSource common stock at the time that you make your election	15
Unanticipated costs relating to the merger could reduce MainSource's future earnings per share	16
MainSource may be unable to successfully integrate Peoples' operations and retain Peoples' employees	16
If the merger is not completed, Peoples will have incurred substantial expenses without realizing the expected benefits	16
The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Peoples	16
Certain of Peoples' officers and directors have interests that are different from, or in addition to, interests of Peoples' shareholders generally	17
The merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Peoples shares	17
The need for governmental approvals may affect the date of completion of the merger or may diminish the benefits of the merger	17
CAUTION ABOUT FORWARD-LOOKING STATEMENTS	18
SPECIAL MEETING OF PEOPLES SHAREHOLDERS	18
OWNERSHIP OF PEOPLES COMMON STOCK	20
APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS	21
DESCRIPTION OF THE MERGER	24
DESCRIPTION OF THE MERGER AGREEMENT	35
MARKET PRICE AND DIVIDEND MATTERS	44
THE COMPANIES	44
COMPARISON OF RIGHTS OF PEOPLES SHAREHOLDERS AND MAINSOURCE SHAREHOLDERS	46
LEGAL MATTERS	50
EXPERTS	50
SHAREHOLDER PROPOSALS	51
WHERE YOU CAN FIND MORE INFORMATION	51
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	52
MANAGEMENT'S DISCUSSION AND ANALYSIS	53
FINANCIAL STATEMENTS OF MAINSOURCE	F-1
ANNEX A	A-1
ANNEX B	B-1
ANNEX C	C-1
ANNEX D	D-1

AVAILABLE INFORMATION

        As permitted by SEC rules, this document incorporates certain important business and financial information about MainSource from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

MainSource Financial Group, Inc.
201 North Broadway
Greensburg, Indiana 47240
Attention: Donald A. Benziger
Senior Vice President and Chief Financial Officer
(812) 663-0157

        In order to ensure timely delivery of these documents, you should make your request by May 18, 2004 to receive them before the special meeting.

        You can also obtain documents incorporated by reference in this document through the SEC's website at www.sec.gov. See "WHERE YOU CAN FIND MORE INFORMATION" beginning on page 50.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What am I being asked to vote on? What is the proposed transaction?
A:
You are being asked to vote on the approval of a merger pursuant to the terms of a merger agreement that provides for Peoples' acquisition of a wholly owned subsidiary of MainSource immediately followed by MainSource's acquisition of Peoples. MainSource will own all of Peoples outstanding common stock after the merger is completed and you will become a shareholder of and/or receive cash from MainSource.
Q:	What will I be entitled to receive in the merger?
A:
If the merger is completed, your shares of Peoples common stock will be converted into the right to receive shares of MainSource common stock and/or cash. Each share of Peoples common stock will be converted, at your election and subject to proration and adjustment, into either (i) $67.6168; or (ii) 3.6728 shares of MainSource common stock. See "DESCRIPTION OF THE MERGER AGREEMENT—Consideration to be Received in the Merger" on page 35.
Q:	Will I also receive a cash dividend prior to consummation of the merger?
A:
Yes. If the merger is approved by the Peoples shareholders, Peoples will, immediately prior to consummation of the merger, pay a dividend equal to its capital in excess of $8,482,000. Excess capital at closing is estimated to be approximately $3,200,000, or $17.01 per share.
Q:	How do I make an election to receive either cash or shares of MainSource common stock?
A:
If your shares of Peoples common stock are registered in your own name, complete and sign the enclosed form of election and send it to MainSource, the exchange agent for the merger, at its address indicated on the enclosed form of election, together with the stock certificates representing the shares for which you made an election, and indicate on the form whether you are electing to receive cash and/or MainSource common stock. If your shares of Peoples common stock are held in "street name" by your broker, bank or other nominee, you must follow the instructions your broker, bank or other nominee provides.
Q:	Is there a deadline for making an election?
A:	Yes. Your form of election must be received by MainSource not later than 5:00 p.m., E.S.T., on May 25, 2004, the day of the Peoples special meeting.
Q:	Can I change or revoke my election and, if so, how?
A:
Yes. If your shares of Peoples common stock are registered in your own name, you may revoke any form of election by submitting a written notice of revocation with the appropriate information to MainSource at the address shown on the form of election. The notice of revocation must be received by MainSource not later than the deadline for the submission of forms of election described in the preceding question. After the deadline for revoking elections has passed, you may not revoke any elections you have made.

If your shares of Peoples common stock are held in "street name" by your broker, bank or other nominee, you must follow the instructions your broker, bank or other nominee provides. However, no revocation of an election will be accepted by MainSource after the expiration of the election deadline, as described above.

Q:	Can I elect to receive both cash and shares of MainSource common stock for my shares of Peoples common stock?
A:
Yes. The form of election permits you to elect to receive a combination of cash and MainSource common stock for your shares of Peoples common stock. However, you cannot elect to receive a combination of cash and MainSource common stock for a single share of Peoples common stock.
Q:	Am I required to make an election for cash or MainSource common stock?
A:
No. You are not required to make an election for cash or MainSource common stock for your shares of Peoples common stock. If you do not submit a properly completed form of election in a timely manner, you will receive shares of MainSource common stock or cash as determined by the proration provisions set forth in the merger agreement.
Q:	Are there any limits on my ability to elect or receive stock in the merger?
A:
Yes. If the aggregate stock consideration to be received by all shareholders of Peoples would exceed 65% of the aggregate merger consideration, then a number of the stock election shares will be converted to cash election shares by first converting stock election shares out of the smallest stock election in terms of number of shares of Peoples common stock, and then converting stock election shares out of the next smallest stock election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the cash consideration equals 35% of the total merger consideration (including cash payments for fractional shares and payments to dissenting shareholders); and (z) the merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Internal Revenue Code. This means that there can be no assurance that you will receive 100% of the merger consideration in stock for those shares of Peoples common stock for which you properly elect to receive stock.
Q:	Are there any limits on my ability to elect or receive cash in the merger?
A:
If the aggregate stock consideration to be received by all shareholders of Peoples would be less than 65% of the aggregate merger consideration, then a number of the cash election shares will be converted to stock election shares by first converting cash election shares out of the smallest cash election in terms of number of shares of Peoples common stock and then converting cash election shares out of the next smallest cash election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the stock consideration equals 65% of the total merger consideration (including cash payments for fractional shares and payments to dissenting shareholders); and (z) the merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Internal Revenue Code. This means that there can be no assurance that you will receive 100% of the merger consideration in cash for those shares of Peoples common stock for which you properly elect to receive cash.
Q:	Can the merger consideration payable by MainSource be adjusted?
A:
Yes. If there is any reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to (or if rights are issued in respect of) shares of Peoples common stock or MainSource common stock, then the stock consideration and the cash consideration payable by MainSource in the merger will be adjusted accordingly, without duplication, to provide Peoples shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

Q:	Can I receive fractional shares of MainSource common stock for my shares of Peoples common stock?
A:
No. You will not receive any fractional shares of MainSource common stock. Instead of fractional shares, you will receive a cash payment in an amount equal to the product of (i) the fraction of a share of MainSource common stock to which you are entitled multiplied by (ii) $18.41, which is subject to adjustment.
Q:	Am I entitled to dissenters' rights?
A:
Yes. Indiana law provides you with dissenters' rights in the merger. This means that if you are not satisfied with the amount you are receiving in the merger, you are legally entitled to receive payment in cash of the fair value of your shares, excluding any appreciation in value that results from the merger. To exercise your dissenters' rights you must deliver written notice of your intent to demand payment for your shares to Peoples at or before the special meeting of Peoples shareholders and you must not vote in favor of the merger. Notices should be addressed to Larry J. Carr, Peoples Financial Corp., 2253 East State Road 54, Linton, Indiana 47411. Your failure to follow exactly the procedures specified under Indiana law will result in the loss of your dissenters' rights. A copy of the dissenters' rights provisions of Indiana law is provided as Annex B to this document.
Q:	Why do Peoples and MainSource want to merge?
A:
Peoples believes that the proposed merger will provide Peoples shareholders with substantial benefits, and MainSource believes that the merger will further its strategic growth plans. MainSource does not currently have banking offices in the communities served by Peoples Trust Company, Peoples' wholly owned subsidiary. As a larger company, MainSource can provide the capital and resources that Peoples Trust needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see "DESCRIPTION OF THE MERGER—MainSource's Reasons for the Merger" on page 25 and "DESCRIPTION OF THE MERGER—Peoples' Reasons for the Merger and Recommendation of the Board of Directors" on page 24.
Q:	What vote is required to adopt the merger agreement?
A:
Holders of a majority of the issued and outstanding shares of Peoples common stock must vote in favor of the merger agreement. All of Peoples' directors who own Peoples common stock have agreed to vote their shares in favor of the merger at the special meeting. These shareholders owned approximately 80.69% of Peoples' outstanding common stock on the record date so the approval of the merger agreement is assured. MainSource shareholders will not be voting on the merger agreement. See "DESCRIPTION OF THE MERGER—Interests of Certain Persons in the Merger" on page 33 and "DESCRIPTION OF THE MERGER—Voting Agreement" on page 34.
Q:	When and where is the Peoples special meeting?
A:
The special meeting of Peoples shareholders is scheduled to take place at Peoples' principal executive offices, located at 2253 East State Road 54, Linton, Indiana 47411, at 2:00 p.m., local time, on May 25, 2004.
Q:	Who is entitled to vote at the Peoples special meeting?
A:
Holders of Peoples common stock at the close of business on April 1, 2004, which is the record date, are entitled to vote on the proposal to adopt the merger agreement. As of the record date, 188,178 shares of Peoples common stock were outstanding and entitled to vote.

Q:	If I plan to attend the Peoples special meeting in person, should I still grant my proxy?
A:
Yes. Whether or not you plan to attend the Peoples special meeting, you should grant your proxy as described in this proxy statement/prospectus. The failure of a Peoples shareholder to vote in person or by proxy will have the same effect as a vote "AGAINST" adoption of the merger agreement.
Q:	What is the recommendation of the Peoples board of directors?
A:
The Peoples board of directors has determined that the merger agreement and the merger contemplated by the merger agreement are advisable, fair to, and in the best interests of, Peoples and its shareholders. Therefore, the Peoples board of directors unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement.
Q:	What do I need to do now to vote my shares of MainSource common stock?
A:
After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy form in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy form and do not vote at the special meeting, this will have the same effect as a vote against the approval of the merger agreement. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted in favor of approval of the merger agreement. You may change your vote or revoke your proxy prior to the special meeting by filing with the Secretary of Peoples a duly executed revocation of proxy, submitting a new proxy form with a later date, or voting in person at the special meeting.
Q:	What are the tax consequences of the merger to me?
A:
MainSource and Peoples expect the merger to qualify as a "reorganization" for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes:
•
a Peoples shareholder exchanging all of his or her Peoples common stock solely for cash in the merger will recognize gain or loss in an amount equal to the difference between the amount of cash received and the Peoples shareholder's aggregate tax basis in the shares of Peoples common stock surrendered for cash;
•
a Peoples shareholder exchanging all of his or her Peoples common stock solely for MainSource common stock in the merger will not recognize any gain or loss (except with respect to cash received instead of fractional shares of MainSource common stock;
•
a Peoples shareholder exchanging all of its Peoples common stock for a combination of MainSource common stock and cash in the merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the merger and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the MainSource common stock received in the merger over (b) the Peoples shareholder's aggregate tax basis in its Peoples common stock surrendered in exchange for MainSource common stock and cash; and
• Peoples shareholders will recognize gain or loss, if any, on any fractional shares of MainSource common stock for which cash is received.
To review the tax consequences of the merger to Peoples shareholders in greater detail, please see the section "DESCRIPTION OF THE MERGER—Tax Consequences of the Merger" beginning on page 30.

Q:	When is the merger expected to be completed?
A:
We will try to complete the merger as soon as possible. Before that happens, the merger agreement must be approved and adopted by Peoples' shareholders and we must obtain the necessary regulatory approvals. Assuming shareholders vote at least a majority of Peoples' issued and outstanding shares of common stock in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger by June 30, 2004.
Q:	Is completion of the merger subject to any conditions besides shareholder approval?
A:
Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see "DESCRIPTION OF THE MERGER AGREEMENT—Conditions to Completion of the Merger."
Q:	What additional information is available about Peoples' recent performance?
A:	Copies of Peoples' balance sheet and income statement as of and for the year ended December 31, 2003 may be obtained, without charge, by contacting Larry J. Carr at (812) 847-6056.
Q:	Who can answer my other questions?
A:
If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Peoples' President, Larry J. Carr, at (812) 847-4457.

SUMMARY

        This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement/prospectus. A list of the documents incorporated by reference appears on page 50.

The Companies

MainSource Financial Group, Inc. (page 44)
201 North Broadway
Greensburg, Indiana 47240
(812) 663-0157

        MainSource Financial Group, Inc., an Indiana corporation, is a community-focused bank holding company registered under the Bank Holding Company Act. MainSource is engaged in a general commercial banking business through its banking subsidiaries headquartered in Greensburg, Bargersville and New Albany, Indiana and Watseka, Illinois. MainSource is engaged in a trust company business through its banking subsidiary headquartered in Greensburg. MainSource also is engaged in the insurance agency business through a subsidiary located in Greensburg. At December 31, 2003, MainSource's consolidated total assets were $1.4 billion, its consolidated total deposits were $1.2 billion and its consolidated total shareholder's equity was $105 million. MainSource's common stock trades on the NASDAQ National Market under the symbol "MSFG."

Peoples Holdings, Inc.
201 North Broadway
Greensburg, Indiana 47240
(812) 663-0157

        Peoples Holdings, Inc., an Indiana corporation and a wholly owned subsidiary of MainSource, is a corporation recently organized in connection with the merger and has not conducted any business other than in connection with the transactions contemplated by the merger agreement.

Peoples Financial Corp. (page 45)
2253 East State Road 54
Linton, Indiana 47411
(812) 847-4457

        Peoples Financial Corp., an Indiana corporation, is a bank holding company headquartered in Linton, Indiana. Its primary business is operating its bank subsidiary, Peoples Trust Company, an Indiana chartered bank with an office in Linton, Indiana. As of December 31, 2003, Peoples had consolidated total assets of approximately $121,519,000, deposits of approximately $101,566,000 and shareholder's equity of approximately $11,386,000.

Special Meeting of Shareholders; Required Vote (page 18)

        The special meeting of Peoples shareholders is scheduled to be held at Peoples' principal executive offices, located at 2253 East State Road 54, Linton, Indiana 47411, at 2:00 p.m., local time, on May 25, 2004. At the Peoples special meeting, you will be asked to vote to adopt the merger agreement. Only Peoples shareholders of record as of the close of business on April 1, 2004 are entitled to notice of, and to vote at, the Peoples special meeting and any adjournments or postponements of the Peoples special meeting.

        Adoption of the merger agreement requires the affirmative vote of holders of a majority of the issued and outstanding shares of Peoples common stock. As of the record date, there were 188,178 shares of Peoples common stock outstanding. The directors and executive officers of Peoples (and their affiliates), as a group, beneficially owned 151,844 shares of Peoples common stock, representing approximately 80.69% of the outstanding shares of Peoples common stock as of the record date. No approval by MainSource shareholders is required.

        All of Peoples' directors who own shares of Peoples common stock have committed to vote their shares in favor of the merger. At the record date, these shareholders owned 151,844 shares, constituting approximately 80.69% of the shares entitled to vote at the meeting. Accordingly, the approval of the merger agreement by the Peoples shareholders is assumed. See "DESCRIPTION OF THE MERGER—Voting Agreement" on page 34.

The Merger and the Merger Agreement (page 35)

        MainSource's acquisition of Peoples is governed by a merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, Peoples Holdings will be merged with and into Peoples, with Peoples surviving and immediately thereafter Peoples will be merged with and into MainSource with MainSource surviving. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

What Peoples Shareholders Will Receive in the Merger (page 35)

        If the merger is completed, shares of Peoples common stock that you own immediately before the completion of the merger will be converted into the right to receive shares of MainSource common stock and/or cash. For each share of Peoples common stock that you own, you will receive 3.6728 shares of MainSource common stock or $67.6168, subject to adjustment pursuant to the merger agreement.

        Peoples' shareholders will not receive fractional shares of MainSource common stock. Instead, you will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of MainSource common stock to which you are entitled multiplied by (ii) $18.41, which is subject to adjustment.

Dividend to be Paid to Peoples Shareholders Prior to Merger (page 36)

        If the merger is approved by the Peoples shareholders, Peoples will, immediately prior to consummation of the merger, pay a dividend equal to its capital in excess of $8,482,000. Excess capital at closing is estimated to be approximately $3,200,000, or $17.01 per share.

Election Process (page 35)

        If the aggregate stock consideration to be received by all shareholders of Peoples would exceed 65% of the aggregate merger consideration, then a number of stock election shares will be converted to cash election shares by first converting stock election shares out of the smallest stock election in terms of number of shares of Peoples common stock, and then converting stock election shares out of the next smallest stock election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the cash consideration equals 35% of the total merger consideration (including cash payments for fractional shares and payments to dissenting shareholders), and (z) the merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Internal Revenue Code.

        If the aggregate stock consideration to be received by all shareholders of Peoples would be less than 65% of the aggregate merger consideration, then a number of cash election shares will be converted to stock election shares by first converting the cash election shares out of the smallest cash election in terms of number of shares of Peoples common stock and then converting the cash election shares out of the next smallest cash election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the stock consideration equals 65% of the total merger consideration (including cash payments for fractional shares and payments to dissenting shareholders);

and (z) the merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Internal Revenue Code.

        If there is any reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to (or if rights are issued in respect of) shares of Peoples common stock or MainSource common stock, then the stock consideration and the cash consideration payable by MainSource in the merger will be adjusted accordingly, without duplication, to provide Peoples shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

Recommendation of Peoples Board of Directors (page 24)

        The Peoples board of directors has unanimously approved the merger agreement and the proposed merger. The Peoples board believes that the merger agreement, including the merger contemplated by the merger agreement, is advisable and fair to, and in the best interests of, Peoples and its shareholders, and therefore unanimously recommends that Peoples shareholders vote "FOR" the proposal to adopt the merger agreement. In reaching its decision, the Peoples board of directors considered a number of factors, which are described in the section captioned "DESCRIPTION OF THE MERGER—Peoples' Reasons for the Merger and Recommendation of the Board of Directors" beginning on page 24. Because of the wide variety of factors considered, the Peoples board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

Opinion of Peoples' Financial Advisor (page 26)

        In connection with the merger, the Peoples board of directors received an oral and a written opinion, dated April 27, 2004, from Peoples' financial advisor, David A. Noyes & Company, which we refer to as David Noyes, to the effect that, as of the date of the opinion and based on and subject to the various considerations described in the opinion, the consideration to be paid to holders of Peoples common stock in the proposed merger was fair, from a financial point of view, to those holders. The full text of David Noyes' written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by David Noyes in rendering its opinion, is attached to this document as Annex D. We encourage you to read the entire opinion carefully. The opinion of David Noyes is directed to the Peoples board of directors and does not constitute a recommendation to any Peoples shareholder as to how to vote at the Peoples special meeting, the form of consideration to be elected or any other matter relating to the proposed merger.

Reasons for the Merger (page 24)

        Peoples' board of directors unanimously determined that the merger agreement and the merger consideration were in the best interests of Peoples and its shareholders and unanimously recommends that Peoples' shareholders vote in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement.

        In its deliberations and in making its determination, Peoples' board of directors considered many factors including, without limitation, the following:

  •
  the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both Peoples and MainSource;

  •
  MainSource's access to capital and managerial resources relative to that of Peoples;

  •
  the value of the merger consideration represented a premium over the current book value of Peoples common stock;

  •
  its desire to provide shareholders with the prospects for greater future appreciation on their initial investments in Peoples common stock than Peoples could achieve independently;

  •
  MainSource common stock is traded on the NASDAQ National Market and has substantially greater liquidity than the shares of Peoples common stock;

  •
  projections and recommendations of third-party investment analysts that it reviewed;

  •
  MainSource's more diverse financial products and services will enable Peoples Trust Company to better serve its customers and enhance its competitive position in the communities in which it operates;

  •
  the effect of the merger on Peoples Trust Company's employees, customers and community; and

  •
  MainSource's long-term growth strategy in the southwestern Indiana area.

        MainSource's board of directors concluded that the merger is in the best interests of MainSource and its shareholders. In deciding to approve the merger, MainSource's board of directors considered a number of factors, including

  •
  management's view that the acquisition of Peoples provides an attractive opportunity to expand into new communities within the southwestern Indiana area, which it considers a desirable market;

  •
  Peoples' community banking orientation and its compatibility with MainSource and its subsidiaries;

  •
  a review of the demographic, economic and financial characteristics of the markets in which Peoples operates, including existing and potential competition and history of the market areas with respect to financial institutions;

  •
  management's review of the business, operations, earnings and financial condition, including capital levels and asset quality of Peoples Trust Company; and

  •
  the likelihood of regulators approving the merger without undue conditions or delay.

Regulatory Approvals (page 33)

        Under the terms of the merger agreement, the merger cannot be completed until MainSource receives the necessary regulatory approval of each of the Board of Governors of the Federal Reserve System and the Indiana Department of Financial Institutions. MainSource has received the approval of the Federal Reserve Board and the Indiana Department of Financial Institutions.

New MainSource Shares Will be Eligible for Trading on Nasdaq (page 43)

        The shares of MainSource common stock to be issued in the merger can be traded on the NASDAQ National Market.

Conditions to the Merger (page 40)

        The completion of the merger is subject to the fulfillment of a number of conditions, including:

  •
  approval of the merger agreement at the special meeting by at a majority of the issued and outstanding shares of Peoples common stock;

  •
  approval of the transaction by the appropriate regulatory authorities; and

  •
  the representations and warranties made by the parties in the merger agreement must be materially true and correct as of the effective date of the merger or as otherwise required in the merger agreement.

Termination (page 41)

        The merger agreement may be terminated by mutual consent of MainSource or Peoples at any time prior to the effective time. Additionally, subject to conditions and circumstances described in the merger agreement, either MainSource or Peoples may terminate the merger agreement if, among other things, any of the following occur:

  •
  the merger has not been consummated by June 30, 2004, if this registration statement is not subject to the SEC's review, or July 31, 2004, if this registration statement is subject to the SEC's review (and the terminating party has not willfully breached or defaulted the merger agreement);

  •
  Peoples shareholders do not adopt the merger agreement at the Peoples special meeting;

  •
  there is a material breach of the merger agreement by the other party that remains uncured for 30 days (and the terminating party is not in material breach); or

  •
  there is a material adverse effect in the business, assets, capitalization, financial condition or results of operation of the other party, taken as a whole, as of the effective time of the merger, as compared to that in existence as of the effective date of the merger agreement, December 16, 2003.

Termination Fee (page 41)

        Under certain circumstances described in the merger agreement, MainSource may demand from Peoples a $500,000 termination fee, plus out-of-pocket expenses up to an amount of $200,000 if the merger is not consummated.

Interests of Officers and Directors in the Merger That are Different From Yours (page 33)

        You should be aware that some of Peoples' directors and officers may have interests in the merger that are different from, or in addition to, their interests as shareholders. Peoples' board of directors was aware of these interests and took them into account in approving the merger. For example, the merger agreement obligates MainSource to enter into employment agreements and severance agreements with certain officers of Peoples and accelerate payments of certain indexed retirement plans to certain officers and directors of Peoples.

        MainSource is also obligated under the merger agreement to provide continuing indemnification to Peoples and its subsidiaries as provided in their respective articles of incorporation or by-laws (or comparable organization documents), and to provide such directors and officers with directors' and officers' liability insurance for a period of three years, subject to certain conditions set forth in the merger agreement.

Voting Agreement (page 34)

        All of Peoples' directors who are shareholders of Peoples have agreed to vote all of their shares of common stock in favor of the merger agreement at the special meeting. Together, they own approximately 80.69% of Peoples' outstanding shares of common stock so the approval of the merger agreement is assured. These voting agreements terminate if the merger agreement is terminated in accordance with its terms. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex C.

Accounting Treatment of the Merger (page 30)

        The merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.

Certain Differences in Shareholder Rights (page 45)

        When the merger is completed, Peoples shareholders, whose rights are governed by Indiana law and Peoples' articles of incorporation and by-laws, may become MainSource shareholders and their rights will then be governed by MainSource's articles of incorporation and by-laws, in addition to laws and requirements that apply to public companies.

Appraisal Rights (page 21)

        Peoples shareholders may dissent from the merger and, upon complying with the requirements of Indiana law, receive cash in the amount of the fair value of their shares instead of shares of MainSource common stock.

        A copy of the section of the IBCL pertaining to appraisal rights is attached as Annex B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Tax Consequences of the Merger (page 30)

        MainSource and Peoples expect the merger to qualify as a "reorganization" for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes:

  •
  a Peoples shareholder exchanging all of his or her shares of Peoples common stock solely for cash in the merger will recognize gain or loss in an amount equal to the difference between the amount of cash received and the Peoples shareholder's aggregate tax basis in the shares of Peoples common stock surrendered for cash;

  •
  a Peoples shareholder exchanging all of his or her shares of Peoples common stock solely for MainSource common stock in the merger will not recognize any gain or loss (except with respect to cash received instead of fractional shares of MainSource common stock);

  •
  a Peoples shareholder exchanging all of his or her shares of Peoples common stock for a combination of MainSource common stock and cash in the merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the merger and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the MainSource common stock received in the merger over (b) the Peoples shareholder's aggregate tax basis in its Peoples common stock surrendered in exchange for MainSource common stock and cash; and

  •
  Peoples shareholders will recognize gain or loss, if any, on any fractional shares of MainSource common stock for which cash is received.

        To review the tax consequences of the merger to Peoples shareholders in greater detail, please see the section "DESCRIPTION OF THE MERGER—Tax Consequences of the Merger" beginning on page 30.

SELECTED FINANCIAL DATA OF MAINSOURCE

        The selected consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2003, are derived from MainSource's audited historical financial statements. Per share amounts have been adjusted to reflect a stock dividend distributed as of January 9, 2004 and the three for two stock split with a record date of March 31, 2004. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	2003	2002	2001	2000	1999
	(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$44,232	$45,050	$41,768	$39,089	$35,817
Provision for loan losses	1,325	2,995	2,136	1,658	1,826
Noninterest income	19,443	14,379	11,486	9,591	7,605
Noninterest expense	40,448	35,610	34,311	33,168	29,903
Income before income tax	21,902	20,824	16,807	13,854	11,693
Income tax	6,597	6,813	5,630	4,000	3,605
Net income	15,305	14,011	11,177	9,854	8,088
Dividends paid on common stock	4,857	4,485	4,114	4,121	3,932
Per Common Share*
Earnings per share (basic)	$1.44	$1.31	$1.04	$.92	$.76
Earnings per share (diluted)	1.44	1.31	1.04	.92	.76
Dividends paid**	.457	.417	.383	.359	.351
Book value—end of period	9.94	9.33	8.18	7.29	6.38
Market price—end of period	20.45	15.25	10.61	8.49	10.29
At Period End
Total assets	$1,442,729	$1,251,760	$1,178,392	$1,216,936	$1,110,252
Investment securities	425,542	351,143	276,304	294,395	290,337
Loans, excluding held for sale	855,471	740,167	760,785	790,550	710,661
Allowance for loan losses	11,509	9,517	8,894	8,716	7,718
Total deposits	1,191,310	1,034,307	1,014,687	1,053,570	940,905
Notes payable	12,500	2,400	4,062	6,510	6,885
Federal Home Loan Bank advances	62,751	50,235	20,346	22,463	24,484
Trust preferred securities	29,898	30,425	22,425	22,425	22,425
Shareholders' equity	105,424	99,771	87,872	78,005	68,172
Financial Ratios
Return on average assets	1.14%	1.16%	0.93%	0.85%	0.76%
Return on average common shareholders' equity	15.07	14.90	13.24	13.76	11.67
Allowance for loan losses to total loans (period end) (excluding held for sale)	1.35	1.29	1.17	1.10	1.09
Shareholders' equity to total assets (period end)	7.31	7.97	7.46	6.41	6.14
Average equity to average total assets	7.57	7.77	7.04	6.20	6.55
Dividend payout ratio	31.73	32.01	36.81	41.82	48.62

*
Adjusted for stock splits and dividends

**
Dividends paid by MainSource Financial Group without restatement for pooling of interests

SELECTED FINANCIAL DATA OF PEOPLES

        The selected consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2003, are derived from Peoples' audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	2003	2002	2001	2000	1999
	(Dollar amounts in thousands except per share data)
Results of Operation
Net interest income	$4,031	$4,178	$4,228	$4,397	4,285
Provision for loan losses	40	215	1,916	205	210
Noninterest income	831	1,067	403	852	832
Noninterest expense	4,500	4,353	4,107	4,192	4,156
Income before income tax	323	677	(1,392)	852	751
Income tax	—	27	(74)	338	277
Net income	323	650	(1,318)	514	474
Dividends paid on common stock	423	166	166	190	193
Per Common Share
Earnings per share (basic)	$1.71	$3.45	$(7.01)	$2.39	2.16
Earnings per share (diluted)	1.71	3.45	(7.01)	2.39	2.16
Dividends paid	2.25	0.88	0.88	0.88	0.88
Book value—end of period	60.5	63.77	60.40	61.76	59.42
Market price—end of period*
At Year End
Total assets	$121,519	$127,516	$132,949	$137,266	125,479
Investment securities	21,761	25,937	33,103	3,393	31,255
Loans, excluding held for sale	86,173	81,380	81,462	87,135	77,044
Allowance for loan losses	1,448	1,758	1,835	1,059	974
Total deposits	101,566	106,738	113,704	112,336	110,753
Notes payable	700	700	700	—	50
Federal Home Loan Bank advances	7,000	6,000	6,000	10,000	—
Trust preferred securities	—	—	—	—	—
Shareholders' equity	11,386	12,000	11,366	13,287	13,028
Financial Ratios
Return on average assets	0.26%	0.50%	(0.98)	0.39%	0.38%
Return on average common shareholders' equity	2.76%	5.56%	(10.69)	3.91%	3.57%
Allowance for loan losses to total loans (year end)	1.68%	2.16%	2.25%	1.22%	1.26%
Shareholders' equity to total assets (year end)	9.37%	9.41%	8.55%	9.68%	10.38%
Average equity to average total assets	9.39%	8.97%	9.12%	10.01%	10.68%
Dividend payout ratio	130.96%	25.54%	(12.59)	36.96%	40.72%

*
Since the stock is not sold on the open market, the market value is not known.

COMPARATIVE PER SHARE DATA

        The following table shows information about our book value per share, cash dividends per share and diluted earnings per share, and similar information as if the merger had occurred on the date indicated (which we refer to as "pro forma" information). In presenting the comparative pro forma information for certain time periods, we assumed that we had been merged throughout those periods and made certain other assumptions.

        The information listed as "per equivalent Peoples share" was obtained by multiplying the pro forma amounts by an exchange ratio of 3.6728. We present this information to reflect the fact that some Peoples shareholders will receive shares of MainSource common stock for each share of Peoples common stock exchanged in the merger. We also anticipate that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the new company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

	MainSource Historical	Peoples Historical	Pro Forma Combined	Per Equivalent Peoples Share(1)
Book value per share:
At December 31, 2003	$9.94	$60.50	$10.37	$38.09
Cash dividends per share:
Year ended December 31, 2003	$.457	$2.25	$.457	$1.678
Year ended December 31, 2002	$.417	$.88	$.417	$1.532
Diluted earnings per share:
Year ended December 31, 2003	$1.44	$1.71	$1.43	$5.25
Year ended December 31, 2002	$1.31	$3.45	$1.31	$4.81

(1)
The per equivalent Peoples share amounts are computed by multiplying the pro forma combined amounts by a factor of 3.6728 to reflect the exchange ratio in the merger.

MARKET PRICES AND SHARE INFORMATION

        The following table shows the closing price per share of MainSource common stock and the equivalent per share price for Peoples common stock assuming a shareholder receives only MainSource common stock in exchange for his or her Peoples common stock and giving effect to the merger on (1) December 17, 2003, which is the last day on which MainSource common stock traded preceding the public announcement of the proposed merger; and (2) April 19, 2004, which is the last practicable trading day before the printing of this document. The equivalent per share price of Peoples common stock was computed by multiplying the price of MainSource common stock by 3.6728.

	MainSource Common Stock	Equivalent Price Per Share of Peoples Common Stock
December 17, 2003	$20.13	$73.93
April 19, 2004	$22.83	$83.85

RISK FACTORS

        In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement/prospectus titled "Caution About Forward-Looking Statements" beginning on page 18.

You may not receive the form of merger consideration that you elect.

        For each share of Peoples common stock you hold, you may elect to receive either MainSource common stock or cash, subject to proration and adjustment as described in this proxy statement/ prospectus. If you elect to receive cash, and the stock election shares are less than the stock election number, then you may receive shares of MainSource common stock instead of cash. The term "stock election shares" means the aggregate number of shares of Peoples common stock for which MainSource common stock is elected. The term "stock election number" means 65% of the aggregate merger consideration. Therefore, there is a risk that even if you properly elect to receive all cash, a portion of the merger consideration you receive may be in the form of shares of common stock which you did not elect to receive.

        If you elect to receive stock, and the cash election shares are less than the cash election number, then you may receive cash, instead of shares of MainSource common stock. The term "cash election shares" means the aggregate number of shares of Peoples common stock for which cash is elected. The term "cash election number" means 35% of the aggregate merger consideration. Therefore, there is a risk that even if you properly elect to receive all stock, a portion of the merger consideration you receive may be in the form of cash which you did not elect to receive.

        A pro rata reduction in the cash consideration you may receive will be made if necessary to allow MainSource's tax counsel to deliver its opinion as to the qualification of the merger as a "reorganization" under Section 368(a) of the Internal Revenue Code. Please see the section captioned "DESCRIPTION OF THE MERGER AGREEMENT—Consideration to be Received in the Merger" beginning on page 35. Accordingly, the risk that you will receive a portion of the merger consideration in a form that you did not elect could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you had elected (including the recognition of taxable gain to the extent cash is received). Please see the section captioned "DESCRIPTION OF THE MERGER—Tax Consequences of the Merger" beginning on page 30.

You will not know the value of the shares of MainSource common stock at the time that you make your election.

        In the merger, Peoples shareholders may receive, at their election and subject to proration and adjustment as described in this proxy statement/prospectus, 3.6728 shares of MainSource common stock for each share of Peoples common stock that they own. MainSource does not know what the per share market price of its common stock will be at the time of the closing. As a result, MainSource cannot know at this time the exact value of the shares of MainSource common stock at the time you must make your election. The value of MainSource common stock on the closing date of the merger may be greater or less than the market price of MainSource common stock on the date of this proxy statement/prospectus, the date of the Peoples special meeting or the date you submit your form of election. Please see the section captioned "DESCRIPTION OF THE MERGER AGREEMENT—Consideration to be Received in the Merger" beginning on page 35 for a further discussion of the consideration to be paid to Peoples shareholders by MainSource in the merger.

Unanticipated costs relating to the merger could reduce MainSource's future earnings per share.

        MainSource believes it has reasonably estimated the likely costs of integrating the operations of Peoples into MainSource and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of MainSource after the merger. If unexpected costs are incurred, the merger could have a dilutive effect on MainSource's earnings per share. In other words, if the merger is completed and MainSource incurs such unexpected costs and expenses as a result of the merger, MainSource believes that the earnings per share of MainSource common stock could be less than they would have been if the merger had not been completed.

MainSource may be unable to successfully integrate Peoples' operations and retain Peoples' employees.

        The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include:

  •
  coordinating geographically separated organizations;

  •
  integrating personnel with diverse business backgrounds;

  •
  combining different corporate cultures; and

  •
  retaining key employees.

        The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of Peoples who are expected to be retained by MainSource. There can be no assurances, however, that MainSource will be successful in retaining these employees for the time period necessary to successfully integrate Peoples' operations with those of MainSource. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could have an adverse effect on the business and results of operation of the combined company.

If the merger is not completed, Peoples will have incurred substantial expenses without realizing the expected benefits.

        Peoples has incurred substantial expenses in connection with the transactions described in this proxy statement/prospectus. The completion of the merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. Peoples expects to incur approximately $235,000 in merger related expenses, which include legal, accounting and financial advisory expenses and which excludes the investment banker's commission on the sale and any termination fees, if applicable. These expenses could have a material adverse impact on the financial condition of Peoples because it would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Peoples.

        Until the completion of the merger, with some exceptions, Peoples is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than MainSource. In addition, Peoples has agreed to pay a termination fee to MainSource in specified circumstances. These provisions could discourage other companies from trying to acquire Peoples even though those other companies might be willing to offer greater value to Peoples' shareholders than MainSource has offered in the merger. The payment of the termination fee could also have a material adverse effect on Peoples' financial condition.

Certain of Peoples' officers and directors have interests that are different from, or in addition to, interests of Peoples' shareholders generally.

        Certain of Peoples' officers and directors have interests in the merger that are in addition to, or different from, the interests of Peoples' shareholders. Peoples' board was aware of these conflicts of interest when it approved the merger. These interests include:

  •
  the accelerated funding of certain indexed retirement plans prior to the consummation of the merger;

  •
  the severance payments to be paid to Gary Hilderbrand and Carol Barnhart Loehr;

  •
  the employment agreements entered into with Peoples Trust by both Larry J. Carr and Thomas J. Long and the severance agreements entered into with MainSource by both Larry J. Carr and Thomas J. Long;

  •
  the continuation of split dollar agreements of Gary Hilderbrand, Larry Carr, Thomas J. Long and Carol Barnhart Loehr; and

  •
  the continuation of indemnification and insurance coverage for acts and omissions in their capacities as Peoples officers and directors.

        For a more detailed discussion of these interests, see "DESCRIPTION OF THE MERGER—Interests of Certain Persons in the Merger" beginning on Page 33.

The merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Peoples shares.

        Peoples intends the merger to qualify as a reorganization (or part of a reorganization) within the meaning of Section 368(a) of the Internal Revenue Code. Although the Internal Revenue Service, or IRS, will not provide a ruling on the matter, MainSource will, as a condition to closing, obtain an opinion from its legal counsel that the merger will constitute a reorganization (or part of a reorganization) for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization (or part of a reorganization) you generally would recognize gain or loss on each share of Peoples common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash and/or the fair share market value of the MainSource common stock received in exchange for that share upon completion of the merger.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

        Certain statements contained in this document, including information incorporated into this document by reference, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, "Questions and Answers About the Merger and the Special Meeting," "Summary," "Risk Factors," "Description of the Merger—Background of the Merger," "Description of the Merger—MainSource's Reasons for the Merger," and "Description of the Merger—Peoples' Reasons for the Merger and Recommendation of the Board of Directors." You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

  •
  MainSource's goals, intentions and expectations;

  •
  MainSource's business plans and growth strategies; and

  •
  estimates of MainSource's risks and future costs and benefits.

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the "RISK FACTORS" section beginning on Page 17.

        Because of these and other uncertainties, MainSource's actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, MainSource's past results of operations do not necessarily indicate MainSource's future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. MainSource is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. MainSource qualifies all of its forward-looking statements by these cautionary statements.

        Further information on other factors which could affect the financial results of MainSource before and after the merger is included in MainSource's filings with the SEC, incorporated by reference into this proxy statement/prospectus. See "WHERE YOU CAN FIND MORE INFORMATION" on Page 50.

SPECIAL MEETING OF PEOPLES SHAREHOLDERS

Date, Place, Time and Purpose

        MainSource's and Peoples' boards of directors are sending you this proxy statement/prospectus and proxy to use at the special meeting. At the special meeting, the Peoples board of directors will ask you to vote on a proposal to approve the merger agreement. The special meeting will be held at Peoples, 2253 East State Road 54, Linton, Indiana, on May 25, 2004 at 2:00 p.m., local time.

Record Date, Voting Rights, Quorum and Required Vote

        Peoples has set the close of business on April 1, 2004, as the record date for determining the holders of Peoples common stock entitled to notice of and to vote at the special meeting. Only Peoples shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 188,178 shares of Peoples common stock outstanding and entitled to vote at the special meeting. There must be a majority of Peoples' issued and outstanding shares present in person or by proxy at the special meeting in order for the vote on the merger agreement to occur.

        Approval of the merger agreement will require the affirmative vote of at least a majority of Peoples' issued and outstanding shares. Certain shareholders of Peoples, whose aggregate ownership represents approximately 80.69% of the outstanding shares of Peoples, have committed to vote their shares in favor of the merger agreement. Therefore, approval of the merger agreement by the shareholders is assumed. MainSource holds no shares of Peoples common stock. See "DESCRIPTION OF THE MERGER—Voting Agreement" on Page 34 for a description of the provisions of the voting agreement.

        Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

Voting and Revocability of Proxies

        You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

        Peoples shareholders whose shares are held in "street name" by their broker, bank or other nominee must follow the instructions followed by their broker, bank or other nominee to vote their shares.

        Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger agreement. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted "FOR" approval of the merger agreement.

        You may revoke your proxy before it is voted by:

  •
  filing with the Secretary of Peoples a duly executed revocation of proxy;

  •
  submitting a new proxy with a later date; or

  •
  voting in person at the special meeting.

        Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Peoples Financial Corp., 2253 East State Road 54, Linton, Indiana 47411, Attention: Secretary.

Solicitation of Proxies

        Peoples will pay for this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of Peoples may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Peoples will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

OWNERSHIP OF PEOPLES COMMON STOCK

        The following table provides information as of the record date with respect to persons known to Peoples to be the beneficial owners of more than 5% of Peoples' outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned(1)		Percent of Common Stock Outstanding
Larry J. Carr	12,599		6.70%
Gary C. Hilderbrand	100,237	(2)	53.27%
Carol Barnhart Loehr	24,009	(3)	12.76%

(1)
Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares. Percentages based on 188,178 shares issued and outstanding as of the record date.

(2)
Includes 4,021 shares held of record by the Chloral Hilderbrand Estate, 59,782 shares held of record by the Chloral Hilderbrand Marital Trust, 6,789 shares held in trust for the benefit of Mr. Hilderbrand, 6,789 shares held in trust for the benefit of Carol Barnhart Loehr, Mr. Hilderbrand's sister, and 6,789 shares held in trust for the benefit of the children of the late W.T. Hilderbrand, Mr. Hilderbrand's brother.

(3)
Includes 2,358 shares held of record by Bryan Barnhart, for whom Ms. Loehr holds a power of attorney.

        The following table provides information about the shares of Peoples common stock that may be considered to be owned by each director and by all directors and executive officers of Peoples as a group as of the record date.

Name	Number of Shares Owned(1)		Percentage of Common Stock Outstanding
Edgar M. Benjamin	7,788	(2)	4.14%
Larry J. Carr	12,599		6.70%
Betty R. Hilderbrand	7,211		3.83%
Gary C. Hilderbrand	100,237	(3)	53.27%
Carol Barnhart Loehr	24,009	(4)	12.76%
All directors and executive officers as a group (7 persons)	151,844		80.69%

(1)
Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares. Percentages based on 188,178 shares issued and outstanding as of the record date.

(2)
Includes 1,188 shares held of record by Mr. Benjamin and 6,600 shares held of record by Susan Benjamin, Mr. Benjamin's spouse.

(3)
Includes 4,021 shares held of record by the Chloral Hilderbrand Estate, 59,782 shares held of record by the Chloral Hilderbrand Marital Trust, 6,789 shares held in trust for the benefit of Mr. Hilderbrand, 6,789 shares held in trust for the benefit of Carol Barnhart Loehr, Mr. Hilderbrand's sister, and 6,789 shares held in trust for the benefit of the children of the late W.T. Hilderbrand, Mr. Hilderbrand's brother.

(4)
Includes 2,358 shares held of record by Bryan Barnhart, for whom Ms. Loehr holds a power of attorney.

APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

        Under Indiana law, you will have dissenters' rights with respect to the merger. If you follow the procedures set forth in Indiana Code Chapter 44, these rights will entitle you to receive the fair value of your shares of Peoples common stock rather than having your shares converted into the right to receive the cash payment and/or shares of MainSource common stock as described above. Accompanying this prospectus/proxy statement as Annex B is a copy of the text of Chapter 44 of the Indiana Business Corporation Law, which prescribes the procedures for the exercise of dissenters' rights and for determining the fair value of Peoples common stock. Peoples shareholders electing to exercise dissenters' rights must comply with the provisions of Chapter 44 of the Indiana Business Corporation Law in order to perfect their rights. Peoples and MainSource will require strict compliance with the statutory procedures.

        The following is intended as a brief summary of the material provisions of the Indiana statutory procedures required to be followed by a shareholder in order to dissent from the merger and perfect the shareholder's dissenters' rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 44 of the Indiana Business Corporation Law, the full text of which appears in Annex B of this prospectus/proxy statement.

        Under Chapter 23-1-44, a Peoples shareholder of record for the special meeting who desires to assert dissenters' rights must (1) deliver to Peoples before the shareholder vote is taken written notice of the shareholder's intent to demand payment in cash for shares owned if the merger is effectuated, and (2) not vote the shareholder's shares in favor of the merger, either in person or by proxy. Dissenting shareholders cannot dissent as to only some but not all of the Peoples common stock registered in their names, except in limited circumstances. Dissenting shareholders may send their written notice to Larry J. Carr, Peoples Financial Corp., 2253 East State Road 54, Linton, Indiana 47411.

        If the merger is approved by the Peoples shareholders, Peoples must mail or deliver a written notice of dissenters' rights to each dissenting shareholder satisfying the above conditions within ten days after shareholder approval has occurred. The notice to dissenting shareholders must:

  1.
  State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

  2.
  Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

  3.
  Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was December 17, 2003, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

  4.
  Set a date by which Peoples must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice to dissenters is delivered; and

  5.
  Be accompanied by a copy of Indiana Code Chapter 23-1-44.

        Any Peoples shareholder who is sent a notice to dissenters must then (a) demand payment for the shareholder's shares of Peoples common stock, (b) certify whether the shareholder acquired beneficial ownership of the Peoples common stock before December 17, 2003 (the date the merger was publicly announced) and (c) deposit the shareholder's certificates representing shares of Peoples common stock in accordance with the terms of the notice to dissenters. A Peoples shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for the shareholder's shares through the dissenters' rights process and will be considered to have voted his or her shares in favor of the merger.

        A Peoples shareholder who desires to exercise dissenters' rights concerning the merger but who does not comply with the preliminary conditions described above will be considered not to be entitled to dissenters' rights under Indiana Code Chapter 23-1-44. Shareholders who execute and return the enclosed proxy, but do not specify a choice on the merger proposal will be deemed to have voted in favor of the merger and, accordingly, to have waived their dissenters' rights, unless the shareholder revokes the proxy before it is voted and satisfies the other requirements of Indiana Code Chapter 23-1-44.

        Upon consummation of the merger, MainSource will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who was the beneficial owner of Peoples common stock before December 17, 2003 (the date the merger was first publicly announced), MainSource's estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable. For those dissenters who became beneficial owners of shares on or after December 17, 2003, MainSource will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept the estimated fair value amount in full satisfaction of the dissenting shareholder's demand or until MainSource is otherwise directed by a court of competent jurisdiction.

        If the dissenting shareholder believes the amount paid or estimated by MainSource is less than the fair value for his or her shares of Peoples common stock or if MainSource fails to make payment to the dissenting shareholder within 60 days after the date set for demanding payment, the dissenting shareholder may notify MainSource in writing of the shareholder's own estimate of the fair value of his or her shares and demand payment of his or her estimate (less the amount of any payment made by MainSource for the shares to the dissenting shareholder). Demand for payment must be made in writing within 30 days after MainSource has made payment for the dissenting shareholder's shares or has offered to pay its estimate of fair value for the dissenting shareholder's shares. MainSource will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder's shares.

        MainSource can elect to agree with the dissenting shareholder's fair value demand or if a demand for payment remains unsettled, MainSource must commence a proceeding in the circuit or superior court of Decatur County within 60 days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares. If MainSource fails to commence the proceeding within the 60 day period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. MainSource must make all dissenting shareholders whose demands remain unsettled parties to the proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder's shares, plus interest, exceeds the amount paid by MainSource.

        The court will determine all costs of the appraisal proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess these costs against the parties in amounts the court finds equitable. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against MainSource if the court finds that MainSource did not comply with Indiana Code Chapter 23-1-44 or against either MainSource or a dissenting shareholder if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Indiana Code Chapter 23-1-44.

        If Peoples and MainSource do not consummate the merger within 60 days after the date set in the notice to dissenters for demanding payment and depositing certificates of Peoples common stock, Peoples will return the deposited certificates. If after returning the deposited certificates Peoples and MainSource consummate the merger, Peoples will send a new notice to dissenters and repeat the payment demand process.

        Every Peoples shareholder who does not deliver a notice of intent to demand payment for his or her shares as described above, or who votes in favor of the merger, is bound by the vote of the assenting shareholders and will have no right to dissent and to demand payment of the fair value of the shareholder's shares of Peoples common stock as a result of the merger. Such a shareholder will only be entitled to the same consideration described in this document to be offered to every other assenting Peoples shareholder as a result of the merger. Voting against the merger does not in itself constitute the notice of intent to demand payment required by Indiana Code Chapter 23-1-44.

DESCRIPTION OF THE MERGER

Background of the Merger

        The board of directors of Peoples from time to time has evaluated the ability of Peoples to remain competitive with the increased competition and regulation in the financial services industry generally. As a part of this evaluation, the board considered various strategic alternatives available for the continued growth of the business of Peoples and Peoples Trust. These evaluations by the board included an evaluation and consideration of the possibility of entering into certain strategic business combinations.

        In the fourth quarter of 2002, the board of directors of Peoples determined that as a result of existing competition and increased regulation of the financial services industry, it was becoming increasingly difficulty to remain competitive as an independent entity. As such, the Peoples board analyzed whether it would be more advantageous to Peoples shareholders to affiliate with another entity or to continue as an independent financial institution. The board determined that it would be in the best interest of shareholders to affiliate with another entity, and began exploring the possible affiliation of Peoples with another entity through a competitive bidding process. To assist in this process, Peoples in December 2002 retained David A. Noyes to be its exclusive financial advisor.

        In January 2003, David A. Noyes reviewed a preliminary list of prospective buyers with the board. In February 2003 David A. Noyes, in consultation with the Peoples board and management, narrowed the list of prospective buyers to those prospects expected to express an interest in a business combination and that were believed to have the financial ability to consummate a transaction. MainSource was not included on this original list because it had announced its intentions to acquire First Community Bancshares in November 2002, and David A. Noyes & Company and Peoples' management concluded that MainSource may have been a less likely interested prospect because of those negotiations than the prospects selected.

        In the latter part of February 2003 and early March 2003, David A. Noyes contacted the identified prospects. Of those contacted, six prospects expressed an interest in further exploring a business combination or strategic alliance with Peoples.

        In March 2003, David A. Noyes distributed confidential information books to the six interested parties. David A. Noyes received four indications of interest in April 2003. Later that month the Peoples board selected the prospect with the most attractive indication of interest, based upon the value offered, attractiveness of its stock and expected continuity of service to Peoples' customers and community.

        In May 2003, David A. Noyes met with the selected prospect. However, this prospect at that time indicated that it had re-assessed its view of the geographic market in which Peoples competes and the synergies that it anticipated could be achieved as a result of the business combination. Based upon this re-assessment, the prospect declined to proceed with further negotiations.

        Later in May 2003, David A. Noyes again met with the Peoples board and reviewed a new list of prospective buyers which included MainSource. MainSource was included in this list because it had announced in March that a definitive agreement to acquire First Community Bancshares had been executed and completion of the transaction was expected to be soon; it was in fact consummated in June, 2003. In June 2003, David A. Noyes & Company distributed confidential information books to the four prospective buyers on its new list.

        The Peoples board, with the assistance of David A. Noyes, reviewed and considered both indications of interest. The board compared the suitability of each prospect as a potential acquirer. Among other factors, the board considered the per share value of each bid, whether this value would be paid in cash or stock and, because MainSource's bid offered stock, the market performance, liquidity and multiple of price to earnings of the MainSource shares. The board also considered each prospect's experience in rural, community markets like those served by Peoples and the banking products and services offered by each. In addition, the board considered each prospect's reputation with respect to the employees of other banks that the prospect had previously purchased.

        The Peoples board determined to accept the bid received from MainSource as a result of multiple factors, including the ability of Peoples shareholders to accept either cash or shares of MainSource, subject to certain limits described in the section entitled "DESCRIPTION OF THE MERGER AGREEMENT"; the discretion afforded the Peoples board to determine retirement plan issues of its executive officers; the ability to pay the special dividend prior to the closing date, as described in the section entitled "DESCRIPTION OF THE MERGER AGREEMENT"; and, the historical performance of and liquidity afforded by shares of MainSource stock.

        During the week of July 14, 2003, MainSource conducted an on-site due diligence review of Peoples. After this review was completed, in August, 2003, MainSource provided Peoples an offer of $12,724,000, which equaled 1.5 times a 7% capital-to-assets ratio for Peoples' equity as of June 30, 2003. Under the terms of the offer, Peoples would be entitled, subject to any necessary regulatory approval or notice, to pay dividends on the amount of its equity in excess of this amount, after consideration of certain conditions relating to Peoples' allowance for loan loss and employee retirement plans. MainSource's offer provided that the consideration paid to Peoples shareholders must consist of at least 65% stock and 35% cash. For purposes of the offer, the shares of MainSource stock were valued at $26.00 per share. The offer included a termination provision if the price of a share of MainSource stock decreased below $23.50 or increased above $28.50 per share. These per share amounts are prior to MainSource's 5% stock dividend paid January 9, 2004 and the three for two stock split which occurred on March 31, 2004.

        This offer was accepted and both parties began negotiating the definitive merger agreement. Prior to signing the definitive agreement, the price of MainSource stock increased to a per share amount that exceeded the $28.50 cap. MainSource and Peoples held further discussions and agreed to fix the price of MainSource stock at $29.00 per share for purposes of determining the exchange rate of 2.33 shares of MainSource for each share of common stock of Peoples. The definitive agreement was signed on December 16, 2003. As a result of the 5% stock dividend that MainSource paid on January 9, 2004 and the three for two stock split that occurred on March 31, 2004, the adjusted fixed price of MainSource stock is $18.41 per share and the exchange rate is 3.6728 shares of MainSource for each share of common stock of Peoples.

Peoples' Reasons for the Merger and Recommendation of the Board of Directors

        The Peoples board of directors believes that the merger is fair to, and in the best interest of Peoples and its shareholders. Accordingly, the Peoples board of directors has unanimously approved the merger agreement and unanimously recommends that its shareholders vote "FOR" the approval of the merger agreement and the transactions it contemplates.

        In approving the merger agreement and the transactions it contemplates, Peoples' board consulted with Peoples' management, Peoples' financial advisor and Peoples' outside legal counsel and considered and reviewed numerous factors, including the following:

  •
  information with respect to the businesses, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both Peoples and MainSource;

  •
  the fact that MainSource, as a publicly traded and larger and more diverse corporation, possesses greater access to capital and managerial resources than Peoples;

  •
  the relationship of the merger consideration to the historical prices of Peoples' common stock, including the fact that the merger consideration is in excess of the book value of Peoples' common stock prior to execution of the merger agreement;

  •
  its belief that the market value of MainSource's common stock prior to the execution of the merger agreement offered favorable prospects for future appreciation which exceeded what they projected Peoples could achieve independently;

  •
  the fact that MainSource is publicly held and the merger would provide Peoples shareholders, whose investments currently are in a privately held company, greater liquidity since MainSource's stock is publicly traded on the NASDAQ National Market;

  •
  a review of available research reports of third-party investment analysts who cover MainSource;

  •
  its belief that the wide range of products which Peoples Trust will be able to offer to its customers after the merger will increase customer loyalty, lead to cross-selling opportunities and generally enhance the Peoples Trust's competitive position in the community in which it operates;

  •
  the effect of the proposed merger on the customers and employees of the Peoples Trust and the community in which it operates; and

  •
  MainSource's long-term growth strategy in the southwestern Indiana area.

        The above discussion of the information and factors considered by Peoples' board of directors is not intended to be exhaustive, but includes all material factors considered by the board in arriving at its determination to approve, and to recommend that the Peoples shareholders vote to approve, the merger agreement and related transactions. The Peoples board of directors did not assign any relative or specific weights to the above factors, and individual directors may have given differing weights to different factors. The Peoples board of directors unanimously recommends that Peoples' shareholders vote to approve the merger agreement and the related transactions.

MainSource's Reasons for the Merger

        MainSource's board of directors believes that the merger is in the best interests of MainSource and its shareholders. In deciding to approve the merger, MainSource's board of directors considered a number of factors, including:

  •
  management's view that the acquisition of Peoples provides an attractive opportunity to expand into new communities within the southwestern Indiana region;

  •
  Peoples' community banking orientation and its compatibility with MainSource and its subsidiaries;

  •
  a review of the demographic, economic and financial characteristics of the markets in which Peoples operates, including existing and potential competition and history of the market areas with respect to financial institutions;

  •
  management's review of the business, operations, earnings, and financial condition, including capital levels and asset quality of Peoples; and

  •
  the likelihood of regulators approving the merger without undue conditions or delay.

        While MainSource's board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. MainSource's board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of MainSource's shareholders. The terms of the merger were the result of arm's-length negotiations between representatives of MainSource and representatives of Peoples.

Opinion of Peoples' Financial Advisor

        Background.    At a meeting of the Peoples board on November 13, 2003, at which the terms of the proposed merger were discussed and considered, David A. Noyes rendered its opinion to the Peoples board of directors that, as of that date, the merger consideration was fair to the Peoples shareholders from a financial point of view. The full text of David A. Noyes' opinion, updated to April 27, 2004 is included as Annex D to this proxy statement.

        David A. Noyes, as part of its investment banking business, is regularly engaged in the valuation of commercial bank and thrift securities in connection with mergers and acquisitions, negotiated underwritings and valuations for estate, corporate and other purposes. As specialists in the securities of commercial banking and thrift organizations, David A. Noyes has extensive experience in, and knowledge of, the commercial banking and thrift industries and its participants.

        In connection with its opinion, David A. Noyes reviewed, among other things:

  •
  the merger agreement;

  •
  the consolidated financial statements and independent auditor's reports for Peoples for the three years ended December 31, 2002;

  •
  annual reports on Form 10-K of MainSource covering the three years ended December 31, 2002;

  •
  quarterly reports on Form 10-Q of MainSource; and

  •
  certain other communications from Peoples and MainSource to their respective shareholders.

        David A. Noyes also held discussions with members of the senior management of Peoples and MainSource regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, David A. Noyes reviewed the reported price and trading activity for Peoples common stock and MainSource common stock, compared certain financial and stock market information for Peoples and MainSource with similar information for certain other companies in which securities are publicly traded. David A. Noyes reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as it considered appropriate.

        David A. Noyes relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering this opinion. David A. Noyes is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with the Peoples board of directors' consent, that such allowances for each of Peoples and MainSource are in the aggregate adequate to cover all such losses. Similarly, David A. Noyes assumed, with the Peoples board of directors' consent and without independent analysis, that the obligations of Peoples and MainSource pursuant to derivatives, swaps, foreign exchange, financial instruments and off-balance sheet lending-related financial instruments will not have an adverse effect which would be relevant to its analysis. In addition, David A. Noyes did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities of Peoples or MainSource or any of their subsidiaries, and it had not been furnished with any such evaluation or appraisal. David A. Noyes' opinion as to the fairness of the merger consideration addressed the ownership position in MainSource to be received by the Peoples shareholders pursuant to the terms set forth in the merger agreement and did not address the future trading or acquisition value for the stock of MainSource. In addition, David A. Noyes considered the relative merits of the merger and certain alternative business strategies. In that regard, David A. Noyes solicited certain third party indications of interest in acquiring all or part of Peoples or in engaging in a business combination or other strategic transaction with Peoples. David A. Noyes also assumed, with the Peoples board of directors' consent, that the merger will be accounted for as a "purchase" under GAAP and that obtaining any necessary regulatory approvals and third party consents for the merger or otherwise will not have an adverse effect on Peoples or MainSource pursuant to the merger.

        David A. Noyes' advisory services and the opinion expressed by it were provided for the information and assistance of the Peoples board of directors in connection with its consideration of the transaction contemplated by the merger agreement and such opinion did not constitute a recommendation as to how any Peoples shareholder should vote with respect to such transaction.

        The following is a brief summary of the material financial analyses considered in a presentation to the Peoples board of directors on November 13, 2003 by David A. Noyes in connection with its oral and written opinions as of such date.

        Comparative Financial and Market Performance Analysis.    In performing a comparative market performance analysis, David A. Noyes analyzed certain operating performance statistics of Peoples relative to a group of selected commercial banks based in Indiana with assets between $100 million and $150 million as of June 30, 2003 (the "Noyes Peer Group"):

        Noyes Peer Group:

Company Name	City	State
American Trust & Savings Bank of Whiting, IN	Whiting	IN
Bank of Evansville, N.A.	Evansville	IN
Bank of Geneva	Geneva	IN
Citizens State Bank	Petersburg	IN
Community State Bank	Avilla	IN
Decatur Bank & Trust Company	Decatur	IN
First Citizens State Bank	Newport	IN
First National Bank of Fremont	Fremont	IN
First National Bank of Portland	Portland	IN
First Parke State Bank	Rockville	IN
First State Bank	Brazil	IN
First State Bank of Porter	Porter	IN
Fountain Trust Company	Covington	IN
Fowler State Bank	Fowler	IN
Freedom Bank	Huntingburg	IN
Garret State Bank	Garrett	IN
Independence Bank	New Albany	IN
Indiana Lawrence Bank	North Manchester	IN
Merchants Bank & Trust Company	West Harrison	IN
Pacesetter Bank	Hartford City	IN
Peoples State Bank of Francesville	Francesville	IN
Riddell National Bank	Brazil	IN
Scott County State Bank	Scottsburg	IN
Tri-County Bank & Trust Company	Roachdale	IN
Wayne Bank & Trust Company	Cambridge City	IN

        David A. Noyes analyzed the relative financial performance of Peoples Trust Company, the wholly owned operating subsidiary of Peoples, by comparing certain financial information of Peoples Trust Company with the Noyes Peer Group. Historical financial information used in connection with this analysis was as of, and for the twelve months ended, June 30, 2003.

	Peoples Trust Company	Noyes Peer Group Average	Noyes Peer Group Median
ROAA	0.39%	1.14%	1.06%
ROAE	3.94%	10.77%	10.21%
Efficiency Ratio	88.72%	63.81%	62.30%
Equity / Assets	10.00%	10.99%	10.49%
NPA's / Assets	1.53%	0.61%	0.47%

        Analysis of Other Similar Transactions.    David A. Noyes analyzed other similar transactions, in which the seller was a banking company located in Indiana and contiguous states that had more than $100 million but less than $150 million in assets, announced since 2000.

        The following similar transactions ("M&A Comparables") were analyzed:

Buyer	Seller
Central Bancshares, Inc	Marquette Bank Illinois
Citizens First Bancorp, Inc.	Metro Bancorp, Inc.
Community Trust Bancorp	Citizens National Bank & Trust
Fentura Financial Inc.	West Michigan Financial Corp.
First Citizens Banc Corp.	Independent County Banc Corp
First Merchants Corp.	Decatur Bank & Trust Company
IBT Bancorp Inc.	FSB Bancorp, Inc.
MainSource Financial Group	First Community Bancshares Inc.
Metropolitan Bank Group Inc.	Firstcom Bancorp Inc.
Northern States Financial Corp.	Round Lake Bankcorp Inc.
Peoples Bancorp Inc.	Kentucky Bancshares Inc.
Second Bancorp Inc.	Commerce Exchange Corporation
Wintrust Financial Corp.	Advantage National Bancorp

        The following table illustrates the results of the analysis of the value of the stock to be received at the exchange ratio plus the cash consideration.

	Peoples		M&A Comparables Average		M&A Comparables Median
Price / Book	135%		204%		209%
Price / Tang Book	135%		211%		216%
Price / LTM Earnings	33.4	X	23.5	X	21.6	X

        The foregoing summary does not purport to be a complete description of the analyses performed by David A. Noyes, but describes the material analyses performed thereby as presented to the Peoples board on November 13, 2003. Subsequent similar analyses and reviews were performed in preparing the updated opinion included in Annex D. In addition, David A. Noyes believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the process underlying the analyses and the opinions. The preparation of a financial adviser's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, David A. Noyes also took into account its assessment of general economic, market, and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. With respect to the comparative financial and market performance and other similar transactions analyses summarized above, no public company utilized as a comparison is identical to Peoples or MainSource and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned. Any estimates contained in David A. Noyes' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or its securities actually may be sold. None of the analyses performed by David A. Noyes were assigned a greater significance by David A. Noyes than any other.

        Peoples has entered into an agreement with David A. Noyes relating to the financial advisory services being provided by David A. Noyes in connection with the merger. Pursuant to such agreement, Peoples agreed to pay David A. Noyes a fee equal to 1.50% of the purchase price to be paid as consideration for Peoples' securities and related assets, payable as follows: (a) a nonrefundable retainer fee of $1,500 upon execution of such agreement, (b) a fee of $50,000 payable upon the signing of a definitive written agreement, and (c) the balance payable upon consummation of the merger. Peoples also has agreed to reimburse David A. Noyes for its reasonable out-of-pocket expenses incurred in connection with its engagement. Peoples also agreed to indemnify and hold harmless David A. Noyes, its officers, directors, employees and agents against all claims, losses, actions, judgments, damages or expenses, including, without limiting the generality of the foregoing, reasonable attorneys' fees, costs and experts' expenses, arising from or relating to the advice and recommendations given and/or the services performed pursuant to such agreement.

        If, in connection with its engagement, David A. Noyes becomes involved in any capacity in any action or legal proceeding, Peoples has agreed (a) to reimburse David A. Noyes for its reasonable legal fees, disbursements of counsel and other expenses; and (b) to indemnify and hold David A. Noyes harmless against any losses, claims, damages, or liabilities, joint or several, to which David A. Noyes may become subject in connection its engagement (other than any loss, claims, damage, or liability that a court having jurisdiction determines by a final judgment to have resulted from David A. Noyes' failure to exercise reasonable or ordinary care, malfeasance or recklessness). In the event that this indemnity is unavailable or insufficient to hold David A. Noyes harmless, then Peoples will be required to contribute to amounts paid or payable by David A. Noyes in respect of such losses, claims, damages, and liabilities in such proportion as appropriately reflects the relative benefits received by, and fault of, Peoples and David A. Noyes in connection with the matters as to which such losses, claims, damages, or liabilities relate and other equitable considerations. The agreements of Peoples extend to and inure to the benefit of each person, if any, who may be deemed to control David A. Noyes.

Accounting Treatment

        MainSource will account for the merger under the "purchase" method of accounting in accordance with accounting principles generally accepted in the United States. Using the purchase method of accounting, the assets and liabilities of Peoples will be recorded by MainSource at their respective fair values at the time of the completion of the merger. The excess of MainSource's purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

Tax Consequences of the Merger

        General.    The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of Peoples common stock that surrenders all of its common stock for shares of MainSource common stock and/or cash in the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service ("IRS"), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens that hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of Peoples common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their Peoples common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise appraisal rights, persons that are, or hold their Peoples common stock through, partnerships or other pass-through entities, or persons who acquired their Peoples common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

        Peoples shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

        Opinion Conditions.    The completion of the merger is conditioned upon the delivery of an opinion by Krieg DeVault LLP, tax counsel to MainSource, that the merger will constitute a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code. MainSource expects to be able to obtain the tax opinions if, as expected:

  •
  MainSource, Peoples and Peoples Holdings are able to deliver customary representations to MainSource's tax counsel;

  •
  there is no adverse change in U.S. federal income tax law; and

  •
  the aggregate fair market value of the MainSource common stock delivered as consideration in the merger is equal to or greater than 50% of the sum of (i) the aggregate fair market value of such MainSource common stock; and (ii) the aggregate amount of cash that is considered to be merger consideration, including any cash that may be payable, directly or indirectly, by MainSource to Peoples shareholders who perfect their appraisal rights.

        If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code.

        Exchange of Peoples Common Stock Solely for Cash. A Peoples shareholder that exchanges all of its shares of Peoples common stock solely for cash in the merger or as a result of exercising dissenters' rights will recognize capital gain or loss on the exchange in an amount equal to the difference, if any, between the amount of cash received and the Peoples shareholder's aggregate tax basis in the shares surrendered in exchange therefor. The gain or loss will be long-term capital gain or loss if the Peoples shareholder's holding period for its Peoples common stock is more than one year as of the date of the exchange.

        Exchange of Peoples Common Stock Solely for MainSource Common Stock. A Peoples shareholder that exchanges all of its Peoples common stock solely for MainSource common stock in the merger will not recognize any gain or loss (except with respect to cash received instead of a fractional share of MainSource common stock, as discussed below). The aggregate tax basis of shares of MainSource common stock received in the merger will be equal to the aggregate tax basis of the shares of Peoples common stock surrendered in exchange therefor, and an exchanging Peoples shareholder's holding period in the MainSource common stock received in the merger will include the holding period of the Peoples common stock surrendered in exchange therefor.

        Exchange of Peoples Common Stock for Cash and MainSource Common Stock. A Peoples shareholder that exchanges all of its Peoples common stock for a combination of MainSource common stock and cash in the merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the merger; and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the MainSource common stock received in the merger over (b) the Peoples shareholder's aggregate tax basis in its Peoples common stock surrendered in exchange therefor.

        The gain recognized will be capital gain unless the Peoples shareholder's receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary income to the extent of the holder's ratable share of accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether a Peoples shareholder's receipt of cash has the effect of a distribution of a dividend, the Peoples shareholder will be treated as if it first exchanged all of its Peoples common stock solely in exchange for MainSource common stock and then MainSource immediately redeemed a portion of that stock for the cash that the holder actually received in the merger (referred to herein as the "deemed redemption"). Receipt of cash will generally not have the effect of a dividend to the Peoples shareholder if such receipt is, with respect to the Peoples shareholder, "not essentially equivalent to a dividend" or "substantially disproportionate," each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be "not essentially equivalent to a dividend", the deemed redemption must result in a "meaningful reduction" in the shareholder's deemed percentage stock ownership of MainSource following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of MainSource the shareholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of MainSource the shareholder owns immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock it actually owns and the stock it constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the Peoples shareholder's holding period for its Peoples common stock is more than one year as of the date of the exchange. The determination as to whether a Peoples shareholder will recognize a capital gain or dividend income as a result of its exchange of Peoples common stock for a combination of MainSource common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, each Peoples shareholder is urged to consult its own tax advisor with respect to this determination.

        Peoples shareholder's aggregate tax basis in the MainSource common stock received in the merger will be equal to the shareholder's aggregate tax basis in its Peoples common stock surrendered,

decreased by the amount of any cash received and increased by the amount of any gain recognized. A Peoples shareholder's holding period for MainSource common stock received in the merger will include the holding period of the Peoples common stock surrendered in the merger.

        Cash Received Instead of a Fractional Share of MainSource Common Stock.    Subject to the discussion above regarding possible dividend treatment, a Peoples shareholder that receives cash instead of a fractional share of MainSource common stock in the merger will recognize capital gain or loss with respect to the fractional share in an amount equal to the difference, if any, between the amount of cash received instead of the fractional share and the portion of the shareholder's tax basis in its Peoples common stock that is allocable to the fractional share. The capital gain or loss will be long-term if the holding period for such Peoples common stock is more than one year as of the date of the exchange.

        Tax Treatment of the Entities.    No gain or loss will be recognized by MainSource, Peoples or Peoples Trust as a result of the merger.

        Information Reporting and Backup Withholding.    In general, a Peoples shareholder receiving cash in the merger will be subject to information reporting to the IRS. In addition, backup withholding at the applicable rate (currently 28%) will generally apply if the exchanging Peoples shareholder fails to provide an accurate taxpayer identification number or fails to properly certify that it is not subject to backup withholding (generally on a substitute IRS Form W-9). Certain holders (including, among others, U.S. corporations) are not subject to information reporting or backup withholding, but they may still need to furnish a substitute IRS Form W-9 or otherwise establish an exemption. Any amount withheld as backup withholding from payments to an exchanging Peoples shareholder will be creditable against the Peoples shareholder's federal income tax liability, provided that it timely furnishes the required information to the IRS. Peoples shareholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining an exemption.

Regulatory Approvals

        The merger of MainSource and Peoples is subject to prior approval of the Federal Reserve and the Indiana Department of Financial Institutions. MainSource has received approval from the Federal Reserve Board and the Indiana Department of Financial Institutions.

Interests of Certain Persons in the Merger

        On the record date, Peoples' directors and officers beneficially owned, in the aggregate, 151,844 shares of Peoples' common stock, representing approximately 80.69% of Peoples' outstanding shares of common stock.

        Accelerated Payouts Under Certain Executive Compensation Plans.    The merger agreement contemplates that payments will be made by Peoples in connection with the termination of certain indexed retirement plans to Messrs. Carr, Long and Hilderbrand and to Mrs. Loehr.

        Severance Payments.    The merger agreement provides for severance payments to Gary Hilderbrand and Carol Barnhart Loehr on or before the closing date of the merger.

        Employment and Severance Agreements.    The merger agreement requires two of Peoples' executive officers, Larry J. Carr and Thomas J. Long, to enter into employment agreements with the Bank and severance agreements with MainSource. The term of both agreements will commence on the closing date of the merger.

        Continued Director and Officer Liability Coverage.    For a period of three years after the effective time, MainSource has agreed to indemnify and hold harmless the current and former directors and officers of Peoples for all actions taken by them prior to the effective time of the merger, to the same extent as Peoples currently provides for indemnification of their officers and directors. MainSource has agreed to maintain in effect Peoples' current directors' and officers' liability insurance covering acts or omissions occurring prior to the effective time with respect to those persons who are currently covered by Peoples' directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable to Peoples' directors and officers currently covered by such insurance than those of such policy in effect on December 16, 2003. MainSource may substitute such policy with a policy of one of its subsidiaries (including self insurance) containing terms with respect to coverage and amount no less favorable to such directors or officers.

        Continuation of Split Dollar Agreements.    Existing split dollar agreements with Messrs. Carr, Long, Hilderbrand and Mrs. Loehr will, in connection with the merger, be amended to require the Bank to continue to hold life insurance policies, premiums for which are paid until the death of the insureds, notwithstanding their retirement, termination or other events.

Voting Agreement

        All directors of Peoples who own shares of Peoples common stock have entered into a voting agreement with MainSource. Under this agreement, these shareholders have each agreed to vote their respective shares of Peoples common stock in favor of the merger.

        Furthermore, each of these shareholders has agreed not to sell, assign, transfer, dispose or otherwise convey, or authorize or approve the sale, assignment, transfer, disposition or other conveyance of any of their shares to any other person, trust or entity prior to the Peoples special meeting. The shares subject to the voting agreement represent approximately 80.69% of Peoples' issued and outstanding shares of common stock on the record date. Therefore, approval of the merger agreement by the shareholders of Peoples is assumed. The voting agreement will terminate upon the termination of the merger agreement in accordance with its terms.

Restrictions on Resale of MainSource Common Stock

        All shares of MainSource common stock issued to Peoples' shareholders in connection with the merger will be freely transferable, except that shares received by persons deemed to be "affiliates" of Peoples under the Securities Act at the time of the special meeting may be resold only in transactions permitted by Rule 145 under the Securities Act or otherwise permitted under the Securities Act. This proxy statement/prospectus does not cover any resales of the shares of MainSource common stock to be received by Peoples' shareholders upon completion of the merger, and no person may use this proxy statement/prospectus in connection with any resale. Based on the number of shares of MainSource common stock anticipated to be received in the merger, it is expected that Rule 145 will not limit the amount of shares that former Peoples shareholders will be able to sell into the market. Persons who may be deemed affiliates of Peoples for this purpose generally include directors, executive officers and the holders of 10% or more of the outstanding shares of Peoples' common stock. Pursuant to the merger agreement, Peoples has agreed to cause each of its affiliates to execute a written affiliate agreement to the effect that those affiliates will not offer or sell or otherwise dispose of any of the shares of MainSource common stock issued to those affiliates in the merger in violation of the Securities Act or the related SEC rules and regulations.

DESCRIPTION OF THE MERGER AGREEMENT

        The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

Time of Completion

        Unless otherwise mutually agreed to by the parties hereto, the effective time will occur on the fifth business day immediately following the date on which the last of the conditions set forth in the merger agreement is fulfilled or waived following and the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the merger, and in no event will the effective time occur later than June 30, 2004, if the registration statement filed by MainSource with the SEC is not subject to the SEC's review, or July 31, 2004, if the registration statement filed by MainSource with the SEC is subject to the SEC's review. The completion of the merger sometimes is referred to in this proxy statement/prospectus as the "closing date". The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the "effective time."

Consideration to be Received in the Merger

        If the merger is completed, the shares of Peoples common stock which you own immediately before the completion of the merger will be converted into a right to receive shares of MainSource common stock and/or cash. At the effective time, each issued and outstanding share of Peoples common stock, other than dissenting shares, will be converted into the right to receive, in accordance with the election and proration procedures set forth in the merger agreement, either (i) $67.6168; or (ii) 3.6728 shares of MainSource common stock, subject to adjustment.

        Peoples' shareholders will not receive fractional shares of MainSource common stock. Instead, they will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of MainSource common stock to which you are entitled multiplied by (ii) $18.41, which is subject to adjustment.

        If the aggregate stock consideration to be received by all shareholders of Peoples would exceed 65% of the aggregate merger consideration, then a number of stock election shares will be converted to cash election shares by first converting stock election shares out of the smallest stock election in terms of number of shares of Peoples common stock, and then converting stock election shares out of the next smallest stock election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the cash consideration equals 35% of the total merger consideration (including cash payments for fractional shares and payments to dissenting shareholders), and (z) the merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Internal Revenue Code.

        If the aggregate stock consideration to be received by all shareholders of Peoples would be less than 65% of the aggregate merger consideration, then a number of cash election shares will be converted to stock election shares by first converting cash election shares out of the smallest cash election in terms of number of shares of Peoples common stock and then converting cash election shares out of the next smallest cash election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the stock consideration equals 65% of the total merger consideration (including cash payments for fractional shares and payments to dissenting shareholders); and (z) the merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Internal Revenue Code.

        If there is any reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to (or if rights are issued in respect of) shares of Peoples common stock or MainSource common stock, then the stock consideration and the cash consideration payable by MainSource in the merger will be adjusted accordingly, without duplication, to provide Peoples shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

Dividend to be Paid Prior to Merger

        If the merger is approved by the Peoples shareholders, Peoples will, immediately prior to consummation of the merger, pay a dividend equal to its capital in excess of $8,482,000. Excess capital at closing is estimated to be approximately $3,200,000, or $17.01 per share. See "DESCRIPTION OF THE MERGER AGREEMENT—Conduct of Business Pending the Merger and Certain Covenants."

Exchange of Certificates

        MainSource is the exchange agent handling the exchange of Peoples common stock for the merger consideration and the payment of cash for any fractional share interest. An election must be made by completing the election form and any other required documents in accordance with the instructions set forth therein and delivering them to MainSource before 5:00 p.m., E.S.T., on the election deadline, which is the date of the special meeting of shareholders. An election will have been properly made only if MainSource actually receives a properly completed election form by the election deadline. An election form is deemed properly completed only if accompanied by one or more certificates representing all shares of Peoples common stock covered by such election form, together with duly executed transmittal materials included with the election form.

Conduct of Business Pending the Merger and Certain Covenants

        Conduct of Business.    Under the merger agreement, Peoples has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, Peoples and its subsidiary are required to conduct their business in the usual and ordinary course, consistent with prudent banking practice.

        The following is a summary of the more significant restrictions imposed upon Peoples, subject to the exceptions set forth in the merger agreement:

  •
  affecting any change in the capitalization or the number of issued and outstanding shares of Peoples;

  •
  distributing or paying any dividends on its shares of common stock, or authorizing a stock split, or making any other distribution to its shareholders; provided, however, that Peoples may make a pre-closing distribution to its shareholders in an amount equal to the excess equity above $8,462,000. Excess equity of Peoples shall be calculated after Peoples and Peoples Trust provide for the following three items:

  •
  maintaining the allowance for loan losses at $1,531,000 or 1.84% of total gross loans outstanding, whichever is greater. For purposes of these calculations, any additional charges-offs or additional provisions for the allowances for loan losses related to a change in the status or condition of Peoples' commercial credits with balances greater than $100,000 shall be excluded;

  •
  any payment made by Peoples in connection with the termination of those certain revenue neutral agreements with four executive officers; and

    •
    the payment of all fees and expenses of Peoples' attorneys, accountants and investment bankers.

  •
  redeeming any of its outstanding shares of common stock;

  •
  merging, combining, consolidating or effecting a share exchange with or selling its assets or any of its securities to any other person, corporation or entity or entering into any other similar transaction not in the ordinary course of business;

  •
  purchasing any assets or securities or assuming any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary in managing its investment portfolio;

  •
  making any loan or committing to lend money, issuing any letter of credit or accepting any deposit, except in the ordinary course of business in accordance with its existing banking practices;

  •
  except for the acquisition or disposition in the ordinary course of business of other real estate owned, acquiring or disposing of any real or personal property or fixed asset constituting a capital investment in excess of $10,000 individually or $25,000 in the aggregate;

  •
  making any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Peoples or Peoples Trust to dispose freely of such investment at any time; subjecting any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings and except for pledges or liens required to be granted in connection with acceptance by Peoples of government deposits;

  •
  modifying, amending or instituting new employment policies or practices, or entering into, renewing or extending any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Peoples or Peoples Trust;

  •
  executing, creating, instituting, modifying, amending or terminating any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Peoples or Peoples Trust;

  •
  promoting to a new position or increasing the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices), or entering into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Peoples or Peoples Trust;

  •
  amending, modifying or restating Peoples' or Peoples Trust's respective organizational documents;

  •
  giving, disposing of, selling, conveying or transferring; assigning, hypothecating, pledging or encumbering; or granting a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets, of Peoples or Peoples Trust, or entering into any agreement or commitment relative to the foregoing;

  •
  failing to maintain Peoples' or Peoples Trust's reserve for loan losses at the greater of either $1,531,000 or 1.84% of total gross loans outstanding;

  •
  failing to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

  •
  issuing, or authorizing the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of Peoples or Peoples Trust;

  •
  except for obligations disclosed within the merger agreement, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in Peoples' financial statements, borrowing any money or incurring any indebtedness including, without limitation, that through the issuance of debentures, or incurring any liability or obligation in an aggregate amount exceeding $10,000;

  •
  opening, closing, moving or, in any material respect, expanding, diminishing, renovating, altering or changing any of its offices or branches;

  •
  paying or committing to pay any management or consulting or other similar type of fees; or

  •
  entering into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation requiring payments by Peoples which exceed $10,000.

        MainSource Restrictions.    The following is a summary of the more significant restrictions imposed upon MainSource, subject to the exceptions set forth in the merger agreement:

  •
  issuing any press releases or making any other public announcements or disclosures relating primarily to Peoples with respect to the merger without the prior consent of Peoples; and

  •
  taking any action while knowing that such action would, or is reasonably likely to, prevent or impede the merger from qualifying as reorganization within the meaning of Section 368 of the Code; knowingly taking any action that is intended or reasonably likely to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any respect at any time at or prior to the effective time; any of the conditions to the merger set forth in the merger agreement not being satisfied; a material violation of any provision of the merger agreement or delay in the consummation of the merger except, in each case, as may be required by applicable law or regulation.

        MainSource Covenants.    MainSource has agreed to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the merger agreement. Peoples has agreed to cooperate with MainSource in connection with obtaining the regulatory approvals. MainSource has also agreed to, after the effective time, in the event MainSource eliminates a position, other than any position held by Gary C. Hilderbrand or Carol Barnhart Loehr, and no alternative employment with comparable level of responsibility and pay is offered to that individual, negotiate a severance payment to that individual based on the individual's length of service and level of responsibility with Peoples and MainSource. Further, MainSource will prepare or cause to be prepared and file or cause to be filed all tax returns for Peoples and its subsidiaries for all periods ending on or prior to the date of closing which are filed after the date of closing

        The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See "DESCRIPTION OF THE MERGER AGREEMENT—Employee Benefit Matters" and "DESCRIPTION OF THE MERGER—Interests of Certain Persons in the Merger."

Representations and Warranties

        Peoples and MainSource.    The merger agreement contains representations and warranties made by Peoples and MainSource. These include, among other things, representations relating to:

  •
  valid corporate organization, existence and good standing;

  •
  corporate power and authority to enter into the merger and the merger agreement;

  •
  capitalization;

  •
  compliance with laws;

  •
  litigation and pending proceedings;

  •
  taxes, returns and reports;

  •
  broker's, finder's or other fees;

  •
  shareholder approval;

  •
  absence of changes in financial condition since September 30, 2003;

  •
  accuracy of representations and warranties at the effective time;

  •
  nonsurvival of representations and warranties; and

  •
  qualification as a reorganization.

        MainSource.    MainSource represents and warrants to Peoples in the merger agreement regarding:

  •
  compliance with SEC filing requirements;

  •
  filing of necessary reports with regulatory authorities;

  •
  accuracy of statements made and materials provided to the other party;

  •
  absence of a material employee benefit plan liability or other material off-balance sheet liability; and

  •
  formation and purpose of forming Peoples Holdings, Inc.

        Peoples.    Peoples makes additional representations and warranties to MainSource in the merger agreement relating to, among other things:

  •
  organizational documents;

  •
  financial statements and reports;

  •
  properties, contracts, employees and other agreements;

  •
  absence of undisclosed liabilities;

  •
  title to assets;

  •
  loans and investments;

  •
  shareholder rights plan and anti-takeover mechanisms;

  •
  employee benefit plans;

  •
  obligations to employees;

  •
  deposit insurance;

  •
  insurance;

  •
  accuracy of Peoples' books and records;

  •
  accuracy of disclosure schedules and documents delivered by Peoples;

  •
  interim events since September 30, 2003;

  •
  regulatory filings;

  •
  contracts;

  •
  no third party options;

  •
  indemnification agreements;

  •
  trust administration; and

  •
  opinion of financial advisor.

Conditions to Completion of the Merger

        Closing Conditions for the Benefit of MainSource.    MainSource's obligations are subject to fulfillment of the following conditions:

  •
  the accuracy of representations and warranties of Peoples in all material respects as of the closing date;

  •
  performance by Peoples in all material respects of its agreements under the merger agreement;

  •
  receipt from Peoples at closing of certain items set forth in the merger agreement;

  •
  the registration statement has been declared effective by the SEC and continues to be effective as of the effective time;

  •
  approval of the merger by Peoples shareholders;

  •
  receipt of all necessary regulatory approvals;

  •
  receipt of a voting agreement executed by certain Peoples shareholders set forth in the merger agreement;

  •
  receipt of employment and severance agreements entered into by certain officers of Peoples as set forth in the merger agreement;

  •
  receipt of necessary consents, releases and opinions;

  •
  the freezing and termination of certain agreements between Peoples and certain officers and directors of Peoples and the payment by Peoples of accrued funds to such persons;

  •
  receipt of an officer's certificate;

  •
  receipt by the board of directors of MainSource of a written tax opinion of the law firm of Krieg DeVault LLP; and

  •
  receipt of a fairness opinion issued by Peoples' investment banker.

        Closing Conditions for the Benefit of Peoples.    Peoples' obligations are subject to fulfillment of the following conditions:

  •
  accuracy of representations and warranties of MainSource in all material respects as of the closing date;

  •
  performance by MainSource in all material respects of their agreements under the merger agreement;

  •
  receipt from MainSource at closing of certain items set forth in the merger agreement;

  •
  receipt of all necessary regulatory approvals;

  •
  the registration statement has been declared effective by the SEC and continues to be effective as of the effective time;

  •
  approval of the merger by Peoples shareholders;

  •
  receipt of an officer's certificate; and

  •
  opinion of financial advisor.

Termination

        The merger agreement may be terminated by mutual consent of MainSource or Peoples at any time prior to the effective time. Additionally, subject to conditions and circumstances described in the merger agreement, either MainSource or Peoples may terminate the merger agreement if any of the following occur:

  •
  the merger has not been consummated by June 30, 2004, if this registration statement is not subject to the SEC's review, or July 31, 2004, if this registration statement is subject to the SEC's review; provided, however, that if MainSource or Peoples willfully breaches or willfully defaults the merger agreement, such company will have no right to terminate the merger agreement;

  •
  Peoples shareholders do not adopt the merger agreement at the Peoples special meeting;

  •
  there is a material breach of the merger agreement by the other party that remains uncured for 30 days (and the terminating party is not in material breach);

  •
  there is a material adverse effect in the business, assets, capitalization, financial condition or results of operation of the other party, taken as a whole, as of the effective time of the merger, as compared to that in existence as of the date of the merger agreement, December 16, 2003;

  •
  if Peoples' board of directors submits, or intends to submit, the merger agreement to the shareholders without recommending the approval of the merger agreement, MainSource may terminate the merger agreement;

  •
  the merger is impracticable by reason of commencement or threat of any claim, litigation or proceeding against MainSource, Peoples, any subsidiary of MainSource or Peoples or any director or officer of any of such entities relating to the merger agreement or the merger;

  •
  if Peoples fails to maintain a composite rating of at least two from its latest safety and soundness and compliance examination, or fails to maintain a CRA rating of Satisfactory or better, MainSource may terminate the merger agreement; or

  •
  if Peoples does not provide title insurance policies and survey drawings for each parcel of real property owned by Peoples within 45 days of the date of the merger agreement, MainSource may terminate the merger agreement; provided, however, that Peoples may have 30 days to provide any policies or surveys not previously provided to MainSource after receiving written notice to Peoples of any deficiency.

Termination Fee

        MainSource may demand a $500,000 termination fee from Peoples, plus reimbursement of expenses incurred in connection with the merger transactions, up to a maximum of $200,000, if the merger agreement is terminated under the following circumstances:

  •
  MainSource terminates this Agreement because:

  •
  there is a material breach of the merger agreement by Peoples that remains uncured for 30 days;

  •
  the merger is impracticable by reason of commencement or threat of any claim, litigation or proceeding against MainSource, Peoples, any subsidiary of MainSource or Peoples or any director or officer of any of such entities relating to the merger agreement or the merger;

  •
  Peoples' board of directors submits, or intends to submit, the merger agreement to the shareholders without recommending the approval of the merger agreement; or

  •
  Peoples shareholders do not adopt the merger agreement at the Peoples special meeting.

  •
  Peoples' board of directors fails to recommend to Peoples' shareholders that the shareholders should approve the merger agreement and the merger;

  •
  Peoples' board of directors withdraws, modifies or conditions its recommendation to Peoples' shareholders to approve the merger agreement and the merger or is silent with respect to the approval of the merger agreement and the merger;

  •
  Peoples approves, enters into or executes a definitive agreement, letter of intent, term sheet or understanding relating to an acquisition with a party other than MainSource or an affiliate of MainSource; or

  •
  Peoples terminates the merger agreement because the merger is impracticable by reason of commencement or threat of any claim, litigation or proceeding against MainSource, Peoples, any subsidiary of MainSource or Peoples or any director or officer of any of such entities relating to the merger agreement or the merger.

Amendment and Waiver

        Amendment.    The merger agreement may be supplemented, modified or amended by the written agreement of the parties at any time.

        Waiver.    At any time prior to the effective time of the merger, Peoples, MainSource and Peoples Holdings may, as permitted by applicable law and the merger agreement:

  •
  extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under the merger agreement;

  •
  waive any inaccuracies in the representations or warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement;

  •
  waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under the merger agreement; or

  •
  waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the merger.

        Any agreement on the part of a party to the merger agreement to any extension or waiver will be valid only if set forth in a written instrument signed on behalf of that party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights.

Management and Operations After the Mergers

        After the merger and the follow-up merger of Peoples with and into MainSource, the MainSource board of directors will remain the same.

Employee Benefit Matters

        The merger agreement requires MainSource to make available to the officers and employees of Peoples, at a time to be determined by MainSource in its sole discretion, substantially the same employee benefits on substantially the same terms and conditions as MainSource offers to similarly situated officers and employees. Until such time, MainSource will assume and continue most of Peoples' employee benefit plans and arrangements, but MainSource reserves the right to amend or terminate these plans and arrangements in accordance with their terms and applicable law. Peoples' employees will receive full credit for prior service with Peoples for purposes of the eligibility, vesting and period of service requirements after the merger.

Expenses

        All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses, except that the fees paid in connection with the filing of the registration statement will be borne by MainSource and any phase two environmental investigation requested by MainSource will be borne by MainSource. Peoples has also agreed to pay to MainSource a break-up fee of $500,000 in the event the merger is terminated prior to the closing date for certain specified reasons set forth in the merger agreement. Peoples has also agreed to reimburse MainSource for its out-of-pocket expenses incurred in connection with the merger transaction, up to a maximum of $200,000 in the event the merger is terminated prior to the closing date for certain specified reasons set forth in the merger agreement.

NASDAQ Stock Listing

        MainSource common stock currently is listed on the NASDAQ National Market under the symbol "MSFG." The shares to be issued to the Peoples shareholders as merger consideration also will be eligible for trading on the NASDAQ National Market.

MARKET PRICE AND DIVIDEND MATTERS

        MainSource common stock is listed on the Nasdaq National Market under the symbol "MSFG". The market for shares of Peoples common stock is highly illiquid and the shares are neither traded on an established exchange nor listed on the Nasdaq Stock Market. The table below sets forth, for the calendar quarters indicated, the high and low sales prices of MainSource common stock as reported on the Nasdaq National Market and the dividends per share declared on the MainSource common stock in each such quarter. All data has been adjusted for the three for two stock split declared in March 2004.

	High	Low	Dividends
Year Ending December 31, 2001
First Quarter	$9.65	$8.49	$.095
Second Quarter	9.59	9.19	.095
Third Quarter	10.50	9.30	.095
Fourth Quarter	11.19	9.15	.097
Year Ending December 31, 2002
First Quarter	12.18	10.34	.103
Second Quarter	15.24	12.10	.103
Third Quarter	15.18	13.49	.103
Fourth Quarter	15.84	13.89	.109
Year Ending December 31, 2003
First Quarter	16.23	14.29	.114
Second Quarter	16.39	14.60	.114
Third Quarter	17.14	15.40	.114
Fourth Quarter	21.17	16.98	.114
Year Ending December 31, 2004
First Quarter	24.23	21.13	.12
Second Quarter (through April 19, 2004)	24.07	22.83	—

        On December 17, 2003, which was the last trading day prior to the public announcement of the execution of the merger agreement, the closing price of MainSource common stock was $20.13 per share. On April 19, 2004, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price of MainSource common stock was $22.83 per share. We encourage you to obtain current market quotations for MainSource common stock.

        As of April 19, 2004, there were approximately 3,282 holders of record of MainSource common stock. As of April 19, 2004, there were approximately 34 holders of record of Peoples common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

        Following the merger, the declaration of dividends will be at the discretion of MainSource's board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of MainSource, applicable state law and government regulations and other factors deemed relevant by MainSource's board of directors. The merger agreement prohibits Peoples from paying cash dividends on Peoples common stock pending consummation of the merger, subject to certain exceptions. See "DESCRIPTION OF THE MERGER AGREEMENT—Conduct of Business Pending the Merger and Certain Covenants."

THE COMPANIES

Business of MainSource

        MainSource is a community-focused bank holding company organized under the laws of Indiana and registered under the Bank Holding Company Act. MainSource is engaged in a general commercial banking business through its banking subsidiaries headquartered in Greensburg, Bargersville and New Albany, Indiana and Watseka, Illinois. MainSource is engaged in a trust company business through its banking subsidiary headquartered in Greensburg. MainSource also is engaged in the insurance agency business through a subsidiary located in Greensburg. At December 31, 2003, MainSource's consolidated total assets were $1.4 billion, its consolidated total deposits were $1.2 billion and its consolidated total shareholder's equity was $105 million. MainSource's common stock trades on the NASDAQ National Market under the symbol "MSFG."

        Certain information relating to the executive compensation, various benefit plans, voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to MainSource is incorporated by reference or set forth in MainSource's Annual Report on Form 10-K for the year ended December 31, 2003, incorporated into this document by reference. Shareholders desiring copies of this document and other documents may contact MainSource at its address or telephone number indicated under "WHERE YOU CAN FIND MORE INFORMATION."

Business of Peoples

        Peoples Financial Corp., an Indiana corporation, is a bank holding company headquartered in Linton, Indiana. Its primary business is operating its bank subsidiary, Peoples Trust Company, an Indiana chartered bank with its principal office in Linton, Indiana. As of December 31, 2003, Peoples had consolidated total assets of approximately $121,519,000, deposits of approximately $101,566,000 and shareholder's equity of approximately $11,386,000.

COMPARISON OF RIGHTS OF PEOPLES SHAREHOLDERS AND MAINSOURCE SHAREHOLDERS

        At present, the rights of shareholders of Peoples, an Indiana corporation, are governed by Peoples' articles of incorporation and by-laws as well as the Indiana Business Corporation Law, referred to as the IBCL. Upon completion of the merger, the rights of Peoples shareholders who receive shares of MainSource common stock in exchange for their shares of Peoples common stock and become shareholders of MainSource will be governed by the articles of incorporation and by-laws of MainSource, the IBCL, as MainSource is an Indiana corporation, and rules and regulations applying to public companies. The following discussion summarizes material differences between the rights of Peoples' shareholders and MainSource's shareholders and is not a complete description of all differences. This discussion is qualified in its entirety by reference to the IBCL, MainSource's articles of incorporation and by-laws and Peoples' articles of incorporation and by-laws.

Authorized Capital Stock

  MainSource

        MainSource is currently authorized to issue up to 25,000,000 shares of common stock, no par value, of which 10,578,068 shares were outstanding as of April 19, 2004. MainSource is also authorized to issue up to 400,000 shares of preferred stock, no par value. Currently, there are no shares of MainSource preferred stock outstanding. If any series of preferred stock is issued, the MainSource board of directors may fix the designation, relative rights, preferences and limitations, and any other powers, preferences and relative, participating, optional and special rights, and any qualifications, limitations and restrictions, of the shares of that series of preferred stock.

        As of April 19, 2004, options to purchase approximately 111,263 shares of MainSource common stock were outstanding, as adjusted for the stock split.

  Peoples

        Peoples is currently authorized to issue up to 300,000 shares of common stock, no par value, of which 188,178 shares were outstanding as of April 19, 2004.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

  MainSource

        MainSource's by-laws provide that nominations for the election of directors may be made by its board of directors or by any shareholder entitled to vote for the election of directors, subject to the nomination having been made in compliance with certain notice and informational requirements. In addition, MainSource's by-laws provide that any business to be presented at the annual meeting of shareholders is subject to certain advance notice and informational requirements. MainSource's by-laws provide that the Secretary of MainSource must receive written notice of any shareholder director nomination or proposal for business at an annual meeting of shareholders no less than 60 nor more than 90 days prior to the meeting, provided, however, that in the event that less than 70 days notice or prior to public disclosure of the date of the meeting is given or made to shareholders, notice of the nomination or proposal must be received no later than the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made.

  Peoples

        Neither Peoples' articles of incorporation nor its by-laws contain advance notice requirements for presentation of business and nominations at the annual meeting of shareholders.

Number of Board of Directors

  MainSource

        MainSource's by-laws state that the number of directors will not be less than five and no more than fifteen, as fixed by resolution of the board of directors from time to time. Each director holds office for the term for which he was elected and until his successor shall be elected and qualified, whichever period is longer, or until his death or until he resigns or has been removed. The number of directors currently designated by MainSource is seven.

  Peoples

        The by-laws state that the number of directors shall be increased or decreased from time to time by amending the by-laws. The number of directors is currently set at five. Each director holds office for the term for which he is elected or until his successor shall have been elected and qualifies for the office, whichever period is longer.

Amendment of Articles of Incorporation and By-Laws

  MainSource

        The board of directors of MainSource has the power and authority to alter, amend or repeal MainSource's by-laws, and to make new by-laws, by the majority of the entire board of directors, subject always to the power of the shareholders to change or repeal such by-laws.

  Peoples

        Peoples' by-laws may be amended by its board of directors subject to the rights of the shareholders to repeal or modify such actions.

Transactions with Interested Security Holders

  MainSource

        Under the business combinations provision of the IBCL, an "interested shareholder" (e.g., any holder of 10% or more of the shares) of an Indiana corporation with a class of voting shares registered under Section 12 of the Exchange Act, or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of the 10% interest, the board of directors of the target corporation approved either the acquisition of such interest or the proposed business combination. If board approval is not obtained, then five years after a 10% or more shareholder has become such, a business combination with the 10% or more shareholder is permitted if all provisions of the articles of incorporation of the corporation are met and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL.

        An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision by amending its articles of incorporation with the approval of holders of at least a majority of the corporation's outstanding shares not held by the 10% or more shareholder. However, this election remains ineffective for 18 months after the amendment and does not apply to a combination with a shareholder who had acquired a 10% or more ownership position prior to the effective time of the election. MainSource has not elected to remove itself from the protection provided by the Indiana business combinations provision.

  Peoples

        Peoples is not subject to the protection provided by the Indiana business combinations provision of the IBCL because it does not have any securities registered under Section 12 of the Exchange Act and has not specifically adopted this provision in its articles of incorporation.

Control Share Acquisition

  MainSource

        Pursuant to the IBCL, unless an Indiana corporation provides an exemption in its articles of incorporation or by-laws, any person who makes a "control share acquisition" (as defined in the IBCL) may not vote the shares acquired in that acquisition, except to the extent voting rights relating to those shares are granted by a resolution approved by a vote of disinterested shareholders. The IBCL defines a "control share acquisition" as either:

  •
  the acquisition by a person of, either within a 90-day period or pursuant to a plan to make a control share acquisition of ownership; or

  •
  the power to direct the voting of, shares representing between one-fifth and one-third, between one-third and one-half, or one-half or more of an issuing public corporation's voting power in the election of directors.

        The acquiring person may request, and the corporation must call, a special shareholders' meeting to restore or approve voting rights after the acquiring person delivers to the corporation a statement describing the acquisition or proposed acquisition (an "acquiring person statement"), and an undertaking to pay the expenses relating to the meeting. Shares acquired in a control share acquisition in which no acquiring person statement has been filed may be redeemed by the corporation at their fair value, under certain circumstances. Unless otherwise provided in a corporation's articles of incorporation or by-laws, if shares acquired in a control share acquisition are given full voting rights and the acquiring person has acquired shares representing a majority or more of the corporation's voting power, then the other shareholders will be entitled to dissenters' rights of appraisal. MainSource's charter documents do not provide for an exemption from Indiana's control share acquisition provision.

  Peoples

        The control share acquisition provisions of the IBCL are not applicable to Peoples because Peoples does not meet the definition of "issuing public corporation" under the IBCL.

Annual Meeting of Shareholders

  MainSource

        The annual meeting of shareholders of MainSource is held at such time, place and date as the board of directors designates.

  Peoples

        The annual meeting of shareholders of Peoples is held on the second Tuesday in April at 2:00 p.m.

Special Meetings of Shareholders

  MainSource

        As permitted by the IBCL, MainSource's by-laws state that special meetings may be called by the chairman of the board of directors or the chief executive officer, and shall be called by the chairman of the board at the written request of a majority of the members of the board of directors or upon delivery to MainSource's secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

  Peoples

        As permitted by the IBCL, Peoples' by-laws state that a special meeting may be called only by Peoples' president, by a majority of the members of the board of directors or by the holders of not less than 50% of all the shares entitled to vote at the meeting.

Notice of Shareholder Meetings

  MainSource

        MainSource must provide notice to shareholders of each annual and special meeting of shareholders no less than 10 nor more than 60 days before the date of the meeting.

  Peoples

        Peoples must provide notice to shareholders of each annual and special meeting of shareholders no less than 10 nor more than 50 days before the date of the meeting.

Indemnification

  MainSource

        Subject to certain conditions, MainSource has agreed to indemnify each director or officer against expenses, judgments, taxes, fines and amounts paid in settlement, whether incurred by him in connection with any threatened, pending or completed action, suit or proceeding to which he is, or is threatened to be made, a party by reason that he is or was a director, officer or employee of MainSource.

  Peoples

        Subject to certain conditions, Peoples has agreed to indemnify and may advance expenses to all directors, officers, employees or agents of Peoples who are, were or are threatened to be made a defendant or respondent to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of Peoples to the fullest extent that is expressly permitted or required under Indiana and all other applicable law.

Removal of Directors

  MainSource

        Directors may be removed at a meeting called expressly for the purpose of removing one or more directors, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

  Peoples

        As provided by the IBCL, the shareholders or directors may remove one or more directors with or without cause. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may be removed by the shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

Preemptive Rights

  MainSource

        Although permitted by the IBCL, MainSource's articles of incorporation do not provide for preemptive rights to subscribe for any new or additional MainSource common stock or other securities. However, preemptive rights may be granted to MainSource's shareholders if MainSource's articles of incorporation are amended to permit preemptive rights.

  Peoples

        As permitted by the IBCL, Peoples' articles of incorporation provide for preemptive rights to subscribe for any new or additional Peoples common stock or other securities.

Appraisal Rights of Dissenting Shareholders

  MainSource

        The IBCL provides shareholders of an Indiana corporation that is involved in certain mergers, share exchanges or sales or exchanges of all or substantially all of its property the right to dissent from that action and obtain payment of the fair value of their shares. However, dissenters' rights are not available to holders of shares listed on a national securities exchange, such as the New York Stock Exchange, or traded on the NASDAQ National Market or a similar market.

  Peoples

        Appraisal rights are available to Peoples shareholders in connection with the merger because Peoples' common stock is not listed on a national securities exchange or designated as a national market system security. For a description of dissenters' rights, see "APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS."

LEGAL MATTERS

        Certain matters pertaining to the validity of the authorization and issuance of the MainSource common stock to be issued in the proposed merger and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon by Krieg DeVault LLP, Indianapolis, Indiana.

EXPERTS

        The consolidated financial statements of MainSource as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, have been audited by Crowe Chizek and Company LLC, independent auditors, as set forth in their report thereon included in reliance upon such report given on the authority of Crowe Chizek and Company LLC as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

        Under MainSource's bylaws, no business may be brought before an annual meeting unless in one of the following ways: (i) it is specified in the notice of the meeting (which includes shareholder proposals that MainSource is required to include in its proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934); (ii) such business is otherwise brought before the meeting by or at the direction of the Board of Directors; or (iii) such business is brought before the meeting by a shareholder who has delivered notice to MainSource (containing certain information specified in our bylaws) not less than 60 nor more than 90 days prior to the meeting. These requirements are separate from and in addition to the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in Mainsource's proxy statement.

        Shareholders interested in submitting a proposal for inclusion in the proxy materials for MainSource's annual meeting of shareholders in 2005 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, MainSource's Secretary must receive shareholder proposals no later than November 23, 2004.

WHERE YOU CAN FIND MORE INFORMATION

        MainSource files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document MainSource files with the SEC at its public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. MainSource's SEC filings are also available on its website at www.mainsourcefinancial.com, and at the office of the NASDAQ National Market. For further information on obtaining copies of MainSource's public filings at the NASDAQ National Market, you should call (212) 656-5060.

        MainSource filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of MainSource common stock to be issued to Peoples shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of MainSource in addition to being a proxy statement of Peoples for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

        Neither MainSource nor Peoples is required to provide any additional information regarding Peoples in this proxy statement/prospectus. Peoples generally provides a copy of its balance sheet and income statements on an annual basis. Copies of these documents may be obtained, without charge, by contacting Larry J. Carr at (812) 847-6056.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows MainSource to incorporate by reference information into this proxy statement/prospectus. This means that MainSource can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that MainSource has filed previously with the SEC:

  •
  MainSource's Annual Report on Form 10-K for the year ended December 31, 2003, except for Items 5, 6, 7, 7A and 8 which are included as part of this proxy statement/prospectus;

  •
  MainSource's proxy statement in connection with its 2004 annual meeting of shareholders filed with the SEC on March 19, 2004;

  •
  MainSource's Current Report on Form 8-K filed with the SEC on March 16, 2004;

  •
  MainSource's Current Report on Form 8-K filed with the SEC on April 14, 2004;

  •
  the description of MainSource's common stock contained in MainSource's Current Report on Form 8-K filed with the SEC on August 11, 1983; and

  •
  MainSource also incorporates by reference any filings it makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the special meeting.

        Any statement contained in a document incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus, or in any other document filed later which is also incorporated in this proxy statement/prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this proxy statement/prospectus except as so modified or superseded. The information relating to MainSource contained in this proxy statement/prospectus should be read together with the information in the documents incorporated in this proxy statement/prospectus by reference.

        You may request, either orally or in writing, and MainSource will provide, a copy of these filings without charge by contacting Donald A. Benziger, Senior Vice President and Chief Financial Officer, at 201 North Broadway, Greensburg, Indiana 47240, (812) 663-0157. If you would like to request documents, please do so by May 18, 2004, to receive them before the special meeting.

        All information concerning MainSource and its subsidiaries has been furnished by MainSource, and all information concerning Peoples has been furnished by Peoples.

MainSource Financial Group
Management's Discussion and Analysis
(Dollar amounts in thousands except per share data)

Forward-Looking Statements

        Except for historical information contained herein, the discussion in this Annual Report includes certain forward-looking statements based upon management expectations. Factors which could cause future results to differ from these expectations include the following: general economic conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; deposit flows; the cost of funds; general market rates of interest; interest rates on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; and changes in the quality or composition of the Company's loan and investment portfolios.

        The forward-looking statements included in the Management's Discussion and Analysis ("MD&A") relating to certain matters involve risks and uncertainties, including anticipated financial performance, business prospects, and other similar matters, and reflect management's best judgment based on factors currently known. Actual results and experience could differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements as a result of a number of factors, including but not limited to those discussed in the MD&A.

Overview

        MainSource Financial Group, Inc. ("Company") is a bank holding company whose principal activity is the ownership and management of its four wholly owned subsidiary banks ("Banks"): MainSource Bank headquartered in Greensburg, Indiana, Regional Bank ("Regional"), headquartered in New Albany, Indiana, Capstone Bank ("Capstone"), headquartered in Watseka, Illinois, and First Community Bank & Trust ("First Community"), headquartered in Bargersville, Indiana. All four banks operate under state charters and are subject to regulation by their respective state regulatory agencies and the Federal Deposit Insurance Corporation. MainSource Insurance (formerly The Insurance Group, Inc.) is a wholly owned subsidiary of MainSource Bank operating five offices in Indiana and one in Kentucky and is subject to regulation by the Kentucky and Indiana Departments of Insurance. The Company also has wholly owned subsidiaries to hold investment securities. These investment subsidiaries are incorporated in Nevada. Additionally, the Company owns IUB Reinsurance Company, Ltd., a credit life reinsurance company. In November 2003, the Company formed MSB Realty, Inc., which holds real estate backed assets of MainSource Bank.

Business Strategy

        The Company operates under the broad tenets of a long-term strategic plan ("Plan") designed to improve the Company's financial performance, expand its competitive position and enhance long-term shareholder value. The Plan is premised on the belief of the Company's board of directors that it can best promote long-term shareholder interests by pursuing strategies which will continue to preserve its community-focused philosophy. The dynamics of the Plan assure continually evolving goals, with the enhancement of shareholder value being the constant, overriding objective. The extent of the Company's success will depend upon how well it anticipates and responds to competitive changes within its markets, the interest rate environment and other external forces.

        The Company continued its history of external growth through acquisitions. In June 2003, the Company acquired First Community Bancshares and its wholly-owned subsidiary, First Community Bank & Trust, in a cash transaction. Funding for this acquisition was derived from the issuance of $7,000 of floating rate subordinated debentures, a $13,000 note payable, and internal cash. First Community is headquartered in Bargersville, Indiana and operates ten branches in four counties in south central Indiana with total assets of approximately $160 million. In 2003, the Company also purchased one branch in Illinois that added $20 million in deposits and $6 million in loans. The Company is continuously reviewing acquisition targets including branches, whole banks, and other financial service related entities focusing on the four-state Midwest region of Indiana, Illinois, Kentucky, and Ohio.

        During 2003, the Company continued its focus on becoming a complete financial services provider for its customers. The Company invested heavily in the information technology and data processing areas in order to position itself to support more products and services, to allow for future growth, and to stay competitive in the current environment.

        In 2003, the Company utilized these technologies in conjunction with its MCIF system to fuel internal growth through marketing to its existing customer base. The Company emphasized the cross-selling of insurance and annuity products through its branch system. The insurance division of the Company has grown steadily throughout the past several years and the Company views this area as a potential source of increasing non-interest income. In addition to the insurance division, the Company's wealth management division has experienced steady growth. As of December 31, 2003, MainSource Wealth Management, which operates as a division of MainSource Bank, had assets under management of approximately $138 million.

        In 2004, the Company will continue to emphasize its wide array of both traditional and non-traditional financial products and services. As the economy rebounds, the Company believes that 2004 will see increased activity in its lending areas and an increase in the yield on its investment portfolio. Management expects that these items will be partially offset by a decrease in mortgage banking as the refinancing boom that occurred throughout most of 2002 and 2003 appears to have slowed. Also, during the second quarter of 2004, the Company expects to close on the acquisition of Peoples Financial Corp., Inc. With its seven offices in southwest Indiana, this transaction will further expand the Company's footprint in the southern part of the state.

Table 2—Non-interest Income and Expense

				Percent Change
	2003	2002	2001	03/02	02/01
Non-interest income
Insurance commissions	$2,400	$2,156	$1,993	11.3%	8.2%
Fiduciary activities	602	561	506	7.3	10.9
Mortgage banking	5,671	4,757	2,767	19.2	71.9
Service charges on deposit accounts	5,092	4,011	3,835	27.0	4.6
Securities gains/(losses)	1,300	319	(111)	307.5	(387.4)
Other	4,378	2,575	2,496	70.0	3.2

Total non-interest income	$19,443	$14,379	$11,486	35.2%	25.2%

Non-interest expense
Salaries and employee benefits	$22,421	$20,381	$19,061	10.0%	6.9%
Net occupancy	2,753	2,414	2,247	14.0	7.4
Equipment	3,488	2,873	2,489	21.4	15.4
Telephone	1,287	1,038	855	24.0	21.4
Intangible amortization	909	828	1,966	9.8	(57.9)
Stationery, printing, and supplies	916	973	839	(5.9)	16.0
Other	8,674	7,103	6,854	22.1	3.6

Total non-interest expense	$40,448	$35,610	$34,311	13.6%	3.8%

Results of Operations

        Net income was $15,305 in 2003, $14,011 in 2002, and $11,177 in 2001. Earnings per common share on a fully diluted basis were $1.44 in 2003, $1.31 in 2002 and $1.04 in 2001. The 9.9% increase in 2003 earnings per share over 2002 was primarily due to the acquisition of First Community in June 2003, strong mortgage banking activity, and gains on the sales of investment securities. As detailed in Note 7 to the consolidated financial statements, in 2002 the Company adopted Statements of Financial Accounting Standards (FAS) No. 142 and 147, which changed the method of accounting for intangible assets. The adoption of these standards resulted in a reduction of goodwill amortization in 2002, increasing net income $710, or $0.07 per share. In addition, the Company realized gains related to the sales of investment securities and the merchant credit card program of $.03, net of tax. The change in goodwill and sales of securities and the merchant credit card program contributed $0.09 per share in 2002, representing approximately one-third of the increase in earnings per share versus 2001.

        Other key measures of the financial performance of the Company are return on average shareholders' equity and return on average assets. Return on average shareholders' equity was 15.07% in 2003, 14.90% in 2002, and 13.24% in 2001. The Company's return on average assets was 1.14% in 2003, 1.16% in 2002, and .93% in 2001. The current levels of return on shareholders' equity and return on assets are representative of the Company's continuing effort to improve profitability. The Company believes that its steady improvement in performance validates its strategic course of action and will continue to provide increased shareholder value.

Net Interest Income

        Net interest income and net interest margin are influenced by the volume and yield or cost of earning assets and interest-bearing liabilities. Tax equivalent net interest income of $45,655 in 2003 decreased slightly from $46,403 in 2002 (See Table 3). As rates stayed low throughout 2003, the Company's yield on earning assets decreased to 5.64% in 2003 from 6.60% in 2002. Partially offsetting the decrease in yield, the Company aggressively repriced its deposits and borrowings and was able to significantly reduce its cost of funds to 2.09 % in 2003 from 2.70% in 2002. The overall effect was a decrease in the Company's spread, which represents the difference between the yield on earning assets versus the cost of funds. The Company's spread in 2003 was 3.55% compared to 3.90% in 2002.

Provision for Loan Losses

        The Company expensed $1,325 in provision for loan losses in 2003. This level of provision allowed the Company to maintain an adequate allowance for loan losses. This topic is discussed in detail under the heading "Loans, Credit Risk and the Allowance and Provision for Loan Losses".

Non-interest Income

        Non-interest income increased in 2003 to $19,443 compared to $14,379 in 2002, which represents an increase of $5,064 and 35.2%. The acquisition of First Community added a total of $926, contributing approximately 18% of the increase in 2003. In addition to the acquisition of First Community, the Company realized increases in several areas. As interest rates remained at historically low levels throughout much of 2003, the Company realized a significant increase in its mortgage banking activity. Mortgage banking income, which consists of gains and losses on loan sales and service fee income, net of mortgage servicing right amortization, was $5,671 in 2003 compared to $4,757 in 2002, an increase of 19.2%. As many customers refinanced their existing loans, the Company elected to sell the majority of these loans into the secondary market while maintaining the servicing rights. The Company also realized net gains on sales of investment securities in 2003 of $1,300 compared to gains of $319 in 2002. Other non-interest income increased in 2003 versus 2002 as the Company realized increases in the following areas: annuity fees ($360), cash surrender value of company-owned life insurance policies ($418), gains on the sales of various OREO properties ($245), and contingency fees from insurance companies ($165).

        Non-interest income increased in 2002 to $14,379 compared to $11,486 in 2001, which represents a 25.2% increase. With the low interest rate environment in 2002, the Company realized a significant increase in its mortgage banking activity. Mortgage banking income was $4,757 in 2002 compared to $2,767 in 2001, an increase of $1,990, or 71.9%. The Company also realized net gains on sales of investment securities in 2002 of $319 compared to net losses in 2001 of $111.

Non-interest Expense

        Total non-interest expense increased 13.6% in 2003 to $40,448 compared to $35,610 in 2002, or an increase of $4,838. The largest component of non-interest expense is salaries and benefits. These expenses increased 10.0%, or $2,040, in 2003 due primarily to the acquisition of First Community, which added $1,435 of employee costs. The remaining increase would be attributable to normal merit increases (see Table 2 for detail of non-interest expense). Other non-interest expense increased in 2003 compared to 2002 as the Company incurred approximately $850 of costs related to the redemption of trust preferred securities in the first quarter of 2003. These costs related to the Company's investment in trusts formed to issue trust preferred securities and are a result of accelerated amortization of debt issuance costs by the trusts.

        Total non-interest expense increased 3.8% in 2002 to $35,610 compared to $34,311 in 2001, or an increase of $1,299. The largest component of non-interest expense is salaries and benefits. These expenses increased 6.9%, or $1,320, in 2002 due to branch acquisitions, which increased the number of employees, an increase in health care expense and normal merit increases (see Table 2 for detail of non-interest expense). Due to the adoption of FAS 142 and 147, the Company's intangible amortization decreased in 2002, as goodwill is no longer amortized.

Income Taxes

        The effective tax rate was 30.1% in 2003, 32.7% in 2002, and 33.5% in 2001. The decrease in the Company's effective tax rate in 2003 was a result of higher levels of tax-exempt income from securities and company-owned life insurance policies.

Balance Sheet

        At December 31, 2003, total assets were $1,442,729 compared to $1,251,760 at December 31, 2002, an increase of $190,969. The increase was primarily attributable to the acquisition of First Community, which accounted for approximately $160 million in assets.

Loans, Credit Risk and the Allowance and Provision for Loan Losses

        Loans remain the Company's largest concentration of assets and continue to represent the greatest potential risk. The loan underwriting standards observed by the Company's subsidiaries are viewed by management as a means of controlling problem loans and the resulting charge-offs.

        The Company's conservative loan underwriting standards have historically resulted in higher loan quality and generally lower levels of net charge-offs than peer bank averages. The Company also believes credit risks may be elevated if undue concentrations of loans in specific industry segments and to out-of-area borrowers are incurred. Accordingly, the Company's board of directors regularly monitors such concentrations to determine compliance with its loan concentration policy. The Company believes it has no undue concentrations of loans.

        Total loans (excluding those held for sale) increased by approximately $115 million from year-end 2002. The increase was primarily related to the acquisition of First Community. Excluding the acquisition of First Community, the Company's total loan portfolio remained relatively flat as the increase in commercial loans of approximately $20 million was offset by a decrease in the Company's residential real estate portfolio. As interest rates remained low throughout 2003, many customers refinanced their existing residential mortgage loans. The Company, in turn, elected not to retain new fixed rate loans in its own portfolio and instead, sold these in the secondary market while maintaining the servicing. Despite this decrease, residential real estate loans continue to represent the largest portion of the total loan portfolio. Such loans represented 36.9% and 40.7% of total loans at December 31, 2003 and 2002, respectively.

        The Company regards its ability to identify and correct loan quality problems as one of its greatest strengths. Loans are placed on "non-accrual" status when, in management's judgment, the collateral value and/or the borrower's financial condition does not justify accruing interest.

        As a general rule, commercial and real estate loans are reclassified to nonaccrual status at or before becoming 90 days past due. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Subsequent interest payments collected on nonaccrual loans may thereafter be recognized as interest income or may be applied as a reduction of the loan's principal balance, as circumstances warrant.

        Non-performing assets were $17.3 million as of December 31, 2003 compared to $10.9 million as of December 31, 2002 and represented 1.20% of total assets at December 31, 2003 versus 0.87% one year ago. Approximately $4.0 million of non-performing assets were obtained in the First Community acquisition. Management believes that these assets were adequately provided for in its allowance for loan losses at the time of acquisition. Of the $17.3 million of non-performing assets at year-end 2003, approximately 52% are collateralized by residential real estate properties, which have historically resulted in low levels of charge-offs.

        The provision for loan losses was $1,325 in 2003, $2,995 in 2002, and $2,136 in 2001. The decrease in the Company's provision in 2003 was primarily due to the decrease in net charge-offs in 2003 and the upgrade of several credits to a more favorable risk rating. As a percentage of average loans, net chargeoffs equaled .18%, .31%, and .25% in 2003, 2002 and 2001, respectively.

        Management maintains a list of loans warranting either the assignment of a specific reserve amount or other special administrative attention. This watch list, together with a listing of all classified loans, nonaccrual loans and delinquent loans, is reviewed monthly by the board of directors of each subsidiary. Additionally, the Company evaluates its consumer and residential real estate loan pools for probable losses incurred based on historical trends, adjusted by current delinquency and non-performing loan levels.

        The ability to absorb loan losses promptly when problems are identified is invaluable to a banking organization. Most often, losses incurred as a result of prompt, aggressive collection actions are much lower than losses incurred after prolonged legal proceedings. Accordingly, the Company observes the practice of quickly initiating stringent collection efforts in the early stages of loan delinquency.

        The adequacy of the allowance for loan losses in each subsidiary is reviewed at least quarterly. The determination of the provision amount in any period is based upon management's continuing review and evaluation of loan loss experience, changes in the composition of the loan portfolio, classified loans including non-accrual and impaired loans, current economic conditions, the amount of loans presently outstanding, and the amount and composition of loan growth. The Company's allowance for loan losses was $11,509 at December 31, 2003 compared to $9,517 at the end of 2002. The increase in the allowance is primarily attributable to the acquisition of First Community, which had a reserve of $2,078 at the date of acquisition.

Table 3—Average Balance Sheet and Net Interest Analysis
(Taxable Equivalent Basis)*

	2003				2002				2001
	Average Balance	Interest	Average Rate		Average Balance	Interest	Average Rate		Average Balance	Interest	Average Rate
Assets
Short-term investments	$1,224	$7	0.57%		$288	$5	1.74%		$2,172	$80	3.68%
Federal funds sold and money market accounts	15,679	192	1.22		38,002	727	1.91		50,534	2,139	4.23
Securities
Taxable	352,813	11,480	3.25		264,675	12,970	4.90		227,759	13,683	6.01
Non-taxable*	52,820	3,341	6.33		47,611	3,166	6.65		34,933	2,762	7.91

Total securities	405,633	14,821	3.65		312,286	16,136	5.17		262,692	16,445	6.26
Loans**
Commercial	430,992	29,462	6.83		402,283	29,308	7.29		377,386	31,680	8.39
Residential real estate	218,461	14,543	6.66		237,709	17,627	7.42		296,709	24,194	8.15
Consumer	151,127	10,005	6.62		124,626	9,853	7.91		121,866	11,218	9.21

Total loans	800,580	54,010	6.75		764,618	56,788	7.43		795,961	67,092	8.43

Total earning assets	1,223,116	69,030	5.64		1,115,194	73,656	6.60		1,111,359	85,756	7.72

Cash and due from banks	38,413				36,912				29,981
Unrealized gains (losses) on securities	3,750				4,801				2,102
Allowance for loan losses	(11,065)				(9,404)				(9,143)
Premises and equipment, net	21,500				18,521				16,883
Intangible assets and goodwill	34,206				23,363				23,482
Accrued interest receivable and other assets	32,199				21,358				25,246

Total assets	$1,342,119				$1,210,745				$1,199,910

Liabilities
Interest-bearing deposits DDA, savings and money market accounts	$476,627	$3,050	0.64%		$443,684	$5,064	1.14%		$401,349	$8,728	2.17%
Certificates of deposit	526,304	15,578	2.96		478,643	17,546	3.67		545,458	29,716	5.45

Total interest-bearing deposits	1,002,931	18,628	1.86		922,327	22,610	2.45		946,807	38,444	4.06
Short-term borrowings	18,565	172	0.93		17,769	372	2.09		19,149	611	3.19
Subordinated debentures	26,845	1,638	6.10		22,758	2,035	8.94		22,425	2,023	9.02
Notes payable and FHLB borrowings	67,706	2,935	4.33		45,497	2,236	4.91		26,362	1,699	6.44

Total interest-bearing liabilities	1,116,047	23,373	2.09		1,008,351	27,253	2.70		1,014,743	42,777	4.22
Demand deposits	111,480				94,054				85,317
Other liabilities	13,013				14,283				15,452

Total liabilities	1,240,540				1,116,688				1,115,512
Shareholders' equity	101,579				94,057				84,398

Total liabilities and shareholders' equity	$1,342,119	23,373	1.91	***	$1,210,745	27,253	2.44	***	$1,199,910	42,777	3.85	***

Net interest income		$45,657	3.73	****		$46,403	4.16	****		$42,979	3.87	****

Conversion of tax exempt income to a fully taxable equivalent basis using a marginal rate of 35%		$1,425				$1,353				$1,211

*
Adjusted to reflect income related to securities and loans exempt from Federal income taxes.

**
Nonaccruing loans have been included in the average balances.

***
Total interest expense divided by total earning assets.

****
Net interest income divided by total earning assets.

Table 4—Loan Portfolio

December 31	2003	2002	2001	2000	1999
Types of loans
Commercial	$141,571	$98,526	$83,143	$77,648	$65,426
Agricultural production financing and other loans to farmers	25,897	25,105	20,726	20,744	22,107
Commercial real estate mortgage	183,938	156,277	150,677	138,132	104,150
Residential real estate mortgage	315,848	301,232	328,107	389,622	326,720
Farm real estate	37,107	43,762	46,524	49,284	44,367
Construction and development	34,686	34,987	53,753	40,813	50,721
Consumer	99,724	72,702	69,957	64,548	87,270
State and political	16,700	7,576	7,898	9,759	9,900

Total loans	$855,471	$740,167	$760,785	$790,550	$710,661

Securities

        Securities offer flexibility in the Company's management of interest rate risk, and are the primary means by which the Company provides liquidity and responds to changing maturity characteristics of assets and liabilities. The Company's investment policy prohibits trading activities and does not allow investment in high-risk derivative products or junk bonds.

        As of December 31, 2003, 99.2% of the securities are classified as "available for sale" ("AFS") and are carried at fair value with unrealized gains and losses, net of taxes, excluded from earnings and reported as a separate component of shareholders' equity. A net unrealized gain of $2,185 was recorded to adjust the AFS portfolio to current market value at December 31, 2003 compared to a net unrealized gain of $7,065 at December 31, 2002. The remaining 0.8% of the investment portfolio is classified as "held to maturity" ("HTM") and is carried at book value. The majority of the Company's HTM portfolio consists of tax-exempt municipal bonds.

        For 2003 the tax equivalent yield of the investment securities portfolio was 3.65%, compared to 5.17% and 6.26% for 2002 and 2001, respectively. The average life of the Company's investment security portfolio was 2.82 years at December 31, 2003. During 2003 portfolio income was negatively impacted by the drop in interest rates in the first half of the year as significant premium amortization on mortgage related securities resulted in a lower yield on the investment portfolio. Management targeted callable agencies and low premium mortgage products for reinvestment to help stabilize earnings while keeping the average life of the portfolio short. Throughout 2003 management enhanced the return of the portfolio by selectively selling and buying securities that provided gains and maintained the strategic position of the portfolio. At the beginning of 2004 the portfolio remains defensively positioned, maintaining a bias against price and extension risk.

Sources of Funds

        The Company relies primarily on customer deposits and securities sold under agreement to repurchase ("repurchase agreements"), along with shareholders' equity to fund earning assets. Federal Home Loan Bank ("FHLB") advances are used to provide additional funding. The Company also attempts to purchase local deposits through branch acquisitions.

        Deposits generated within local markets provide the major source of funding for earning assets. Average total deposits were 91.1% of total average earning assets in 2003 and 2002. Total interest-bearing deposits averaged 90.0% and 90.7% of average total deposits during 2003 and 2002. Management is continuing efforts to increase the percentage of transaction-related deposits to total deposits due to the positive effect on earnings.

        Repurchase agreements are high denomination investments utilized by public entities and commercial customers as an element of their cash management responsibilities. During 2003, repurchase agreements averaged $16,680.

        Another source of funding is the Federal Home Loan Bank (FHLB). The Company had FHLB advances of $62,751 outstanding at December 31, 2003. These advances have interest rates ranging from 1.30% to 6.58% (see note 10 to the consolidated financial statements for the maturity schedule of these advances). The Company averaged $56,721 in FHLB advances during 2003 compared to $41,890 during 2002.

        In February 1999 the Company borrowed $8,000 at a floating rate based upon LIBOR. These funds were used to fund branch acquisitions. At year-end 2003, the balance on this note was $800 with an effective interest rate of 2.41%. In June 2003 the Company borrowed $13,000 at a floating rate based on LIBOR. These funds were used in the cash acquisition of First Community. At year-end 2003, the balance on this note was $11,700 with an effective interest rate of 2.56%.

Capital Resources

        The Federal Reserve Board and other regulatory agencies have adopted risk-based capital guidelines that assign risk weightings to assets and off-balance sheet items. The Company's core capital ("Tier 1") consists of common shareholders' equity adjusted for unrealized gains or losses on available for sale (AFS) securities plus limited amounts of Trust Preferred Securities less goodwill and intangible assets. Total capital consists of core capital, certain debt instruments and a portion of the allowance for loan losses. At December 31, 2003, Tier 1 capital to average assets was 6.0%. Total capital to risk-weighted assets was 11.3%. Both ratios exceed all required ratios established for bank holding companies. Risk-adjusted capital levels of each of the Company's subsidiary banks exceed regulatory definitions of well-capitalized institutions.

        The Trust Preferred Securities qualify as Tier 1 capital or core capital with respect to the Company under the risk-based capital guidelines established by the Federal Reserve. Under such guidelines, capital received from the proceeds of the sale of these securities cannot constitute more than 25% of the total Tier 1 capital of the Company. Consequently, the amount of Trust Preferred Securities in excess of the 25% limitation constitutes Tier 2 capital, or supplementary capital, of the Company.

        Common shareholders' equity is impacted by the Company's decision to categorize a portion of its securities portfolio as available for sale (AFS). Securities in this category are carried at fair value, and common shareholders' equity is adjusted to reflect unrealized gains and losses, net of taxes.

        The Company declared and paid common dividends of $.457 per share in 2003, $.417 in 2002 and $.383 in 2001. Book value per common share increased to $9.94 at December 31, 2003 compared to $9.33 at the end of 2002. The net adjustment for AFS securities increased book value per share by $.11 at December 31, 2003 and by $.43 at December 31, 2002. Depending on market conditions, the adjustment for AFS securities can cause significant fluctuations in equity.

        The Company declared its fourth consecutive annual five percent stock dividend for shareholders of record as of December 22, 2003. Additionally, a 3-for-2 stock split was declared on March 15, 2004. All financial information used throughout this report has been adjusted to reflect these transactions.

        In January 2002, the Company announced the commencement of a twelve-month common stock repurchase plan that authorized the repurchase of approximately 2.5% of its outstanding common shares. The Company renewed this plan in January 2003 and again in January 2004. The purchase of stock will generally occur in the open market but may involve unsolicited negotiated transactions.

Table 5—Underperforming Loans

	2003	2002	2001	2000	1999
Nonaccruing loans	$14,626	$7,695	$10,406	$3,454	$4,187
Accruing loans contractually past due 90 days or more	196	245	766	532	978

Total	$14,822	$7,940	$11,172	$3,986	$5,165

% of total loans	1.73%	1.07%	1.47%	0.50%	0.73%

Table 6—Summary of the Allowance for Loan Losses

	2003	2002	2001	2000	1999
Balance at January 1	$9,517	$8,894	$8,716	$7,718	$6,600
Charge-offs
Commercial	588	1,715	1,392	403	321
Commercial real estate mortgage	-	-	100	107	458
Residential real estate mortgage	555	473	266	164	77
Consumer	777	583	621	443	589

Total Charge-offs	1,920	2,771	2,379	1,117	1,445
Recoveries
Commercial	160	116	127	201	278
Commercial real estate mortgage	43	5	24	7	-
Residential real estate mortgage	54	127	40	35	63
Consumer	252	151	230	214	396

Total Recoveries	509	399	421	457	737
Net Charge-offs	1,411	2,372	1,958	660	708
Addition resulting from acquisition	2,078	—	—	—	—
Provision for loan losses	1,325	2,995	2,136	1,658	1,826

Balance at December 31	$11,509	$9,517	$8,894	$8,716	$7,718

Net Charge-offs to average loans	0.18%	0.31%	0.25%	0.09%	0.11%
Provision for loan losses to average loans	0.17	0.39	0.27	0.22	0.28
Allowance to total loans at year end	1.35	1.29	1.17	1.10	1.09

Liquidity

        Liquidity management involves maintaining sufficient cash levels to fund operations and to meet the requirements of borrowers, depositors and creditors. Higher levels of liquidity bear higher corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets and higher interest expense involved in extending liability maturities. Liquid assets include cash and cash equivalents, loans and securities maturing within one year and money market instruments. In addition, the Company holds approximately $390 million of AFS securities maturing after one year, which can be sold to meet liquidity needs.

        Maintaining a relatively stable funding base, which is achieved by diversifying funding sources, supports liquidity, extends the contractual maturity of liabilities, and limits reliance on volatile short-term purchased funds. Short-term funding needs may arise from declines in deposits or other funding sources, funding of loan commitments and requests for new loans. The Company's strategy is to fund assets to the maximum extent possible with core deposits, which provide a sizable source of relatively stable low-cost funds. The Company defines core deposits as all deposits except certificates of deposits greater than $100. Average core deposits funded approximately 81.2% of total earning assets during 2003 and approximately 81.8% in 2002.

        Management believes the Company has sufficient liquidity to meet all reasonable borrower, depositor and creditor needs in the present economic environment. The Company has not received any directives from regulatory authorities that would materially affect liquidity, capital resources or operations.

Table 7—Rate Sensitivity Analysis at December 31, 2003

	3 Months	1 Year	2 Years	5 Years	Over 5 Years or Insensitive	Total
Interest-earning assets
Loans	$273,957	$195,240	$134,908	$149,615	$103,716	$857,436
Securities	28,438	89,847	87,900	141,694	77,663	425,542
Federal funds sold and money market fund	6,290	—	—	—	—	6,290
Interest-bearing deposits in banks	201	—	—	—	—	201
Restricted stock	6,639	—	—	—	—	6,639

Total Interest-earning assets	315,525	285,087	222,808	291,309	181,379	1,296,108

Other assets	—	—	—	—	158,130	158,130
Allowance for loan losses	—	—	—	—	(11,509)	(11,509)

Total assets	$315,525	$285,087	$222,808	$291,309	$328,000	$1,442,729

Interest-bearing liabilities
Interest-bearing demand	$311,333	—	—	—	—	$311,333
Savings	224,318	—	—	—	—	224,318
Certificates of deposit	121,965	$227,740	$109,374	$52,810	$16,670	528,559
Short term borrowings	27,508	—	—	—	—	27,508
Notes payable	12,500	—	—	—	—	12,500
Federal Home Loan Bank advances	10,768	—	10,000	16,277	25,706	62,751
Subordinated debentures	29,898	—	—	—	—	29,898

Total Interest-bearing liabilities	738,290	227,740	119,374	69,087	42,376	1,196,867

Demand deposits	—	—	—	—	127,100	127,100
Other liabilities	—	—	—	—	13,338	13,338
Stockholders' equity	—	—	—	—	105,424	105,424

Total Liabilities and stockholders' equity	$738,290	$227,740	$119,374	$69,087	$288,238	$1,442,729

Rate sensitivity gap (assets less liabilities)	$(422,765)	$57,347	$103,434	$222,222

Rate sensitivity gap (cumulative)	(422,765)	(365,418)	(261,984)	(39,762)

Percent of total assets (cumulative)	(29.30)%	(25.33)%	(18.16)%	(2.76)%
Rate sensitive assets/liabilities (cumulative)	42.74%	62.17%	75.86%	96.56%

Interest Rate Sensitivity

        At year-end 2003, the Company held approximately $601,000 in assets comprised of securities, loans, short-term investments, and federal funds sold, which were interest sensitive in one year or less time horizons. The Company's interest rate sensitivity analysis for the year ended December 31, 2003 appears in Table 7. A significant assumption that creates the large negative gap in the 0 to 3 month category is that all interest-bearing demand and savings accounts are subject to immediate repricing. While it is true that, contractually, those accounts are subject to immediate repricing, the rates paid on those accounts are generally not tied to specific indices and are influenced by market conditions and other factors. Accordingly, a general movement in interest rates, either up or down, may not have any immediate effect on the rates paid on these deposit accounts. The foregoing table illustrates only one source of information about sensitivity to interest rate movements. Our asset and liability management process also uses simulations that take into account the time that various assets and liabilities may reprice and the degree to which various categories of such assets and liabilities will respond to general interest rate movements. Interest rate risk can only be represented by a measurement of the effects of changing interest rates given the capacity for and magnitude of change on specific assets and liabilities.

        Management believes that the Company has taken steps to position itself to react to changes occurring in the current rate environment. Short-term interest rates are at historically low levels and the Company expects them to remain relatively stable with a possible slight upward bias toward the latter half of 2004. The Company continues to monitor the repricing characteristics of its balance sheet so as to maintain an acceptable net interest margin during interest rate fluctuations. General economic conditions improved significantly during the second half of 2003 and most forecasts expect increased economic growth for 2004. Management believes that this would result in a higher level of loan growth than the Company realized during 2002 and 2003. Assuming a stable to moderately higher rate environment, the Company does not foresee its earnings materially impacted for 2004. However, if rates decline further, the Company believes that its earnings may be adversely impacted as its net interest margin declines.

        Asset/liability management strategies are developed by the Company to manage market risk. Market risk is the risk of loss in financial instruments including investments, loans, deposits and borrowings arising from adverse changes in prices/rates. Interest rate risk is the Company's primary market risk exposure and represents the sensitivity of earnings to changes in market interest rates. Strategies are developed that impact asset/liability committee activities based on interest rate risk sensitivity, board policy limits, desired sensitivity gaps and interest rate trends.

        Table 8 provides information about the Company's significant financial instruments at December 31, 2003 that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by maturity dates.

        The table presents only a static measurement of asset and liability volumes based on maturity, cash flow estimates and interest rates. It does not reflect the differences in the timing and degree of repricing of assets and liabilities due to interest rate changes.

        In analyzing interest rate sensitivity, management considers these differences and incorporates other assumptions and factors, such as balance sheet growth and prepayments, to better measure interest rate risk. The Company cannot make any assurances as to the outcome of these assumptions, nor can it assess the impact of customer product preference changes and competitive factors as well as other internal and external variables. In addition, this analysis cannot reflect actions taken by the asset/liability management committees; therefore, this analysis should not be relied upon as indicative of expected operating results.

Effects of Changing Prices

        The Company's asset and liability structure is substantially different from that of an industrial company in that most of its assets and liabilities are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction at the same time, or at the same magnitude, as the prices of other goods and services. As discussed previously, management relies on its ability to manage the relationship between interest-sensitive assets and liabilities to protect against wide interest rate fluctuations, including those resulting from inflation.

Critical Accounting Policies

        The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. These policies require estimates and assumptions. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on the Company's future financial condition and results of operations. In management's opinion, some of these areas have a more significant impact than others on the Company's financial reporting. These areas currently include accounting for the allowance for loan losses and goodwill.

        Allowance for Loan Losses—The level of the allowance for loan losses is based upon management's evaluation of the loan and lease portfolios, past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The level of allowance maintained is believed by management to be adequate to cover losses inherent in the portfolio. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

        Goodwill—Statement of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" were issued in June of 2001 and were effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill and intangible assets deemed to have indefinite lives, if any, will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. The Company has selected June 30 as its date for annual impairment testing.

New Accounting Matters

        See Note 1 to the Consolidated Financial Statements regarding the adoption of new accounting standards in 2003. In December 2003, the Accounting Standards Executive Committee issued SOP 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer. Beginning in 2005, this SOP will change the accounting for loans purchased. As a result, an allowance for loan losses will not be recorded for loans acquired in business combinations; rather, loans will be recorded net of purchase accounting adjustments for credit risk.

Table 8—Principal Cash Flows

December 31	2004	2005	2006	2007	2008	There- after	Total	Value
Assets
Securities
Fixed rate	$29,021	$88,684	$96,372	$143,039	$21,135	$39,146	$417,397	$417,717
Average interest rate	3.97%	3.51%	3.55%	3.47%	4.03%	5.95%	3.79%
Variable rate	—	836	347	2,857	99	4,006	8,145	8,077
Average interest rate	—	2.40%	5.08%	4.93%	3.43%	3.41%	3.91%
Loans
Fixed rate	$56,360	$25,190	$26,921	$29,497	$32,904	$87,900	$258,772	$262,034
Average interest rate	3.77%	4.56%	5.48%	5.54%	5.39%	5.93%	5.17%
Variable rate	109,703	8,806	16,946	10,047	13,690	439,472	598,664	603,232
Average interest rate	3.32%	3.17%	3.03%	3.37%	2.78%	6.12%	5.35%
Liabilities
Deposits
NOW, money market and savings deposits
Variable rate	$535,651	—	—	—	—	—	$535,651	$538,592
Average interest rate	0.59%	—	—	—	—	—	0.59%
Certificates of deposit
Fixed rate	$310,886	$104,227	$25,319	$18,941	$17,791	$5,079	$482,223	$489,546
Average interest rate	2.61%	3.28%	3.40%	4.57%	3.74%	4.51%	2.94%
Variable rate	39,406	5,318	1,223	247	139	3	46,336	46,336
Average interest rate	1.43%	2.77%	2.78%	4.45%	3.60%	—	1.65%
Borrowings
Variable rate	$27,508	—	—	—	—	—	$27,508	$27,508
Average interest rate	0.81%	—	—	—	—	—	0.81%
FHLB advances
Fixed rate	$10,605	$10,031	$132	$16,277	—	$25,706	$62,751	$63,519
Average interest rate	3.22%	6.58%	6.20%	4.58%	—	4.04%	4.45%
Long-term debt
Variable rate	$3,400	$2,600	$2,600	$2,600	$1,300	—	$12,500	$12,500
Average interest rate	2.52%	2.56%	2.56%	2.56%	2.56%	—	2.55%
Subordinated debentures
Variable rate	—	—	—	—	—	$29,898	$29,898	$29,898
Average interest rate	—	—	—	—	—	4.00%	4.00%

MainSource Financial Group

Report of Independent Auditors

Shareholders and Board of Directors
MainSource Financial Group
Greensburg, Indiana

        We have audited the accompanying consolidated balance sheets of MainSource Financial Group as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MainSource Financial Group as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Chizek and Company LLC

Indianapolis, Indiana
January 30, 2004, except for Note 28
with respect to the subsequent event,
as to which the date is March 15, 2004.

MainSource Financial Group
Consolidated Balance Sheets
(Dollar amounts in thousands except per share data)

December 31	2003	2002
Assets
Cash and due from banks	$50,564	$54,548
Money market fund	6,290	22,869
Federal funds sold	—	500

Cash and cash equivalents	56,854	77,917
Interest bearing time deposits	201	—
Securities
Available for sale	422,111	346,468
Held to maturity (fair value of $3,683 and $4,939)	3,431	4,675

Total securities	425,542	351,143
Loans held for sale	1,965	15,715
Loans, net of allowance for loan losses of $11,509 and $9,517	843,962	730,650
Restricted stock, at cost	6,639	5,690
Premises and equipment, net	22,886	19,258
Goodwill	36,047	20,708
Intangible assets	5,347	5,005
Cash surrender value of life insurance	22,203	4,061
Other assets	21,083	21,613

Total assets	$1,442,729	$1,251,760

Liabilities
Deposits
Non-interest bearing	$127,100	$104,282
Interest bearing	1,064,210	930,025

Total deposits	1,191,310	1,034,307
Short-term borrowings	27,508	19,529
Federal Home Loan Bank advances	62,751	50,235
Subordinated debentures	29,898	30,425
Notes payable	12,500	2,400
Other liabilities	13,338	15,093

Total liabilities	1,337,305	1,151,989

Shareholders' equity
Preferred stock, no par value
Authorized shares—400,000
Issued and outstanding—none	—	—
Common stock, $.50 stated value:
Authorized shares—25,000,000
Issued shares—6,824,405 and 6,500,084
Outstanding shares—6,729,256 and 6,469,873	3,413	3,251
Common stock to be distributed, 341,220 and 325,004 shares	170	163
Treasury stock—95,149 and 30,211 shares, at cost	(2,190)	(694)
Additional paid-in capital	53,478	43,025
Retained earnings	49,338	49,529
Accumulated other comprehensive income	1,215	4,497

Total shareholders' equity	105,424	99,771

Total liabilities and shareholders' equity	$1,442,729	$1,251,760

See notes to consolidated financial statements.

MainSource Financial Group
Consolidated Statements of Income
(Dollar amounts in thousands except per share data)

For the years ended December 31	2003	2002	2001
Interest income:
Loans
Taxable	$53,279	$56,088	$66,394
Tax exempt	475	455	454
Securities
Taxable	11,480	12,970	13,683
Tax exempt	2,172	2,058	1,795
Federal funds sold and money market funds	192	727	2,139
Deposits with financial institutions	7	5	80

Total interest income	67,605	72,303	84,545
Interest expense:
Deposits	18,628	22,610	38,444
Short-term borrowings	172	372	611
Subordinated debentures	1,638	2,035	2,023
Other borrowings	2,935	2,236	1,699

Total interest expense	23,373	27,253	42,777
Net interest income	44,232	45,050	41,768
Provision for loan losses	1,325	2,995	2,136

Net interest income after provision for loan losses	42,907	42,055	39,632
Non-interest income:
Insurance commissions	2,400	2,156	1,993
Mortgage banking	5,671	4,757	2,767
Fiduciary activities	602	561	506
Service charges on deposit accounts	5,092	4,011	3,835
Net realized gains/(losses) on securities	1,300	319	(111)
Other income	4,378	2,575	2,496

Total non-interest income	19,443	14,379	11,486
Non-interest expense:
Salaries and employee benefits	22,421	20,381	19,061
Net occupancy expenses	2,753	2,414	2,247
Equipment expenses	3,488	2,873	2,489
Intangibles amortization	909	828	1,966
Telecommunications	1,287	1,038	855
Stationery printing and supplies	916	973	839
Other expenses	8,674	7,103	6,854

Total non-interest expense	40,448	35,610	34,311
Income before income tax	21,902	20,824	16,807
Income tax expense	6,597	6,813	5,630

Net income	$15,305	$14,011	$11,177

Net income per share (basic and diluted)	$1.44	$1.31	$1.04

See notes to consolidated financial statements.

MainSource Financial Group
Consolidated Statements of Shareholders' Equity
(Dollar amounts in thousands except per share data)

					Accumulated Other Compre- hensive Income
	Common Stock
			Additional Paid-in Capital	Retained Earnings			Compre- hensive Income
	Shares	Amount				Total
Balance, January 1, 2001	6,167,048	$3,084	$29,739	$46,176	$(994)	$78,005
Net income				11,177		11,177	$11,177
Unrealized gains on securities, net					2,424	2,424	2,424

Total comprehensive income							$13,601

Cash dividends—$.383 per share				(4,114)		(4,114)
Stock dividend and fractional shares	308,852	155	5,271	(5,433)		(7)
Issuance of common stock in acquisition	24,184	12	375			387

Balance, December 31, 2001	6,500,084	3,251	35,385	47,806	1,430	87,872
Net income				14,011		14,011	$14,011
Unrealized gains on securities, net					3,067	3,067	3,067

Total comprehensive income							$17,078

Cash dividends—$.417 per share				(4,485)		(4,485)
Stock dividend and fractional shares	325,004	163	7,640	(7,803)		—
Purchase of treasury stock	(30,211)	(694)				(694)

Balance, December 31, 2002	6,794,877	2,720	43,025	49,529	4,497	99,771
Net income				15,305		15,305	$15,305
Unrealized loss on cash flow hedge, net					(117)	(117)	(117)
Unrealized losses on securities, net					(3,165)	(3,165)	(3,165)

Total comprehensive income							$12,023

Cash dividends—$.457 per share				(4,857)		(4,857)
Stock dividend and fractional shares	340,537	170	10,453	(10,639)		(16)
Purchase of treasury stock	(64,938)	(1,497)				(1,497)

Balance, December 31, 2003	7,070,476	$1,393	$53,478	$49,338	$1,215	$105,424

See notes to consolidated financial statements.

MainSource Financial Group
Consolidated Statements of Cash Flows
(Dollar amounts in thousands)

Years ended December 31	2003	2002	2001
Operating Activities
Net income	$15,305	$14,011	$11,177
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,325	2,995	2,136
Depreciation and amortization	2,629	2,246	1,971
Amortization of mortgage servicing rights	1,863	649	1,117
Securities amortization, net	4,093	1,623	546
Amortization of intangibles	909	828	1,966
Increase in cash surrender value of life insurance policies	(571)	(208)	(179)
Investment securities gains/losses	(1,300)	(319)	111
Change in loans held for sale	12,062	7,541	(21,373)
Change in other assets and liabilities	3,526	(496)	1,354

Net cash provided (used) by operating activities	39,841	28,870	(1,174)
Investing Activities
Net change in short-term investments	(201)	599	(5)
Proceeds from maturities and payments on securities held to maturity	1,288	3,532	4,556
Purchases of securities available for sale	(379,327)	(227,229)	(199,629)
Proceeds from maturities and payments on securities available for sale	182,311	121,805	205,928
Proceeds from sales of securities available for sale	117,382	30,586	10,507
Purchases of restricted stock	—	(581)	(1,842)
Loan originations and payments, net	4,197	36,646	27,807
Purchases of premises and equipment	(1,960)	(3,408)	(1,888)
Cash (paid) received from branch acquisitions, net	12,203	37,054	(655)
Cash paid for bank acquisition, net	(12,836)	—	—
Purchase of life insurance policies	(15,000)	—	—
Proceeds from sale of premises and equipment	—	—	635

Net cash provided (used) by investing activities	(91,943)	(996)	45,414
Financing Activities
Net change in deposits	21,869	(44,475)	(38,883)
Net change in short-term borrowings	7,229	4,051	(5,167)
Repayment of notes payable	(2,900)	(1,662)	(2,448)
Proceeds from issuance of notes payable	13,000	—	—
Proceeds from FHLB advances	—	40,000	—
Repayment of FHLB advances	(1,262)	(10,111)	(2,117)
Redemption of trust preferred securities	(22,425)	—	—
Proceeds from issuance of trust preferred securities	21,898	8,000	—
Purchase of treasury shares	(1,497)	(694)	—
Cash dividends and fractional stock dividends	(4,873)	(4,485)	(4,121)

Net cash provided (used) by financing activities	31,039	(9,376)	(52,736)
Net change in cash and cash equivalents	(21,063)	18,498	(8,496)
Cash and cash equivalents, beginning of period	77,917	59,419	67,915

Cash and cash equivalents, end of period	$56,854	$77,917	$59,419

Supplemental Information
Interest paid	$23,683	$27,835	$44,435
Income tax paid	4,150	6,793	6,076
Loan balances transferred to foreclosed real estate	1,896	3,658	—

See note 2 regarding noncash transactions included in acquisitions.
See notes to consolidated financial statements.

MainSource Financial Group

Notes to Consolidated Financial Statements

(Dollar amounts in thousands except per share data)

1.    Summary of Significant Accounting Policies

        Nature of Operations and Principles of Consolidation: The consolidated financial statements include MainSource Financial Group, Inc. and its wholly owned subsidiaries, together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

        The Company's wholly owned subsidiaries include MainSource Bank, Regional Bank ("Regional"), Capstone Bank ("Capstone"), First Community Bank and Trust ("First Community"), and IUB Reinsurance Company, Ltd. As further discussed in Note 12, statutory trusts that had previously been consolidated with the Company are now reported separately. MainSource Insurance, Inc. is a wholly owned subsidiary of MainSource Bank.

        The Company provides financial services through its offices in Indiana, Illinois, and Kentucky. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

        Use of Estimates:    To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ. The allowance for loan losses, loan servicing rights, and fair values of financial instruments are particularly subject to change.

        Cash Flows:    Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

        Securities:    Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Restricted stock, such as Federal Home Loan Bank stock, is carried at cost.

        Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

        Loans Held for Sale:    Loans originated and intended for sale in the secondary market are carried at the lower of cost or market in the aggregate. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

        Loans:    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

        Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Allowance for Loan Losses:    The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

        A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential real estate, consumer, and credit card loans, and are not separately identified for impairment disclosure. Other loans are evaluated individually for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

        Foreclosed Assets:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

        Premises and Equipment:    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

        Company Owned Life Insurance:    The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

        Servicing Assets:    Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to product type and interest rates. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-

based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

        Goodwill and Other Intangible Assets:    Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance in 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

        Other intangible assets consist of core deposit intangibles arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, generally, ten years.

        Long-term Assets:    Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

        Repurchase Agreements:    Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

        Income Taxes:    Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

        Loan Commitments and Related Financial Instruments:    Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

        Derivatives:    All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur.

        Mortgage Banking Income:    Mortgage banking income consists of gains on loan sales and servicing fee income, net of mortgage servicing right amortization.

        Stock Compensation:    Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

December 31	2003	2002	2001
Net income as reported	$15,305	$14,011	$11,177
Deduct: Stock-based compensation expense, net, determined under fair value based method	29	—	—

Pro forma net income	$15,276	$14,011	$11,177

Basic earnings per share as reported	$1.44	$1.31	$1.04
Pro forma basic earnings per share	$1.44	$1.31	$1.04
Diluted earnings per share as reported	$1.44	$1.31	$1.04
Pro forma diluted earnings per share	$1.44	$1.31	$1.04

        The pro forma effects are computed using option pricing models, with the following weighted-average assumptions for 2003 as of grant date: risk-free interest rate 2.80%, expected option life 6.54 years, expected stock price volatility 18.60% and dividend yield 2.90%. No options were granted in 2002 or 2001.

        Earnings Per Common Share:    Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

        Comprehensive Income:    Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges, which are also recognized as a separate component of equity.

        Loss Contingencies:    Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

        Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the banks to the holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels.

        Fair Value of Financial Instruments:    Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

        Operating Segments:    While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

        Reclassifications:    Some items in the prior year financial statements were reclassified to conform to the current presentation.

        Adoption of New Accounting Standards:    During 2003, the Company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB 145, Rescission of FASB Statement 4, 44 and 64, Amendment of FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Cost Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

2.    Business Combinations

        Whole Bank Acquisition:    In June 2003, the Company acquired 100% of the outstanding shares of First Community Bancshares, parent of First Community Bank and Trust. Operating results of this acquisition are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, the Company expects to further solidify its market share in the south central Indiana market, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale. In addition, the acquisition helped to prevent another institution from entering the market.

        The aggregate purchase price was $24.2 million in cash. The purchase price resulted in approximately $15.0 million in goodwill, and $1.1 million in core deposit intangible. The core deposit intangible asset will be amortized over 10 years, using an accelerated method. Goodwill will not be amortized but will instead be evaluated periodically for impairment. Goodwill and the core deposit intangible asset are not deductible for tax purposes.

        The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

Cash	$11,448
Securities available for sale	3,826
Loans, net	114,819
Goodwill	14,521
Core deposit intangible	1,080
Other assets	10,526

Total assets acquired	156,220
Deposits	(115,481)
Borrowings	(14,527)

Other liabilities	(1,964)
Total liabilities assumed	(131,972)
Net assets acquired	$24,248

        The following table presents pro forma information as if the acquisition had occurred at the beginning of 2003 and 2002. The pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits and borrowings acquired, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

December 31	2003	2002
Net interest income	$46,523	$50,611
Net income	14,146	14,175
Earnings per share (basic and diluted)	1.33	1.32

        Branch Purchase:    In February, 2003, the Company purchased a branch office facility in Illinois and assumed related deposits from another financial institution. Approximately $6.4 million of loans were acquired, $19.6 million of deposits were assumed, $0.2 million in fixed assets acquired, and $12.2 million in liquid assets were received. The transaction resulted in amortizable core deposit intangible assets of $0.2 million and non-amortizable goodwill of $0.8 million. The core deposit intangible will be amortized over 10 years, using an accelerated method, and the goodwill and core deposit intangible assets will be deducted for tax purposes over 15 years using the straight line method. The Company acquired the branch at this premium to further solidify its market share in the eastern Illinois market, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and improve customer convenience by adding a new location. Operating results of the branch are included since the date of the acquisition. The pro forma information for this acquisition is not significantly different from actual results.

        Pending Acquisition:    In December 2003, the Company executed a definitive agreement to acquire Peoples Financial Corp, Inc. ("Peoples"). Peoples has seven bank offices in southwest Indiana with total assets of approximately $120 million. The transaction, which is subject to approval by regulatory agencies and Peoples' shareholders, is expected to close in the second quarter of 2004.

3.    Restriction on Cash and Due From Banks

        The Banks are required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003 and 2002 was $14,588 and $13,089, respectively.

4.    Securities

        The fair value of securities available for sale and related gross gains/losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2003
Available for Sale
Federal agencies	$92,867	$1,409	$(36)
State and municipal	61,324	1,899	(152)
Mortgage-backed securities	255,541	1,297	(1,710)
Equity and other securities	12,379	103	(625)

Total available for sale	$422,111	$4,708	$(2,523)

2002
Available for Sale
Federal agencies	$80,483	$2,928	$—
State and municipal	49,027	1,682	(5)
Mortgage-backed securities	194,490	2,901	(54)
Equity and other securities	22,468	227	(614)

Total available for sale	$346,468	$7,738	$(673)

        The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2003
Held to Maturity
State and municipal	$2,682	$122	$—	$2,804
Other securities	749	130	—	879

Total held to maturity	$3,431	$252	$—	$3,683

2002
Held to Maturity
State and municipal	$3,977	$119	$—	$4,096
Other securities	698	145	—	843

Total held to maturity	$4,675	$264	$—	$4,939

        Contractual maturities of securities for 2003 were as follows. Securities not due at a single maturity date are shown separately.

	Held to Maturity		Available for Sale
	Carrying Amount	Fair Value	Fair Value
Within one year	$237	$238	$10,376
Two through five years	1,875	2,069	112,824
Six through ten years	1,319	1,376	19,364
After ten years	—	—	11,627
Mortgage-backed securities	—	—	255,541
Equity and other securities	—	—	12,379

Total investment securities	$3,431	$3,683	$422,111

        Gross proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $117,382, $30,586, and $10,507. Gross gains of $1,443, $373, and $72 and gross losses of $143, $65, and $232 were realized on those sales in 2003, 2002 and 2001, respectively. In addition, the Company also realized $11 and $49 of gains on called securities in 2002 and 2001, respectively.

        Securities with a carrying value of $50,560 and $59,337 were pledged at December 31, 2003 and 2002 to secure certain deposits and for other purposes as permitted or required by law.

        Below is a summary of securities with unrealized losses as of year-end 2003, presented by length of time the securities have been in an unrealized loss position.

Less than 12 months	Fair Value	Unrealized Losses
Federal agencies	$32,512	$(36)
State and municipal	8,061	(152)
Mortgage-backed securities	144,882	(1,710)
Equity and other securities	—	—

	$185,455	$(1,898)

12 months or longer	Fair Value	Unrealized Losses
Federal agencies	$—	$—
State and municipal	—	—
Mortgage-backed securities	—	—

Equity and other securities	5,594	(625)
	$5,594	$(625)

Total	Fair Value	Unrealized Losses
Federal agencies	$32,512	$(36)
State and municipal	8,061	(152)
Mortgage-backed securities	144,882	(1,710)
Equity and other securities	5,594	(625)

	$191,049	$(2,523)

        Unrealized losses on equity and other securities have not been recognized into income because management has the intent and ability to hold for the foreseeable future. The fair value of debt securities is expected to recover as the securities approach their maturity date.

        Unrealized losses on mortgage-backed securities have not been recognized into income as the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.

5.    Loans and Allowance

December 31	2003	2002
Commercial and industrial loans	$158,271	$105,093
Agricultural production financing	25,897	25,105
Farm real estate	37,107	43,762
Commercial real estate	101,022	84,024
Hotel	83,997	73,262
Residential real estate	315,848	301,232
Construction and development	33,605	34,987
Consumer	99,724	72,702

Total loans	855,471	740,167
Allowance for loan losses	(11,509)	(9,517)

Net loans	$843,962	$730,650

December 31	2003	2002	2001
Allowance for loan losses
Balances, January 1	$9,517	$8,894	$8,716
Addition resulting from acquisition	2,078	—	—
Provision for losses	1,325	2,995	2,136
Recoveries on loans	509	399	421
Loans charged off	(1,920)	(2,771)	(2,379)

Balances, December 31	$11,509	$9,517	$8,894

December 31	2003	2002	2001
Impaired loans with an allowance	$6,954	$2,267	$5,989
Impaired loans with no allocated allowances	—	—	—

Total impaired loans	$6,954	$2,267	$5,989

Allowance allocated for impaired loans	$1,086	$269	$898

Average balance of impaired loans	$4,997	$2,866	$4,174
Interest income recognized on impaired loans	—	—	—
Cash basis interest included above	—	—	—

        Nonperforming loans were as follows:

December 31	2003	2002
Loans past due over 90 days still on accrual	$196	$245
Nonaccrual loans	14,626	7,695

Total nonperforming loans	$14,822	$7,940

        Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

6.    Premises & Equipment

December 31	2003	2002
Land	$3,731	$3,037
Buildings	21,556	18,312
Equipment	21,451	18,507

Total cost	46,738	39,856
Accumulated depreciation	(23,852)	(20,598)

Net	$22,886	$19,258

        Depreciation expense was $2,629, $2,246 and $1,971 for 2003, 2002 and 2001.

7.    Goodwill and Intangible Assets

Goodwill

        Upon adopting new accounting guidance in 2002, unidentifiable intangibles from bank branch acquisitions were reclassified to goodwill.

        The change in the carrying amount of goodwill for the year is as follows:

	2003	2002
Beginning of year	$20,708	$2,673
Reclassified from unidentifiable intangible asset	—	15,295
Goodwill from acquisitions during year	15,339	2,740

End of year	$36,047	$20,708

        Upon adopting new accounting guidance, goodwill was no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows:

	2003	2002	2001
Reported net income	$15,305	$14,011	$11,177
Add back: goodwill amortization, net of tax	—	—	710

Adjusted net income	$15,305	$14,011	$11,887

Basic and diluted earnings per share:
Reported net income	$1.44	$1.31	$1.04
Goodwill amortization, net of tax	—	—	.07

Adjusted net income	$1.44	$1.31	$1.11

Acquired Intangible Assets

	2003	2002
Core deposit intangibles	$9,804	$8,553
Accumulated amortization	(4,457)	(3,548)

Core deposit intangibles, net	$5,347	$5,005

        Aggregate amortization expense was $909, $828, and $1,700 for 2003, 2002 and 2001.

        Estimated amortization expense for each of the next five years:

2004	$916
2005	908
2006	899
2007	887
2008	779

8.    Deposits

December 31	2003	2002
Non-interest bearing	$127,100	$104,282
Interest bearing demand	311,333	260,120
Savings deposits	224,318	196,056
Certificates and other time deposits of $100 or more	141,327	93,192
Other certificates and time deposits	387,232	380,657

Total deposits	$1,191,310	$1,034,307

        Certificates and other time deposits maturing in years ending after December 31, 2003:

2004	$350,618
2005	109,374
2006	26,435
2007	19,152
2008	6,353
Thereafter	16,627

Total	$528,559

9.    Short-Term Borrowings

December 31	2003	2002
Short-term borrowings consisted of the following at year-end:
Federal funds purchased	$7,460	$—
Securities sold under repurchase agreements	20,048	19,529

Total short-term borrowings	$27,508	$19,529

        Securities sold under repurchase agreements ("agreements") consist of obligations secured by U.S. Treasury and Federal agency securities, and a safekeeping agent holds such collateral. The maximum amount of outstanding agreements at any month-end during 2003 and 2002 totaled $20,048 and $19,529. The daily average of such agreements during 2003 and 2002 totaled $16,680 and $17,372. The weighted average rate was 0.71% and 1.15% at December 31, 2003 and 2002, while the weighted average rate during 2003 and 2002 was approximately 0.88% and 1.64%, respectively. The majority of the agreements at December 31, 2003 mature within 30 days.

10.    Federal Home Loan Bank Advances

        Federal Home Loan Bank ("FHLB") advances at year end were:

	2003	2002
Maturities January 2004 through August 2012, with rates from 1.3% to 6.6%, averaging 4.5%	$62,751	$—
Maturities March 2003 through August 2012, with rates from 3.3% to 6.6%, averaging 5.0%	—	50,235

	$62,751	$50,235

        The FHLB advances are secured by first mortgage loans totaling approximately 145% of the advance under a blanket security agreement. The advances are subject to restrictions or penalties in the event of prepayment.

        Maturities over the next five years are:

2004	$10,549
2005	10,031
2006	132
2007	15,703
2008	—
Thereafter	26,336

11.    Notes payable

        Notes payable include a term note secured by the common stock of MainSource Bank and Regional Bank with a balance of $800 and $2,400 at December 31, 2003 and 2002. The note requires semi-annual principal payments of $800 plus quarterly interest payments. Interest accrues at

LIBOR+1.20%, which resulted in a rate of 2.41% at December 31, 2003. The loan matures July 1, 2004.

        Notes payable also include a term note secured by the common stock of MainSource Bank and First Community Bank & Trust with a balance of $11,700 at December 31, 2003. The note requires semi-annual principal payments of $1,300 plus quarterly interest payments. Interest accrues at LIBOR+1.40%, which resulted in a rate of 2.56% at December 31, 2003. The loan matures June 30, 2008.

        The Company has certain debt covenants related to these notes payable. As of December 31, 2003 the Company was in compliance with all of these covenants.

12.    Subordinated Debentures and Trust Preferred Securities

        The Company formed three separate trusts in 2002 and 2003 that issued floating rate trust preferred securities as part of pooled offerings of such securities. The Company issued subordinated debentures to the trusts in exchange for the proceeds of the offerings, which debentures represent the sole asset of the trusts. Other than the items detailed below, the terms of the subordinated debentures are generally the same. Interest payments are payable quarterly in arrears and the Company has the option to defer payments from time to time for a period not to exceed 20 consecutive quarters. The subordinated debentures mature in 30 years from issuance and can be called anytime after five years at par. The following table summarizes the other terms of each issuance.

	Date of Issuance	Amount	Variable Rate	Rate as of 12/31/03	Maturity Date
Trust 1	12/2002	$8,248	LIBOR +3.25%	4.42%	12/2032
Trust 2	4/2003	14,433	LIBOR +3.25%	4.41%	4/2033
Trust 3	6/2003	7,217	LIBOR +3.15%	4.32%	6/2033

        An interest rate swap was utilized to obtain a five-year fixed rate of 6.65% on the first $14,000 of the $14,433 issue.

        Prior to 2003, the trusts were consolidated in the Company's financial statements, with the trust preferred securities issued by the trusts reported in liabilities as "guaranteed preferred beneficial interests" and the subordinated debentures eliminated in consolidation. Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trusts are no longer consolidated with the Company. Accordingly, the Company does not report the securities issued by the trusts as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trusts, as these are no longer eliminated in consolidation. Since the amount of the subordinated debentures and the trust preferred securities was substantially the same, the effect of no longer consolidating the trust does not significantly change the amounts reported as the Company's assets, liabilities, equity, or interest expense. Accordingly, the amounts previously reported as "guaranteed preferred beneficial interests" in liabilities have been recaptioned "subordinated debentures" and continue to be presented in liabilities on the balance sheet.

13.    Loan Servicing

        Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of loans serviced for others totaled $498,385 and $395,359 at December 31, 2003 and 2002. Mortgage servicing rights are included in other assets on the consolidated balance sheets. The fair value of capitalized mortgage servicing assets is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type and interest rates. No valuation allowance was necessary during 2003 or 2002. The fair value of capitalized mortgage servicing rights was $3,395 and $2,498 at year end 2003 and 2002.

	2003	2002
Mortgage servicing assets
Balances, January 1	$2,134	$1,105
Additions resulting from acquisition	143	—
Servicing assets capitalized	2,204	1,678
Amortization of servicing assets	(1,863)	(649)

Balance, December 31	$2,618	$2,134

14.    Income Tax

        Retained earnings of Regional Bank include approximately $2,162 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of Regional Bank stock or excess dividends, or loss of "bank" status for Regional Bank would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount for Regional at December 31, 2003 was approximately $757. Income tax expense (benefit) was as follows:

Year Ended December 31	2003	2002	2001
Income tax expense
Currently payable	$4,749	$5,899	$5,378
Deferred	2,102	914	252
Net operating loss carryforward	(254)	—	—

Total income tax expense	$6,597	$6,813	$5,630

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax rate	35%	35%	35%
Federal statutory income tax	$7,666	$7,288	$5,883
Tax exempt interest	(893)	(838)	(672)
Effect of state income taxes	397	483	351
Non-deductible expenses	52	42	109
Tax exempt income on life insurance	(219)	(73)	(66)
Low income housing credits	(175)	—	—
Other	(231)	(89)	25

Income tax expense	$6,597	$6,813	$5,630

        The components of the net deferred tax asset (liability) are as follows:

December 31	2003	2002
Assets
Allowance for loan losses	$4,556	$3,781
Deferred compensation	452	486
Fair value adjustments on assets acquired	472	—
Accrued expenses	323	350
Alternative minimum tax credits	106	—
Net operating loss carryforward	189	—
Net unrealized appreciation on interest rate swap	78	—
Other	338	170

Total assets	$6,514	$4,787

Liabilities
Accretion on securities	$(17)	$(23)
Depreciation	(1,282)	(798)
Fair value adjustments on assets acquired	—	(354)
Intangibles	(1,538)	(466)
Mortgage servicing rights	(1,037)	(844)
Deferred loan fees/costs	(237)	(327)
FHLB stock dividends	(160)	(19)
Unrealized gain on securities available for sale	(853)	(2,568)
Other	(780)	(309)

Total liabilities	$(5,904)	$(5,708)

Net deferred tax asset	$610	$(921)

15.    Other Comprehensive Income

Year Ended December 31, 2003	Before-Tax Amount	Tax (Expense) /Benefit	Net-of-tax Amount
Unrealized holding losses on available for sale securities	$(3,580)	$1,260	$(2,320)
Unrealized holding losses on interest rate swap and cap	(195)	78	(117)
Less: reclassification adjustment for gains realized in net income	1,300	(455)	845

Other comprehensive income	$(5,075)	$1,793	$(3,282)

Year Ended December 31, 2002	Before-Tax Amount	Tax (Expense) /Benefit	Net-of-tax Amount
Unrealized holding gains on available for sale securities	$5,156	$(1,882)	$3,274
Less: reclassification adjustment for gains realized in net income	319	(112)	207

Other comprehensive income	$4,837	$(1,770)	$3,067

Year Ended December 31, 2001	Before-Tax Amount	Tax (Expense) /Benefit	Net-of-tax Amount
Unrealized holding gains on available for sale securities	$3,707	$(1,355)	$2,352
Less: reclassification adjustment for losses realized in net income	(111)	39	(72)

Other comprehensive income	$3,818	$(1,394)	$2,424

16.    Financial Instruments with Off-Balance Sheet Risk and Derivative Instruments

        In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheet.

        Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2003	2002
Commitments to extend credit	$152,494	$139,685
Standby letters of credit	2,936	1,766

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments are predominantly short-term or variable in rate. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held varies, but may include accounts receivable, inventory, property and equipment and income-producing commercial properties. Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party.

        During 2003, the Company entered into an interest rate swap and cap. Both the interest rate swap and the cap have a 60 month term and a notional principal balance of $14,000. The interest rate swap and cap were designated to hedge a portion of the subordinated debentures. Under the interest rate swap agreement, the Company made fixed rate payments at 6.65%, and received variable payments based on LIBOR. Net settlement expense or benefit is included in interest expense. The interest rate cap requires the counter-party to pay the Company the excess of 3-month LIBOR over 12%. No payments are currently required under the agreement. The fair values for the interest rate swap and cap were $146 and $49 at year end and were included in other liabilities. Both the interest rate swap and cap expire in April 2008.

17.    Stock Dividends

        On November 26, 2003, the Company announced a 5% stock dividend to be paid on January 9, 2004 to shareholders of record as of December 22, 2003. The stock dividend was recorded in 2003, and all per share and stock option amounts have been retroactively adjusted for all periods to reflect this stock dividend.

        On December 17, 2002, the Company announced a 5% stock dividend to be paid on January 17, 2003 to shareholders of record as of December 31, 2002. The stock dividend was recorded in 2002, and all per share amounts have been retroactively adjusted for all periods to reflect this stock dividend.

        On December 19, 2001, the Company announced a 5% stock dividend to be paid on January 25, 2002 to shareholders of record as of December 31, 2001. The stock dividend was recorded in 2001, and all per share amounts have been retroactively adjusted for all periods to reflect this stock dividend.

18.    Dividends and Capital Restrictions

        Without prior approval, the Banks are restricted by state regulations and regulatory agencies as to the maximum amount of dividends the Banks can pay to the parent in any calendar year to their retained net profits (as defined) for that year and the two preceding years.

        At December 31, 2003, total shareholders' equity of the Banks was $141,610 of which $130,938 was restricted or limited from dividend distribution to the Company. As a practical matter, the Banks may restrict dividends to a lesser amount because of the need to maintain an adequate capital structure.

19.    Dividend Reinvestment Plan

        The Company maintains an Automatic Dividend Reinvestment Plan. The plan enables shareholders to elect to have their cash dividends on all or a portion of shares held automatically reinvested in additional shares of the Company's common stock. The stock is purchased by the Company's transfer agent on the open market and credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis.

20.    Regulatory Capital

        Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

        There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on operations. At December 31, 2003 and 2002, the most recent regulatory notifications categorized the banks as well capitalized under the regulatory framework for prompt corrective actions. There are no conditions or events since that notification that management believes have changed the institutions' category.

			Required for Adequate Capital		To Be Well Capitalized
	Actual
December 31, 2003
	Amount	Ratio	Amount	Ratio	Amount	Ratio
MainSource Financial Group
Total capital (to risk-weighted assets)	$103,223	11.3%	$73,011	8.0%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	83,753	9.2	36,505	4.0	N/A	N/A
Tier 1 capital (to average assets)	83,753	6.0	55,914	4.0	N/A	N/A
MainSource Bank
Total capital (to risk-weighted assets)	$63,280	11.8%	$43,061	8.0%	$53,826	10.0%
Tier 1 capital (to risk-weighted assets)	56,552	10.5	21,530	4.0	32,296	6.0
Tier 1 capital (to average assets)	56,552	7.1	32,033	4.0	40,041	5.0
Regional
Total capital (to risk-weighted assets)	$17,991	11.2%	$12,853	8.0%	$16,066	10.0%
Tier 1 capital (to risk-weighted assets)	16,330	10.2	6,426	4.0	9,640	6.0
Tier 1 capital (to average assets)	16,330	6.7	9,710	4.0	12,137	5.0
Capstone
Total capital (to risk-weighted assets)	$14,352	15.9%	$7,233	8.0%	$9,042	10.0%
Tier 1 capital (to risk-weighted assets)	13,418	14.8	3,617	4.0	5,425	6.0
Tier 1 capital (to average assets)	13,418	6.7	8,011	4.0	10,014	5.0
First Community
Total capital (to risk-weighted assets)	$13,699	11.5%	$9,544	8.0%	$11,930	10.0%
Tier 1 capital (to risk-weighted assets)	12,208	10.2	4,772	4.0	7,158	6.0
Tier 1 capital (to average assets)	12,208	8.4	5,840	4.0	7,300	5.0

			Required for Adequate Capital		To Be Well Capitalized
	Actual
December 31, 2002
	Amount	Ratio	Amount	Ratio	Amount	Ratio
MainSource Financial Group
Total capital (to risk-weighted assets)	$109,503	14.1%	$62,243	8.0%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	92,516	11.9	31,121	4.0	N/A	N/A
Tier 1 capital (to average assets)	92,516	7.6	49,061	4.0	N/A	N/A
MainSource Bank
Total capital (to risk-weighted assets)	$60,536	11.3%	$43,048	8.0%	$53,810	10.0%
Tier 1 capital (to risk-weighted assets)	53,887	10.1	21,524	4.0	32,286	6.0
Tier 1 capital (to average assets)	53,887	6.8	31,608	4.0	39,510	5.0
Regional
Total capital (to risk-weighted assets)	$17,341	11.6%	$11,930	8.0%	$14,912	10.0%
Tier 1 capital (to risk-weighted assets)	15,543	10.4	5,965	4.0	8,947	6.0
Tier 1 capital (to average assets)	15,543	6.4	9,748	4.0	12,186	5.0
Capstone
Total capital (to risk-weighted assets)	$12,866	15.4%	$6,704	8.0%	$8,381	10.0%
Tier 1 capital (to risk-weighted assets)	11,818	14.1	3,352	4.0	5,028	6.0
Tier 1 capital (to average assets)	11,818	6.4	7,425	4.0	9,281	5.0

21.    Employee Benefit Plans

        The Company has a defined-contribution retirement plan in which substantially all employees may participate. The Company matches a portion of employees' contributions and makes additional Company contributions based on employee compensation and Company profitability. Expense was $1,284 in 2003, $1,138 in 2002, and $1,337 in 2001.

22.    Related Party Transactions

        The Company has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

        The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2003	$9,048
Changes in composition of related parties	(1,483)
New loans, including renewals and advances	6,734
Payments, etc. including renewals	(7,089)

Balances, December 31, 2003	$7,210

        Deposits from related parties held by the company at December 31, 2003 and 2002 totaled $5,980 and $4,360.

23.    Stock Option Plans

        Options to buy stock were granted to directors and officers of the Company under the Company's Stock Option Plan, which was adopted in 2003 and provides for the issue of up to 551,250 options.

        Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest immediately for the directors' grant and over four years for the officers' grant. The weighted average remaining contractual life is 9.4 years. A summary of the activity in the plan is as follows:

Year Ended December 31	2003
Options (restated for stock dividend)	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	—	—
Granted	54,338	$14.73
Exercised or redeemed	—	—

Outstanding, end of year	54,338	$14.73
Options exercisable at year end	16,775	$14.73
Weighted average fair value of options granted during the year	$2.37

24.    Earnings Per Share

        Earnings per share were computed as follows:

Year Ended December 31, 2003	Income	Weighted Average Shares	Per-Share Amount
Basic Earnings Per Share
Net income available to common shareholders	$15,305	10,626,612	$1.44
Effect of dilutive stock options		3,134

Diluted Earnings Per Share
Net income available to common shareholders and assumed conversions	$15,305	10,629,746	$1.44

Year Ended December 31, 2002
Basic Earnings Per Share
Net income available to common shareholders	$14,011	10,719,587	$1.31
Effect of dilutive stock options		—

Diluted Earnings Per Share
Net income available to common shareholders and assumed conversions	$14,011	10,719,587	$1.31

Year Ended December 31, 2001
Basic Earnings Per Share
Net income available to common shareholders	$11,177	10,740,333	$1.04
Effect of dilutive stock options		—

Diluted Earnings Per Share
Net income available to common shareholders and assumed conversions	$11,177	10,740,333	$1.04

25.    Fair Values of Financial Instruments

	December 31, 2003		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$56,854	$56,854	$77,917	$77,917
Interest-bearing time deposits	201	201	—	—
Securities available for sale	422,111	422,111	346,468	346,468
Securities held to maturity	3,431	3,683	4,675	4,939
Loans including loans held for sale, net	845,927	865,266	746,365	772,126
Restricted stock	6,639	6,639	5,690	5,690
Interest receivable	6,938	6,938	5,171	5,171
Liabilities
Deposits	(1,191,310)	(1,201,574)	(1,034,307)	(1,035,483)
Borrowings
Short-term	(27,508)	(27,508)	(19,529)	(19,529)
FHLB advances	(62,751)	(63,519)	(50,235)	(52,386)
Notes payable	(12,500)	(12,500)	(2,400)	(2,400)
Interest payable	(3,192)	(3,192)	(3,502)	(3,502)
Subordinated debentures	(29,898)	(29,898)	(30,425)	(30,582)
Interest rate swap	(195)	(195)	—	—

        The methods and assumptions used to estimate fair value are described as follows.

        Carrying amount is the estimated fair value of cash and cash equivalents, interest-bearing time deposits, restricted stock, accrued interest receivable and payable, demand deposits, short-term borrowings, variable rate notes payable and subordinated debentures, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, or if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of FHLB advances is based on current rates for similar financing.

        The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, and are not considered significant.

26.    Quarterly Financial Data (Unaudited)

				Earnings Per Share
	Interest Income	Net Interest Income	Net Income	Basic	Fully Diluted
2003
First quarter	$16,732	$10,714	$3,505	$0.33	$0.33
Second quarter	16,524	10,720	3,734	0.35	0.35
Third quarter	17,216	11,304	3,849	0.36	0.36
Fourth quarter	17,133	11,494	4,217	0.40	0.40
2002
First quarter	$18,365	$11,063	$3,336	$0.31	$0.31
Second quarter	18,127	11,169	3,318	0.31	0.31
Third quarter	18,292	11,693	3,419	0.32	0.32
Fourth quarter	17,519	11,125	3,938	0.37	0.37

27.    Parent Only Condensed Financial Statements

Parent Only Condensed Balance Sheets
December 31

	2003	2002
Assets
Cash and cash equivalents	$1,744	$15,131
Securities available for sale	1,057	1,057
Investment in subsidiaries	142,945	112,717
Other assets	3,290	6,182

Total assets	$149,036	$135,087

Liabilities
Subordinated debentures	$29,898	$31,367
Notes payable	12,500	2,400
Other liabilities	1,186	1,523

Total liabilities	43,584	35,290
Shareholders' equity	105,452	99,797

Total liabilities and shareholders' equity	$149,036	$135,087

Parent Only Condensed Statements of Income
Year ended December 31

	2003	2002	2001
Income
Dividends from subsidiaries	$14,250	$18,261	$11,020
Fees from subsidiaries	7,813	6,370	4,016
Other income	207	170	207

Total income	22,270	24,801	15,243
Expenses
Interest expense	1,898	2,172	2,395
Salaries and benefits	4,869	4,854	3,890
Professional fees	582	573	503
Other expenses	5,085	3,882	1,967

Total expenses	12,434	11,481	8,755
Income before income tax and equity in undistributed income of subsidiaries	9,836	13,320	6,488
Income tax expense (benefit)	(1,877)	(1,995)	(1,844)

Income before equity in undistributed income of subsidiaries	11,713	15,315	8,332
Equity in undistributed income of subsidiaries	3,592	(1,304)	2,845

Net income	$15,305	$14,011	$11,177

Parent Only Condensed Statements of Cash Flows
Year ended December 31

	2003	2002	2001
Operating Activities
Net income	$15,305	$14,011	$11,177
Undistributed income of subsidiaries	(3,592)	1,304	(2,845)
Changes in other assets and liabilities	3,228	(291)	989

Net cash provided by operating activities	14,941	15,024	9,321
Investing Activities
Capital contributed to subsidiary	(5,600)	(4,348)	—
Cash paid for acquisition	(24,283)	—	—
Purchases of equipment	(705)	(1,720)	(1,764)
Purchase of securities available for sale	—	(208)	—

Net cash used by investing activities	(30,588)	(6,276)	(1,764)

Financing Activities
Payments on long-term debt	(2,900)	(1,600)	(2,400)
Payments on subordinated debentures	(23,119)	—	—
Proceeds from issuance of subordinated debentures	21,650	8,248	—
Proceeds from issuance of long-term debt	13,000	—	—
Purchase of treasury shares	(1,497)	(694)	—
Cash dividends and fractional stock dividends	(4,874)	(4,485)	(4,121)

Net cash provided (used) by financing activities	2,260	1,469	(6,521)

Net change in cash and cash equivalents	(13,387)	10,217	1,036
Cash and cash equivalents, beginning of period	15,131	4,914	3,878

Cash and cash equivalents, end of period	$1,744	$15,131	$4,914

28.    Subsequent Event

        On March 15, 2004, the Company declared a 3-for-2 stock split. All per share and stock option amounts have been retroactively adjusted for all periods to reflect this split.

ANNEX A

AMENDED AND RESTATED
PLAN OF REORGANIZATION AND MERGER

        THIS AMENDED AND RESTATED PLAN OF REORGANIZATION AND MERGER (this "Agreement") amends and restates that certain Plan of Reorganization and Merger dated December 16, 2003 and is dated as March 10, 2004 with an effective date as of December 16, 2003, by and among MAINSOURCE FINANCIAL GROUP, INC. ("MainSource"), PEOPLES HOLDINGS, INC. ("Merger Corp") and PEOPLES FINANCIAL CORP. ("Peoples").

W I T N E S S E T H:

        WHEREAS, MainSource is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHC Act"), with its principal office located in Greensburg, Decatur County, Indiana; and

        WHEREAS, Merger Corp is an Indiana corporation with its principal office located in Greensburg, Decatur County, Indiana and is a wholly-owned subsidiary of MainSource; and

        WHEREAS, Peoples is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in Linton, Greene County, Indiana, and is the sole owner of Peoples Trust Company (the "Bank"), which is an Indiana state banking institution organized and existing under the laws of the State of Indiana; and

        WHEREAS, it is the desire of MainSource and Peoples to affiliate through an integrated plan of reorganization whereby Merger Corp will be merged with and into Peoples with Peoples surviving (the "Merger"), and immediately thereafter Peoples will be merged up and into MainSource with MainSource surviving (the "Upstream Merger"); and

        WHEREAS, the parties hereto intend that the integrated plan of reorganization in which the Merger will be immediately followed by the Upstream Merger constitute a single statutory merger of Peoples into MainSource that qualifies as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and as recently illustrated and discussed in Rev. Rul. 2001-46, 2001-42 I.R.B. 321, T.D. 9071 and Regulations Section 1.338(h)(10)-1T(e), Example 11; and

        WHEREAS, a majority of the entire Board of Directors of each of MainSource, Merger Corp and Peoples have approved this Agreement, authorized its execution and designated this Agreement an integrated plan of reorganization and a plan of merger.

        NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, MainSource, Merger Corp and Peoples hereby make this Agreement and prescribe the terms and conditions of the affiliation of MainSource and Peoples and the mode of carrying such Merger into effect as follows:

SECTION 1

THE MERGER

        1.01.    General Description.

  (a)
  Merger.    Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 10 hereof), the Merger Corp shall be merged with and into, and under the Articles of Incorporation of, Peoples (previously defined as the "Merger"). Peoples shall survive the Merger (the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended (the "IBCL"). All of the issued and outstanding shares of common stock of Merger Corp shall be converted into 10 shares of Peoples Common Stock (as defined in Section 4.03 hereof). Such shares of Peoples Common Stock shall not be subject to the provisions of Section 2 hereof.

  (b)
  Upstream Merger.    Upon the terms and subject to the conditions of the agreement attached hereto as Exhibit A, immediately after the Effective Time, Peoples shall be merged up and into, and under the Articles of Incorporation of, MainSource (previously defined as the "Upstream Merger"). Upon consummation of the Upstream Merger, the Bank shall continue to be a wholly-owned subsidiary of MainSource.

        1.02.    Name, Officers, Directors and Management.    The name of the Surviving Corporation shall be "Peoples Financial Corp." Its principal office shall be located at 2253 East State Road 54, Linton, Indiana 47411. The officers of Merger Corp serving at the Effective Time shall serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of Merger Corp as of the Effective Time shall serve as the directors of the Surviving Corporation, until such time as their successors have been duly elected and have been qualified or until their earlier resignation, death or removal from office.

        1.03.    Capital Structure.    The capital of the Surviving Corporation shall be not less than the capital of Peoples immediately prior to the Effective Time.

        1.04.    Articles of Incorporation and By-Laws.    The Articles of Incorporation and By-Laws of Peoples in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

        1.05.    Effect of the Merger.    The effect of the Merger, at the Effective Time, shall be as set forth in Indiana Code Section 23-1-40-6, as amended.

        1.06.    Tax-Free Reorganization.    The parties hereto intend that the integrated plan of reorganization in which the Acquisition Merger will be immediately followed by the Upstream Merger constitutes a single statutory merger of Peoples into MainSource that qualifies as a tax-free reorganization under Section 368(a)(1)(A) of the Code, and as recently illustrated and discussed in Rev. Rul. 2001-46, 2001-42 I.R.B. 321, T.D. 9071 and Regulations Section 1.338(h)(10)-1T(e), Example 11. All parties agree to cooperate and to take such actions as may be reasonably necessary to assure such results.

        1.07.    Assets and Liabilities.    At the Effective Time, the title to all assets, real estate and other property owned by Merger Corp shall vest in Peoples without reversion or impairment. At the Effective Time, all liabilities of Merger Corp shall be assumed by Peoples.

        1.08.    Additional Actions.    If at any time after the Effective Time, MainSource shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Peoples or the Bank, or (b) otherwise carry out the purposes of this Agreement, Peoples and the Bank and their respective officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry on the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Peoples or the Bank or otherwise to take any and all such action.

SECTION 2

MANNER AND BASIS OF EXCHANGE OF STOCK

        2.01.    Merger Consideration.

  (a)
  Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of Peoples Common Stock, other than dissenting shares, shall be converted into the right to receive in accordance with Section 2.04:

  (i)
  An amount of cash equal to $67.6168 (the "Cash Consideration"), or

  (ii)
  Such number of shares of common stock of MainSource ("MainSource Common Stock") equal to the quotient (the "Exchange Ratio") arrived at by dividing:

  A.
  the Cash Consideration, by

  B.
  $27.62 (the "Price Per Share"), subject to adjustment, if any, pursuant to the provisions of Sections 2.01(b), 2.02, and 2.03 hereof (the "Stock Consideration").

    The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the "Merger Consideration."

  (b)
  Unless otherwise required by Section 2.04(d) and 2.05(e)(ii) hereof, the Stock Consideration shall, in the aggregate, comprise 65% of the Merger Consideration and the Cash Consideration shall comprise 35% of the Merger Consideration, to the nearest dollar possible pursuant to the provisions of Section 2.04(e) hereof.

  (c)
  All Stock Consideration shall be newly-issued shares of common stock of MainSource, issued to the shareholders of Peoples pursuant to the plan of reorganization in accordance with the provisions of Treasury Regulation Section 1.1032-2(b).

        2.02.    No Fractional Shares.    Certificates for fractional shares of MainSource Common Stock shall not be issued for fractional interests resulting from application of the Stock Consideration. Each shareholder of Peoples who would otherwise have been entitled to a fraction of a share of MainSource Common Stock (after taking into account all shares of Peoples Common Stock owned by such shareholder of Peoples) shall be paid in cash following the Effective Time, as provided in Section 2.05 hereof, an amount equal to such fraction multiplied by the Price Per Share.

        2.03.    Recapitalization.    If, between the date of this Agreement and the Effective Time, the record date occurs (or, if no record date is established, the date of the event or transaction occurs) for the distribution or issuance by MainSource of a stock dividend with respect to shares of MainSource Common Stock, or a combination, subdivision, reclassification, or split of issued and outstanding shares of MainSource Common Stock, such that the number of issued and outstanding shares of MainSource Common Stock is increased or decreased, then the Stock Consideration and the Price Per Share shall be adjusted so the shareholders shall receive, in the aggregate, such number of shares of MainSource Common Stock representing the same percentage of outstanding shares of MainSource Common Stock at the Effective Time as would have been represented by the number of shares of MainSource Common Stock the shareholders of Peoples would have received if any of the foregoing actions had not occurred.

        2.04.    Election and Proration Procedures.

  (a)
  An election form and letter of transmittal (the "Election Form") shall be mailed to each record holder of Peoples Common Stock along with the proxy materials for the special shareholders' meeting at which the Merger will be submitted to a vote of Peoples shareholders. The shareholders of Peoples entitled to receive the Election Form shall be those shareholders of record as of the record date fixed for the special shareholders' meeting at which the Merger will be submitted to a vote of Peoples shareholders (the "Special Record Date"). Peoples and MainSource shall also establish a deadline for receipt of such Election Forms (the "Election Deadline"), which deadline shall be the close of business on the date of the special meeting at which the Merger will be submitted to a vote of Peoples shareholders. The Election Forms Peoples shall provide to MainSource all information reasonably necessary for it to perform its obligations as specified herein.

  (b)
  Each Election Form shall entitle the holder of shares of Peoples Common Stock to:

  (i)
  elect to receive the Cash Consideration for all of such holder's shares (a "Cash Election");

  (ii)
  elect to receive the Stock Consideration for all of such holder's shares (a "Stock Election");

  (iii)
  elect to receive the Cash Consideration with respect to some of such holder's shares and the Stock Consideration with respect to such holder's remaining shares (a "Mixed Election"); or

  (iv)
  make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a "Non-Election").

    A holder of shares of Peoples Common Stock shall also be deemed to have made a Non-Election (as defined above) if such shareholder fails to properly complete the Election Form or fails to deliver an Election Form to MainSource by the Election Deadline. Shares of Peoples Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as "Cash Election Shares." Shares of Peoples Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as "Stock Election Shares." Shares of Peoples Common Stock as to which a Non-Election has been made are referred to herein as "Non-Election Shares."

  (c)
  An election shall be duly made by completing the Election Form and any other required documents in accordance with the instructions set forth therein and delivering them to MainSource before 5:00 p.m., E.S.T., on the Election Deadline. An election shall have been properly made only if MainSource shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates therefore representing Peoples Common Stock ("Certificates") (or customary affidavits and, if required by MainSource pursuant to Section 2.05(g), a bond as indemnity against any claim that may be made with respect to such Certificates or the guaranteed delivery of such Certificates) representing all shares of Peoples Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Subject to the terms of this Agreement and of the Election Form, MainSource shall have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of MainSource regarding such matters shall be binding and conclusive.

  (d)
  For federal income tax purposes, it is intended that the Merger and the Upstream Merger immediately following will qualify as an integrated plan of reorganization under the provisions of Section 368(a)(1)(A) of the Code and, notwithstanding anything to the contrary contained herein, if necessary, in order that the aforementioned integrated plan of reorganization will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a)(1)(A) of the Code, MainSource shall increase the number of shares of Peoples Common Stock that will be converted into Stock Consideration and reduce the number of shares of Peoples Common Stock that will be converted into the right to receive the Cash Consideration to ensure that the Stock Consideration will represent at least fifty percent (50%) of the value of the total of the aggregate Merger Consideration plus any amounts treated as merger consideration for federal income tax purposes, including any distributions by Peoples pursuant to Section 6.03(a)(iii).

  (e)
  Within five (5) business days after the Effective Time, MainSource shall effect the allocation among holders of Peoples Common Stock of rights to receive the Cash Consideration and the Stock Consideration and to distribute such consideration in accordance with the Elections, subject to adjustment as follows:

  (i)
  If the aggregate Stock Consideration to be received by all shareholders of Peoples would exceed 65% of the aggregate Merger Consideration, then (A) all Cash Election Shares and Non-Election Shares shall be converted into the right to receive the Cash Consideration, and (B) a number of the Stock Election Shares shall be converted to Cash Election Shares by first converting Stock Election Shares out of the smallest Stock Election in terms of number of shares of Peoples Common Stock, and then converting Stock Election Shares out of the next smallest Stock Election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the Cash Consideration equals 35% of the total Merger Consideration (including cash payments for fractional shares and payments to dissenting shareholders); and (z) the Merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Code. No more Stock Election Shares than necessary to achieve (y) and (z) above shall be converted to Cash Election Shares pursuant to this paragraph.

  (ii)
  If the aggregate Stock Consideration to be received by all shareholders of Peoples would be less than 65% of the aggregate Merger Consideration, then (A) all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (B) a number of the Cash Election Shares shall be converted to Stock Election Shares by first converting Cash Election Shares out of the smallest Cash Election in terms of number of shares of Peoples Common Stock, and then converting Cash Election Shares out of the next smallest Cash Election in terms of number of shares and continuing this process until (y) to the nearest dollar possible, the Stock Consideration equals 65% of the total Merger Consideration (including cash payments for fractional shares and payments to dissenting shareholders); and (z) the Merger continues to satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under the Code. No more Cash Election Shares than necessary to achieve (y) and (z) above shall be converted to Stock Election Shares pursuant to this paragraph.

  (f)
  Notwithstanding anything to the contrary in this Section 2.04, if (i) a shareholder of Peoples certifies in writing at the time of filing a Cash Election for all of his or her shares (the "Certifying Cash Elector"), that his outstanding Peoples shares are deemed to be constructively owned by another shareholder of Peoples (the "Constructive Owner") under the provisions of Section 318(a) of the Code, (ii) the Certifying Cash Elector supplies such information in support of his certification to Peoples legal counsel as such counsel may request and such legal counsel does not disagree with the certification, and (iii) the Constructive Owner has filed a valid Cash Election, then the elections of the Certifying Cash Elector or Electors and the Constructive Owner or Owners shall be treated as a single election, and their shares shall be aggregated for purposes of determining priority for conversion into cash.

  (g)
  A holder of Peoples' shares that is a bank, trust company, security broker-dealer or other recognized nominee, may submit one or more Election Forms for the persons for whom it holds shares as nominee provided that such bank, trust company, security broker-dealer or nominee certifies to the satisfaction of Peoples and MainSource the names of the persons for whom it is so holding shares (the "Beneficial Owners"). In such case, each Beneficial Owner for whom an Election Form is submitted shall be treated as a separate owner for purposes of the election procedure and allocation of shares set forth herein.

        2.05.    Exchange Procedures.

  (a)
  Distributions by MainSource of the Merger Consideration shall be made in accordance with Section 2.04. At and after the Effective Time, each Certificate shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

  (b)
  Prior to the Effective Time, MainSource shall:

  (i)
  reserve for issuance a sufficient number of shares of MainSource Common Stock to provide for payment of the aggregate Stock Consideration; and

  (ii)
  have available an amount of cash sufficient to pay the aggregate Cash Consideration.

  (c)
  The Election Form shall, among other things:

  (i)
  specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to MainSource;

  (ii)
  be in a form and contain any other provisions as MainSource may reasonably determine; and

  (iii)
  include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

    Upon the proper surrender of the Certificates to MainSource, together with a properly completed and duly executed Election Form, the holder of such Certificates shall be entitled to receive in exchange therefore a certificate representing that number of whole shares of MainSource Common Stock that such holder has the right to receive pursuant to Section 2.04, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.04, if any (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.02), and any dividends or other distributions to which such holder is entitled pursuant to Section 2.05(e) hereof. Certificates so surrendered shall forthwith be canceled. MainSource shall not be entitled to vote or exercise any rights of ownership with respect to the shares of MainSource Common Stock held by it from time to time hereunder, except that it shall receive and hold, without interest, all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

  (d)
  No dividends or other distributions declared or made after the Effective Time with respect to MainSource Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of MainSource Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.05. Upon the surrender of such person's Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, that, subsequent to the Effective Time, had become payable but not paid with respect to shares of MainSource Common Stock represented by such person's Certificates.

  (e)
  The stock transfer books of Peoples shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Peoples of any shares of Peoples Common Stock. If, after the Effective Time, Certificates are presented to MainSource, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.05.

  (f)
  MainSource shall be entitled to rely upon Peoples' stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, MainSource shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

  (g)
  If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, or destroyed and, if required by MainSource, the posting by such person of a bond in such amount as MainSource may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, MainSource will issue in exchange for such lost, stolen, or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.04 hereof.

        2.06    Exchange Agent.    Peoples and MainSource hereby appoint MainSource to act as agent (the "Exchange Agent") for purposes of mailing and receiving the Election Forms, tabulating the results and distributing the Merger Consideration pursuant to the terms and conditions of this Agreement.

        2.07    No Liability.    Neither MainSource, Merger Corp, nor the Exchange Agent shall be liable to any holder of Peoples Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

SECTION 3

DISSENTING SHARES

        Shareholders of Peoples who properly exercise and perfect statutory dissenter's rights shall have the rights accorded to dissenting shareholders under Chapter 44 of the IBCL.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PEOPLES

        On or prior to the date hereof, Peoples has delivered to MainSource a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Section 4 or to one or more of its covenants contained in Section 6; provided, that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Peoples that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below).

        For the purpose of this Agreement, and in relation to Peoples and the Bank, a "Material Adverse Effect" means any effect that (i) is material and adverse to the financial position, results of operations or business of Peoples and the Bank taken as a whole, or (ii) would materially impair the ability of Peoples to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of

MainSource and (e) changes in general level of interest rates or conditions or circumstances relating to or that affect the United States economy, financial or securities markets or the banking industry, generally.

        For the purpose of this Agreement, and in relation to Peoples and the Bank, "knowledge" means (i) the actual knowledge of any officer or director of Peoples and any other person having supervisory or management responsibilities with respect to material aspects of the operation of the business of Peoples or the Bank of a particular fact; and (ii) imputed knowledge of any officer or director of Peoples or the Bank and any other person having supervisory or management responsibilities with respect to material aspects of the operation of the business of Peoples or the Bank of a particular fact. Imputed knowledge of a particular person with respect to a particular fact means that such person would have had actual knowledge of such fact except for the fact that such person was negligent in the performance of such person's responsibilities to Peoples or the Bank.

        Accordingly, Peoples hereby represents and warrants to MainSource with respect to itself and the Bank, as its wholly-owned subsidiary, as follows:

        4.01.    Organization and Authority.    Peoples is a corporation duly organized and validly existing under the laws of the State of Indiana. The Bank is an Indiana state banking institution duly organized, validly existing and in good standing under the laws of the State of Indiana. Peoples and the Bank have full power and authority (corporate and otherwise) to own and lease their properties as presently owned and leased and to conduct their respective business in the manner and by the means utilized as of the date hereof. Each of Peoples and the Bank is duly qualified to do business in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it make such qualification necessary. Except as set forth in the Disclosure Schedule, Peoples' only subsidiary is the Bank and it has no other subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity. The Bank has no subsidiaries. The Bank is subject to primary regulatory supervision and examination by the Federal Deposit Insurance Corporation and the Indiana Department of Financial Institutions.

        4.02.    Authorization.    (a) Peoples has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.02(e) and (f) hereof. As of the date hereof, Peoples is not aware of any reason why the approvals set forth in Section 8.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.02(e). This Agreement and its execution and delivery by Peoples have been duly authorized and approved by the Board of Directors of Peoples and, assuming due execution and delivery by MainSource, constitutes a valid and binding obligation of Peoples, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

        (b)   Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates Peoples' or the Bank's Articles of Incorporation or By-Laws, respectively; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Peoples or the Bank is a party or by which Peoples or the Bank is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than MainSource) or any other adverse interest, upon any right, property or asset of Peoples or the Bank which would be material to Peoples on a consolidated basis; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Peoples or the Bank is bound or with respect to which Peoples or the Bank is to perform any duties or obligations or receive any rights or benefits.

        (c)   Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Peoples or the Bank.

        4.03.    Capitalization.    (a) The authorized capital stock of Peoples as of the date hereof consists, and at the Effective Time will consist, of 300,000 shares of common stock, no par value, 188,178 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Peoples Common Stock"). Such issued and outstanding shares of Peoples Common Stock have been duly and validly authorized by all necessary corporate action of Peoples, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Peoples shareholder. Peoples has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Peoples Common Stock. On a consolidated basis as of September 30, 2003, Peoples had total capital of approximately $11,565,899, which consisted of common stock of $9,815,365 less treasury stock of $3,455,162, capital surplus of $0.00 and undivided profits of $5,205,696, including unrealized gains or losses on available-for-sale securities. Each share of Peoples Common Stock is entitled to one vote per share. A description of the Peoples Common Stock is contained in the Articles of Incorporation of Peoples, as amended, as set forth in the Disclosure Schedule pursuant to Section 4.04 hereof.

        (b)   The authorized capital stock of the Bank as of the date hereof consists, and at the Effective Time will consist, of 300,000 shares of common stock, $10.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Bank Common Stock"). Such issued and outstanding shares of the Bank Common Stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Bank shareholder. Except as provided on the Disclosure Schedule, all of the issued and outstanding shares of common stock of the Bank are owned by Peoples free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Bank Common Stock. On a consolidated basis as of September 30, 2003, the Bank had total capital of approximately $11,626,000, which consisted of common stock of $3,000,000, capital surplus of $6,500,000 and undivided profits of $2,126,000, including unrealized gains or losses on available-for-sale securities. Each share of Bank Common Stock is entitled to one vote per share. A description of the Bank Common Stock is contained in the Articles of Association of the Bank, as amended, as set forth in the Disclosure Schedule pursuant to Section 4.04 hereof.

        (c)   Except as set forth in the Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Peoples Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Peoples, by which Peoples is or may become bound. Peoples does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Peoples Common Stock.

        (d)   There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Bank Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of the Bank, by which the Bank is or may become bound. The Bank does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Bank Common Stock.

        (e)   Except as set forth in the Disclosure Schedule, Peoples has no knowledge of any person or entity which beneficially owns 5% or more of its outstanding shares of common stock.

        4.04.    Organizational Documents.    The Articles of Incorporation and By-Laws of Peoples, and the Articles of Incorporation and By-Laws of the Bank, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to MainSource and are included in the Disclosure Schedule.

        4.05.    Compliance with Law.    (a) Neither Peoples nor the Bank has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body. Peoples and the Bank possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to MainSource at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

        (b)   All agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of Peoples or the Bank which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, Peoples or the Bank, including, without limitation, all correspondence, written communications and written commitments related thereto, are set forth in the Disclosure Schedule. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Peoples or the Bank as a result of an examination by any regulatory agency or body, or set forth in any accountant's or auditor's report to Peoples or the Bank.

        (c)   All of the existing offices and branches of Peoples and the Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements. The Bank has no approved but unopened offices or branches.

        4.06.    Accuracy of Statements Made and Materials Provided to MainSource.    (a) No representation, warranty or other statement made, or any information provided, by Peoples or the Bank in this Agreement or the Disclosure Schedule (and any update thereto), and no written report, statement, list, certificate, materials or other information furnished or to be furnished by Peoples or Bank to MainSource through and including the Effective Time in connection with this Agreement, the Merger contemplated hereby, or MainSource's due diligence investigation or confidential review of Peoples and the Bank or otherwise (including, without limitation, any written information which has been or shall be supplied by Peoples and the Bank with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Peoples' shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by Peoples with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by MainSource specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

        (b)   Any materials or information provided by Peoples or the Bank to MainSource for use by MainSource in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

        4.07.    Litigation and Pending Proceedings.    Except as set forth in the Disclosure Schedule: (a) There are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending or, to the best knowledge of Peoples and the Bank, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does Peoples or the Bank have any knowledge of a basis for any such claim, action, suit, proceeding, litigation, arbitration or investigation) against Peoples and/or the Bank.

        (b)   Neither Peoples nor the Bank is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of Peoples or the Bank, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of Peoples or the Bank, threatened proceeding by any government regulatory agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

        4.08.    Financial Statements and Reports.    Peoples has delivered to MainSource copies of the following financial statements and reports of Peoples and the Bank, including the notes thereto (collectively, the "Peoples Financial Statements"):

  (a)
  Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of Peoples as of and for the years ended December 31, 2002, 2001 and 2000, and as of and for the fiscal quarter ended September 30, 2003;

  (b)
  Consolidated Statements of Cash Flows of Peoples for the years ended December 31, 2002, 2001 and 2000;

  (c)
  Consolidated Statements of Changes in Financial Position of Peoples for the years ended December 31, 2002 and 2001;

  (d)
  Reports of Condition and Income ("Call Reports") for the Bank as of the close of business on December 31, 2002, 2001, 2000 and September 30, 2003; and

  (e)
  Financial Statements of Peoples on Form FRY-9SP filed with the Board of Governors of the Federal Reserve System at the close of business on December 31, 2002 and 2001.

        The Peoples Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial position of Peoples and the Bank as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The Peoples Financial Statements described in clauses (a), (b) and (c) above for completed fiscal years are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The Peoples Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts which inclusion or omission would render any of the Peoples Financial Statements false, misleading or inaccurate in any material respect.

        4.09.    Properties, Contracts, Employees and Other Agreements.

  (a)
  Set forth in the Disclosure Schedule are true, accurate and complete copies of the following:

  (i)
  A brief description and the location of all real property owned by Peoples or the Bank and the principal buildings and structures located thereon, together with a legal description of such real property and, within forty-five (45) days of the date of this Agreement a title insurance policy insuring the same and a survey drawing of each parcel of real property owned by Peoples, and each lease of real property to which Peoples or the Bank is a party, identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

  (ii)
  All conditional sales contracts or other title retention agreements relating to Peoples or the Bank and agreements for the purchase of federal funds;

  (iii)
  All agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of Peoples or the Bank which individually or in the aggregate:

  A.
  involve payment or receipt by Peoples or the Bank (other than as disbursements of loan proceeds to customers, loan payments by customers or customer deposits) of more than $10,000;

  B.
  involve payments based on profits of Peoples or the Bank;

  C.
  relate to the purchase of goods, products, supplies or services in excess of $10,000;

  D.
  were not made in the ordinary course of business; or

  E.
  may not be terminated without penalty within one (1) year from the date of this Agreement; and

  (iv)
  The name and current annual salary of each director, officer and employee of Peoples or the Bank whose current annual salary is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Peoples or the Bank to or for the benefit of each such person for the year ended December 31, 2002, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person.

        (b)   Peoples and the Bank have, prior to the date of this Agreement, provided or given access to MainSource to the files and documentation of all borrowers of the Bank, or persons or entities that are or may become obligated to the Bank under an existing letter of credit, line of credit, loan transaction, loan agreement, promissory note or other commitment of the Bank, in excess of $10,000 individually or in the aggregate, whether in principal, interest or otherwise, and including all guarantors of such indebtedness.

        (c)   Each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 4.09 is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditor's rights. Peoples and the Bank are, and to their respective best knowledge, all other parties thereto are, in material compliance with the provisions thereof, and

Peoples and the Bank are not, and to their respective best knowledge, no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or provision contained therein. Except as set forth in the Disclosure Schedule, none of the foregoing requires the consent of any party to its assignment in connection with the Merger contemplated by this Agreement. Other than as disclosed pursuant to this Section 4.09, to the best knowledge of Peoples and the Bank, no circumstances exist resulting from transactions effected or to be effected, from events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in the creation of any agreement, contract, obligation, commitment, arrangement, lease or document described in or contemplated by this Section 4.09.

        (d)   Neither Peoples nor the Bank is in default under or in breach of or, to the best knowledge of Peoples, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation.

        4.10.    Absence of Undisclosed Liabilities.    Except as provided in the Peoples Financial Statements and in the Disclosure Schedule, except for unfunded loan commitments and obligations on letters of credit to customers of the Bank made in the ordinary course of business, except for trade payables incurred in the ordinary course of Peoples' and the Bank's business (for purposes of this Section 4, all references to ordinary course of business shall be deemed to be Peoples' and the Bank's ordinary course of business), and except for the transaction contemplated by this Agreement and obligations for services rendered pursuant thereto, neither Peoples nor the Bank has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $10,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. Neither Peoples nor the Bank is delinquent in the payment of any amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with generally accepted accounting principles.

        4.11.    Title to Assets.    Except as described in this Section 4.11 and the Disclosure Schedule: (a)  Peoples and the Bank have good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as the Bank premises and all other real estate owned) which is reflected in the Peoples Financial Statements as of September 30, 2003; good and marketable title to all personal property reflected in the Peoples Financial Statements as of September 30, 2003, other than personal property disposed of in the ordinary course of business since September 30, 2003; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Peoples and the Bank purports to own or which Peoples or the Bank uses in its business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses; and good and marketable title to all property and assets acquired and not disposed of or leased since September 30, 2003. All of such properties and assets are owned by Peoples or the Bank free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Peoples Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Peoples on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Peoples or the Bank is in compliance with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by Peoples or the Bank is structurally sound, in good operating condition and has been and is being maintained and repaired in the ordinary condition of business.

        (b)   With respect to all real property presently or formerly owned, leased or used by Peoples and the Bank, Peoples, the Bank and each of the prior owners, to the best of Peoples' and the Bank's respective knowledge, have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, "Environmental Laws"). There are no pending or, to the best knowledge of Peoples or the Bank, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Peoples or the Bank with respect to the Environmental Laws, and there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances or other governmental approvals are required for the conduct of the business of Peoples or the Bank or the consummation of the Merger contemplated hereby. Neither Peoples nor the Bank is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither Peoples nor the Bank has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

        4.12.    Loans and Investments.    (a) Except as set forth in the Disclosure Schedule, there is no loan by Peoples or the Bank in excess of $10,000 that has been classified by the Bank regulatory examiners or management as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $10,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of the Bank and a list of all loans in excess of $10,000 which the Bank has determined to be thirty (30) days or more past due with respect to principal or interest payments or has placed on nonaccrual status are set forth in the Disclosure Schedule.

        (b)   All loans reflected in the Peoples Financial Statements as of September 30, 2003 and which have been made, extended, renewed, restructured, approved, amended or acquired since September 30, 2003: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured, to the extent that Peoples or the Bank has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming the Bank as the secured party or mortgagee (unless by written agreement to the contrary).

        (c)   The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Peoples Financial Statements are, in the judgment of management of the Bank, adequate in all material respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

        (d)   Except as set forth in the Disclosure Schedule, none of the investments reflected in the Peoples Financial Statements as of and for the period ended September 30, 2003 and none of the investments made by Peoples or the Bank since September 30, 2003 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of Peoples or the Bank to dispose freely of such investment at any time. Neither Peoples nor the Bank is a party to any repurchase agreements with respect to securities. The liabilities of the Bank do, however, include repurchase agreements secured by government securities.

        (e)   Set forth in the Disclosure Schedule is a true, accurate and complete list of all loans in which the Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against the Bank.

        (f)    Except as set forth in the Disclosure Schedule, and except for customer deposits and ordinary trade payables, neither Peoples nor the Bank has, nor will they have at the Effective Time, any indebtedness for borrowed money.

        4.13.    Shareholder Rights Plan and Anti-takeover Mechanisms.    Peoples and the Bank have taken all actions required to exempt MainSource, the Agreement and the Merger from any provisions of an anti-takeover nature contained in their organizational documents and the provisions of any "anti-takeover," "fair price," "moratorium," "control share acquisition" or similar laws or regulations contained in the IBCL.

        4.14.    Employee Benefit Plans.    (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by Peoples or the Bank, whether written or oral, in which Peoples or the Bank participates as a participating employer, to which Peoples or the Bank contributes, with respect to which Peoples or the Bank acts as administrator, trustee or fiduciary, and including any such plans which have been terminated, merged into another plan, frozen or discontinued (collectively, "Peoples Plans") except as set forth in the Disclosure Schedule:

  (i)
  all such Peoples Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and the Department of Labor ("Department") and Treasury Regulations promulgated thereunder;

  (ii)
  all Peoples Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations promulgated thereunder, and favorable determination and/or opinion letters have been timely received from the Internal Revenue Service ("Service") with respect to each such Peoples Plan stating that each, in its current form (or at the time of its disposition if it has been terminated, merged, frozen or discontinued), is qualified under and satisfies all applicable provisions of the Code and Treasury Regulations;

  (iii)
  all Peoples Plans intended to constitute tax qualified plans under Section 401(a) of the Code have received favorable opinion letters from the Service with respect to "GUST" (as defined in Section 2 of Rev. Proc. 2002-6), and the document has been amended by the adoption of a

    "good faith EGTRRA amendment" as that phrase is defined in IRS Notice 2001-42, and Peoples is not aware of any circumstances likely to result in revocation of any such favorable opinion letter;

  (iv)
  except as set forth on the Disclosure Schedule, no Peoples Plan (or its related trust) holds any stock or other securities of Peoples or any related or affiliated person or entity;

  (v)
  neither Peoples nor the Bank has any liability to the Department or the Service with respect to any Peoples Plan;

  (vi)
  Peoples has not engaged in any transaction that may subject Peoples or the Bank, or any Peoples Plan, to a civil penalty imposed by Section 502 of ERISA;

  (vii)
  no prohibited transaction (as defined in Section 406 of ERISA or as defined in Section 4975(c) of the Code) has occurred with respect to any Peoples Plan;

  (viii)
  each Peoples Plan subject to ERISA or intended to be qualified under Section 401(a) of the Code has been and, if applicable, is being operated in all material respects in accordance with the applicable provisions of ERISA and the Code and the Department and Treasury Regulations promulgated thereunder;

  (ix)
  no participant or beneficiary or non-participating employee has been denied any benefit due or to become due under any Peoples Plan or has been misled as to his or her rights under any Peoples Plan;

  (x)
  all obligations required to be performed by Peoples or the Bank under any provision of any Peoples Plan have been performed by them in all material respects and they are not in default under or in violation of any provision of any Peoples Plan;

  (xi)
  no event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA under any Peoples Plan;

  (xii)
  there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of Peoples and the Bank, threatened, against Peoples, Bank, any Peoples Plan or the assets of any Peoples Plan;

  (xiii)
  with respect to any Peoples Plan sponsored, participated in or contributed to by Peoples or the Bank, or with respect to which Peoples or the Bank is responsible for complying with the reporting and disclosure requirements of ERISA or the Code, there has been no violation of the reporting and disclosure requirements imposed either under ERISA or the Code for which a penalty has been or may be imposed;

  (xiv)
  with respect to any Peoples Plan there has been no breach of the fiduciary provisions of ERISA and there is no known outstanding fiduciary liability; and

  (xv)
  any Peoples Plan may be terminated at any time and this right has always been maintained by Peoples and the Bank.

        (b)   With regard to any Peoples Plan intended to be qualified under Section 401(a) of the Code, no director, officer, employee or agent of Peoples or the Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, the Service could revoke or deny that plan's qualification under Section 401(a) of the Code or the exemption under Section 501(a) of the Code for any trust related to such Plan.

        (c)   Peoples has provided to MainSource true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable (including all plans and programs which have been terminated):

  (i)
  pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and, if required under the reporting and disclosure requirements of ERISA, all amendments thereto and all summary plan descriptions thereof (including any modifications thereto);

  (ii)
  all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings;

  (iii)
  all executive and other incentive compensation plans, programs and agreements;

  (iv)
  all group insurance and health insurance contracts, policies or plans;

  (v)
  all other incentive, welfare or employee benefits plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Peoples or the Bank for its current or former directors, officers or employees; and

  (vi)
  all reports filed with the Service or Department of Labor within the preceding three years by Peoples or the Bank with respect to any Peoples Plan.

        (d)   Except as set forth on the Disclosure Schedule, no current or former director, officer or employee of Peoples or the Bank (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Peoples, except that such individuals may be entitled to continue their group health care coverage pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of that plan or of the Code with respect thereto, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long term or short term disability plan maintained by Peoples or the Bank.

        (e)   No Peoples Plan is, and neither Peoples nor the Bank has any liability with respect to any plan that is (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multi-employer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

        (f)    With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Peoples or the Bank, in which Peoples or the Bank participates as a participating employer or to which Peoples or the Bank contributes, no director, officer, employee or agent of Peoples or the Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Peoples or the Bank under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all material respects by Peoples and Bank.

        (g)   Except as otherwise provided in the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Peoples or the Bank and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

        (h)   Except as otherwise provided in the Disclosure Schedule, no Voluntary Employees' Beneficiary Association ("VEBA") as defined in Code Section 501(c)(9) is sponsored or maintained by Peoples or the Bank.

        (i)    Except as otherwise provided in the Disclosure Schedule, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated as a result of the transactions contemplated by the terms of this Agreement.

        4.15.    Obligations to Employees.    All accrued obligations and liabilities of and all payments by Peoples and the Bank, and all Peoples Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Peoples and the Bank in accordance with generally accepted accounting principles and applicable law applied on a consistent basis and actuarial methods with respect to the following: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements; (d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare (including, without limitation, vacation and sick pay), retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to by Peoples or Bank for its current or former directors, officers, employees and agents, including, without limitation, all liabilities and obligations to the Peoples Plans (as defined in Section 4.14(a) hereof). All obligations and liabilities of Peoples and the Bank, whether arising by operation of law, by contract or by past custom or practice, for all other forms of compensation which are or may be payable to their current or former directors, officers, employees or agents or to any Peoples Plan have been and are being paid to the extent required by applicable law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Peoples and the Bank in accordance with generally accepted accounting and actuarial principles applied on a consistent basis. All accruals and reserves referred to in this Section 4.15 are correctly and accurately reflected and accounted for in all material respects in the Peoples Financial Statements and the books, statements and records of Peoples and the Bank.

        4.16.    Taxes, Returns and Reports.    Except as set forth in the Disclosure Schedule, Peoples has since January 1, 1997 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon it and the Bank or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Peoples has established, and shall establish in the Subsequent Peoples Financial Statements, in accordance with generally accepted accounting principles, a reserve for taxes in the Peoples Financial Statements adequate to cover all of Peoples' and the Bank's tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Peoples nor the Bank has, nor will either of them have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Peoples Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of Peoples. Neither Peoples nor the Bank is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Peoples have been audited by any taxing authority during the past five (5) years.

        4.17.    Deposit Insurance.    The deposits of the Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and Peoples and the Bank have paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

        4.18.    Insurance.    Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Peoples or the Bank on the date hereof or with respect to which Peoples or the Bank pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to MainSource prior to the date hereof.

        4.19.    Books and Records.    The books and records of Peoples and the Bank are complete and correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Peoples and the Bank set forth in the Peoples Financial Statements.

        4.20.    Broker's, Finder's or Other Fees.    Except for reasonable fees and expenses of Peoples' attorneys, accountants and investment bankers, all of which shall be paid by Peoples prior to the Effective Time, no agent, broker or other person acting on behalf of Peoples or the Bank or under any authority of Peoples or the Bank is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

        4.21.    Disclosure Schedule and Documents.    All written data, documents, materials and information referred to in this Agreement and delivered by Peoples or the Bank pursuant to or in connection with the Disclosure Schedule are true, accurate and complete in all material respects as of the date hereof and with respect to such items delivered subsequent to the date hereof or with any update to the Disclosure Schedule, will be true, accurate and complete in all material respects on the date of delivery thereof.

        4.22.    Interim Events.    Except as otherwise permitted hereunder, since September 30, 2003, neither Peoples nor the Bank has:

          (a)   Suffered any changes having an adverse impact on the financial condition, results of operations, business, assets or capital of Peoples or the Bank in excess of $5,000 individually or in the aggregate;

          (b)   Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $5,000 individually or in the aggregate;

          (c)   Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 6.03(a)(iii) hereof;

          (d)   Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

          (e)   Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Peoples or the Bank except pursuant to the express terms thereof;

          (f)    Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

          (g)   Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

          (h)   Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

          (i)    Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

          (j)    Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Peoples or the Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

          (k)   Except as set forth in the Disclosure Schedule, canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

          (l)    Entered into any transaction, contract or commitment other than in the ordinary course of business;

          (m)  Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

          (n)   Conducted its business in any manner other than substantially as it was being conducted through September 30, 2003.

        4.23.    Regulatory Filings.    All filings with all federal and state regulatory agencies were and will be true, accurate and complete as of the dates of the filings and have been complied or will comply in all respects as to form with the applicable requirements and prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

        4.24.    Contracts.    Neither Peoples nor the Bank is in default under or in breach of or, to the best knowledge of Peoples or the Bank, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation.

        4.25.    No Third Party Options.    Except as set forth in the Disclosure Schedule, there are no agreements, options, commitments or rights with, of or to any third party to acquire any shares of capital stock or assets of Peoples or the Bank.

        4.26.    Indemnification Agreements.    (a) Neither Peoples nor the Bank is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of Peoples and the Articles of Incorporation and By-Laws of the Bank.

        (b)   No claims have been made against or filed with Peoples or the Bank nor have, to the best knowledge of Peoples and Bank, any claims been threatened against Peoples or the Bank, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Peoples or the Bank.

        4.27.    Shareholder Approval.    The affirmative vote of the holders of a majority of the Peoples Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders) is required for shareholder approval of this Agreement and the Merger.

        4.28.    Trust Administration.    The Bank has properly administered all accounts for which it acts as a fiduciary or agent, custodian, personal representative, guardian, conservator or investment adviser in accordance with the terms of the governing documents and applicable state and federal law. Neither Peoples, the Bank nor any director, officer or employee of Peoples or the Bank acting on behalf of the Bank has committed any breach of trust with regard to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such fiduciary or agency account.

        4.29.    Absence of Changes.    Since September 30, 2003, there has not been any change in the financial condition, the results of operations or the business of Peoples or the Bank.

        4.30.    Opinion of Financial Advisor.    The Board of Directors of Peoples, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by a reputable financial advisor that the terms of the Merger are fair to the shareholders of Peoples from a financial point of view.

        4.31.    Representations and Warranties at the Effective Time.    All representations and warranties of Peoples and the Bank contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

        4.32.    Nonsurvival of Representations and Warranties.    The representations and warranties of Peoples and Bank contained in this Agreement shall expire at the Effective Time, and thereafter Peoples and Bank, and all directors, officers and employees of Peoples and Bank shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties or except as otherwise provided by law, whether statutory, common law or otherwise.

        4.33.    Qualification as a Reorganization.    With respect to the integrated plan of reorganization by and among the parties, MainSource has agreed to cause the Upstream Merger of Peoples with and into MainSource to be effectuated immediately following the Merger. As such, neither Peoples nor the Bank or affiliate has taken, agreed to take or failed to take any action, or knows of any fact or circumstance, that could prevent the transactions from qualifying as a "reorganization" under Section 368(a)(1)(A) of the Code.

SECTION 5

REPRESENTATIONS AND WARRANTIES OF MAINSOURCE

        For the purpose of this Agreement, and in relation to MainSource and its subsidiaries, a Material Adverse Effect on MainSource means any effect that (i) is material and adverse to the financial position, results of operations or business of MainSource and its subsidiaries taken as a whole, or (ii) would materially impair the ability of MainSource to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on MainSource shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, and (d) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

        Accordingly, MainSource represents and warrants to Peoples as follows:

        5.01.    Organization and Authority.    Each of MainSource and its subsidiaries is an entity duly organized and validly existing under the laws of its applicable state or country. MainSource and its subsidiaries have full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Each of MainSource and its subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it make such qualification necessary.

        5.02.    Authorization.    MainSource and Merger Corp have the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.01(d), (e) and (f) hereof. This Agreement and its execution and delivery by MainSource and Merger Corp have been duly authorized by the Board of Directors of MainSource and Merger Corp, respectively. Assuming due execution and delivery of Peoples, this Agreement constitutes a valid and binding obligation of MainSource and Merger Corp, subject to the conditions precedent set forth in Section 8.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

        (b)   Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of MainSource or any of its subsidiaries; (ii) conflicts with or violates in any material respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; or (iii) conflicts with, results in a breach of or constitutes a material default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which MainSource is subject or bound and which is material to MainSource on a consolidated basis.

        (c)   Other than in connection or in compliance with applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by MainSource of the Merger contemplated by this Agreement.

        5.03.    Capitalization.    (a) The authorized capital stock of MainSource as of the date hereof consists, and at the Effective Time will consist, of 25,000,000 shares of common stock, no par value, 6,729,256 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "MainSource Common Stock"). Such issued and outstanding shares of MainSource Common Stock have been duly and validly authorized by all necessary corporate action of MainSource, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former MainSource shareholder. MainSource has no capital stock authorized, issued or outstanding other than as described in this Section 5.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of MainSource Common Stock, except for approximately 337,000 shares of MainSource Common Stock to be issued in connection with a stock dividend on January 9, 2004. On a consolidated basis as of September 30, 2003, MainSource had total capital of approximately $101,910,000, which consisted of common stock of $3,414,000, capital surplus of $40,819,000 and undivided profits of $57,677,000, including unrealized gains or losses on available-for-sale securities. Each share of MainSource Common Stock is entitled to one vote per share.

        (b)   Except as set forth on the Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of MainSource Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of MainSource, by which MainSource is or may become bound. MainSource does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of MainSource Common Stock.

        5.04.    Litigation and Pending Proceedings.    There are no claims, actions, suits, proceedings, investigations, mediations or arbitrations pending or, to the best knowledge of MainSource by the officers of MainSource, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does MainSource have any knowledge of a basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting MainSource which would reasonably be expected to prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

        5.05.    Accuracy of Statements Made and Materials Provided to Peoples.    No representation, warranty or other statement made, or any information provided, by MainSource in this Agreement, and no written report, statement, list, certificate, materials or other information furnished or to be furnished by MainSource to Peoples through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby, contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed to Peoples' shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

        5.06.    MainSource Securities and Exchange Commission Filings.    MainSource has filed all reports and other documents required to be filed by it under the Securities Exchange Act of 1934 and the Securities Act of 1933, including MainSource's Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. All such Securities and Exchange Commission filings were true, accurate and complete in all material respects as of the dates of the filings, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

        5.07.    Representations and Warranties at the Effective Time.    All representations and warranties of MainSource contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

        5.08.    Nonsurvival of Representations and Warranties.    The representations and warranties of MainSource contained in this Agreement shall expire at the Effective Time and, thereafter, neither MainSource nor its directors, officers and employees shall have any further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties or except as otherwise provided by law, whether statutory, common law or otherwise.

        5.09.    Shareholder Approval.    Approval by MainSource's shareholders of the Merger or any other actions contemplated by this Agreement is not required.

        5.10.    Compliance with Law.    (a) Neither MainSource nor any of its subsidiaries has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body.

        (b)   All agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of MainSource or its subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, MainSource or its subsidiaries, including, without limitation, all correspondence, communications and commitments related thereto, are set forth in the Disclosure Schedule. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body, cited in any examination report of MainSource or its subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant's or auditor's report to MainSource or its subsidiaries.

        (c)   All of the existing offices and branches of MainSource or its subsidiaries have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements. MainSource has no approved but unopened offices or branches.

        5.11.    Absence of Changes.    Since September 30, 2003, there has not been any change in the financial condition, the results of operations or the business of MainSource or its subsidiaries.

        5.12.    Broker's, Finder's or Other Fees.    Except for reasonable fees and expenses of MainSource's attorneys, accountants and investment bankers, all of which shall be paid by MainSource prior to the Effective Time, no agent, broker or other person acting on behalf of MainSource or its subsidiaries or under any authority of MainSource or its subsidiaries is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

        5.13.    Qualification as a Reorganization.    With respect to the integrated plan of reorganization by and among the parties, MainSource has agreed to cause the Upstream Merger of Peoples with and into MainSource to be effectuated immediately following the Merger. As such, neither MainSource nor any subsidiary or affiliate has taken, agreed to take or failed to take any action, or knows of any fact or circumstance, that could prevent the transactions from qualifying as a "reorganization" under Section 368(a)(1)(A) of the Code.

        5.14.    Employee Benefit Plan Liability.    MainSource does not have any material employee benefit plan liability or other material off-balance sheet liability.

        5.15.    Taxes, Returns and Reports.    Except as set forth in the Disclosure Schedule, MainSource has since January 1, 1997 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon it and any of its subsidiaries or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force).

        5.16.    Merger Corp.    Merger Corp is a newly formed wholly owned subsidiary corporation of MainSource and was formed solely for the purpose of acquiring the assets and liabilities of Peoples pursuant to the Merger and the Upstream Merger.

SECTION 6

COVENANTS OF PEOPLES

        Peoples covenants and agrees with MainSource as follows:

        6.01.    Shareholder Approval.    Peoples will submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Peoples at the earliest possible reasonable date. Subject to Section 6.06 hereof, the Board of Directors of Peoples shall recommend to Peoples' shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from Peoples' shareholders.

        6.02.    Other Approvals.    (a) Peoples shall proceed expeditiously, cooperate fully and use its best efforts to assist MainSource in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

        (b)   Peoples will use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the Disclosure Schedule and designated therein as material.

        (c)   Any materials or information provided by Peoples or the Bank to MainSource for use by MainSource in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

        6.03.    Conduct of Business.    (a) Except as set forth in the Disclosure Schedule, on and after the date of this Agreement and until the Effective Time or until this Agreement will be terminated as herein provided, Peoples will not, without the prior written consent of MainSource:

  (i)
  make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification);

  (ii)
  authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 4.03 hereof;

  (iii)
  distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders; provided, however, that Peoples may make a pre-closing distribution to its shareholders in an amount equal to the excess equity above $8,462,000. Excess equity of Peoples shall be calculated after Peoples and the Bank provide for the following three items:

  (x)
  Maintaining the allowance for loan losses at $1,531,000 or 1.84% of total gross loans outstanding, whichever is greater. For purposes of these calculations, any additional charges-offs or additional provisions for the allowances for loan losses related to a change in the status or condition of Peoples' commercial credits with balances greater than $100,000 shall be excluded;

  (y)
  Any payment made by Peoples in connection with the termination of those certain Revenue Neutral Agreements, as contemplated by Section 8.01(l) hereof, that certain 1987 life insurance policy covering the life of Thomas J. Long, as contemplated in Section 6.03(a)(xi) hereof and the termination or transfer of that certain life insurance policy covering the life of Carol Barnhart Loehr, as contemplated by Section 6.03(a)(xi); and;

    (z)
    The payment of all fees and expenses of Peoples' attorneys, accountants and investment bankers as contemplated in Section 4.20 of this Agreement.

  (iv)
  redeem any of its outstanding shares of common stock;

  (v)
  merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business;

  (vi)
  purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio;

  (vii)
  make any loan or commitment to lend money, issue any letter of credit or accept any deposit, except in the ordinary course of business in accordance with its existing banking practices;

  (viii)
  except for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $10,000 individually or $25,000 in the aggregate;

  (ix)
  make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Peoples or the Bank to dispose freely of such investment at any time; subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings and except for pledges or liens required to be granted in connection with acceptance by Peoples of government deposits;

  (x)
  promote to a new position or increase the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices), or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Peoples or the Bank, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Peoples or the Bank. It is understood and agreed that the directors shall receive, during 2004, in addition to normal 2004 Board of Directors' fees, a retainer fee, paid in accordance with normal past practices, but prorated through the anticipated Closing Date of this transaction as set forth in Section 11 hereof. Should the Closing, by agreement of the parties, occur at a later date, the appropriate additional prorated retainer amount for the time period of Board service from the anticipated Closing Date through the date of Closing shall be paid to the directors on or before the date of Closing;

  (xi)
  execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Peoples or the Bank; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing.

      Notwithstanding the foregoing, it is understood and agreed that Tom Long has collaterally assigned certain death benefits to the Bank associated with that certain 1987 life insurance policy which Mr. Long owns and that such assignment shall have been terminated on an arms' length basis on or before the date of Closing.

      It is also understood and agreed that each of Peoples and the Bank owns certain life insurance policies insuring the lives of Gary Hilderbrand, Carol Barnhart Loehr, Larry Carr and Tom Long and that the premiums on such policies have been fully paid. Furthermore, the parties agree that MainSource shall, or shall cause the Bank, post-Closing, to retain such policies for the life of the insured and to maintain in effect for the applicable period those certain Split Dollar Life Insurance Agreements dated April 29, 1999, (as they may be amended prior to the Closing Date, consistent with the terms of this Agreement), with accompanying endorsements (considered together, the "Split Dollar Agreement") with each of the named individuals.

      Pursuant to the endorsements appended to such agreements, MainSource, or the Bank, as applicable, shall be entitled to the greater of the (i) cash surrender value of the policy or (ii) the aggregate premiums paid on the Policy by the Company less any outstanding indebtedness to the insurer, while the individuals' respective named beneficiaries will receive the net death benefit associated with such respective policy as set forth in Sections 1 and 2 of the applicable Split Dollar Agreement. It is understood that neither MainSource nor the Bank shall owe any additional premiums with respect to the insurance policies underlying the Split Dollar Agreements. It is also understood that the insureds shall continue to receive, as long as the Split Dollar Agreements are in effect, a Form W-2 that includes the resulting imputed income to the individual.

      It is also understood and agreed that Peoples owns a life insurance policy insuring the life of Carol Barnhart Loehr, for which Peoples has been paying annual premiums and that such policy shall be either terminated on an arms' length basis or transferred to Carol Barnhart Loehr on or before the date of Closing.

      Notwithstanding the foregoing, Peoples shall terminate those certain Revenue Neutral Agreements, dated April 1, 1999, as described in Section 8.01(l) hereof.

      Notwithstanding the foregoing, Peoples may make any amendments to the Peoples Plans required by law, rule, regulation, the Service or the Department of Labor; and

  (xii)
  promote to a new position or increase the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices), or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Peoples or the Bank.

  (xiii)
  amend, modify or restate Peoples' or the Bank's respective organizational documents from those in effect on the date of this Agreement and as delivered to MainSource hereunder;

  (xiv)
  give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets, of Peoples or the Bank, or enter into any agreement or commitment relative to the foregoing;

  (xv)
  fail to maintain Peoples' or the Bank's reserve for loan losses at the greater of either $1,531,000 or 1.84% of total gross loans outstanding; provided, however, that such amounts will be increased to the extent necessary to adequately reserve for those credits with a principal balance greater than $100,000 set forth on Schedule 6.03(a)(xvii) of the Disclosure Schedule;

  (xvi)
  fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

  (xvii)
  issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of Peoples or the Bank;

  (xviii)
  except for obligations disclosed within this Agreement or the Disclosure Statement, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Peoples Financial Statements or the Subsequent Peoples Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $10,000;

  (xix)
  open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches;

  (xx)
  pay or commit to pay any management or consulting or other similar type of fees; or

  (xxi)
  enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 6.03(a)(vii) hereof and legal, accounting and fees related to the Merger) requiring payments by Peoples which exceed $10,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

        (b)   Peoples shall maintain, or cause to be maintained, in full force and effect, insurance on its and the Bank's assets, properties and operations, fidelity coverage and directors' and officers' liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by Peoples and/or the Bank as of the date of this Agreement.

        (c)    Preservation of Business.    On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Peoples shall: (a) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use commercially reasonable best efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business; (e) maintain a rating of at least two (2) from its latest safety and soundness and compliance examination; (f) maintain a CRA rating of satisfactory; and (g) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets, or capital of Peoples.

        (d)    Restrictions Regarding Affiliates.    Peoples shall, within thirty (30) days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide MainSource with a list identifying each person who may be deemed to be an affiliate of Peoples for purposes of Rule 145 under the Securities Act of 1933 (the "1933 Act"). On or prior to the date of this Agreement, and thereafter as may be required for a person who may be deemed an affiliate of Peoples following the date of this Agreement, Peoples shall obtain from each director, executive officer and other person who may be deemed to be such an affiliate of Peoples to deliver to MainSource on or prior to the Effective Time a written agreement, substantially in the form as attached hereto as Exhibit B.

        (e)    Other Negotiations.    (i) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of MainSource, neither Peoples nor the Bank shall permit nor authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to Peoples or the Bank or to which Peoples or the Bank may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions").

  (ii)
  Peoples shall promptly communicate to MainSource the terms of any proposal or offer which Peoples or the Bank may receive with respect to an Acquisition Transaction. Peoples or the Bank may, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any such agreement, arrangement or understandings, in each case, only if Peoples' Board of Directors determines in good faith by majority vote, after consultation with its financial advisors and outside legal counsel, that failing to take such action would be a breach of the fiduciary duties of Peoples' Board of Directors in connection with seeking an Acquisition Transaction.

  (iii)
  In the event Peoples' Board of Directors, after consultation with its financial advisors and outside legal counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement and the Merger to Peoples' shareholders for their approval, then in submitting this Agreement to the shareholders at the meeting of shareholders, Peoples may submit this Agreement without recommendation of approval, in which case the Board of Directors may communicate the basis for its lack of a recommendation of approval to the shareholders in the proxy statement or an appropriate amendment or supplement thereto to the extent required by law.

  (iv)
  This Section 6.06 shall not authorize Peoples or the Bank, or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations with respect to an Acquisition Transaction with a third party.

        (f)    Press Releases.    Peoples will not issue any press or news releases or make any other public announcements or disclosures relating to the Merger without the prior consent of MainSource or MainSource following delivery of a final copy of such press or news release, which consent shall not be unreasonably withheld.

        (g)    Disclosure Schedule Update.    Peoples shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Peoples contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Disclosure Schedule unless MainSource shall have first consented in writing with respect thereto.

        (h)    Information, Access Thereto, Confidentiality.    MainSource and its representatives and agents shall, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of Peoples. MainSource and its representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of Peoples and the Bank and of its financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of Peoples. Upon request, Peoples will furnish MainSource or its representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by MainSource which has been or is developed by Peoples, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Peoples of any claim of attorney-client privilege), and will permit MainSource or its representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Peoples, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to MainSource or its representatives or agents. No investigation by MainSource shall affect the representations and warranties made by Peoples herein. Any confidential information or trade secrets received by MainSource or its representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by MainSource or, at Peoples' request, returned to Peoples in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 will not require the disclosure of any information to MainSource which would be prohibited by law. The ability of MainSource to consult with any tax advisor (including a tax advisor independent from all other entities involved in the transactions contemplated hereby) shall not be limited by this Agreement in any way, provided that any such tax advisor is otherwise subject to and is bound by this Section 6.09. Notwithstanding anything herein to the contrary (other than the preceding sentence), except as reasonably necessary to comply with applicable securities laws, MainSource (and each employee, representative or agent of MainSource) may disclose to any and all persons, without limitation of any kind, the tax treatment (as defined in Treas. Reg. § 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are or have been provided to MainSource relating to such tax structure, provided that, in the case of any materials that contain information other than the tax treatment or tax structure of the transactions contemplated hereby (including, but not limited to, any information relating to the pricing or any cost of the transactions contemplated hereby or the identity of any party to the transactions contemplated hereby), this sentence shall apply to such materials only to the extent that such materials contain the tax treatment or tax structure of the transactions contemplated hereby and MainSource shall take all action necessary to prevent the disclosure of such other information as otherwise provided herein. The immediately preceding sentence shall not be effective until the earliest of (a) the date of the public announcement of discussions relating to any of the transactions contemplated hereby, (b) the date of the public announcement of any of the transactions contemplated hereby or (c) the date of the execution of an agreement, with or without conditions, to enter into any of the transactions contemplated hereby.

        (i)    Subsequent Peoples Financial Statements.    As soon as reasonably available after the date of this Agreement, Peoples will deliver to MainSource any additional audited financial statements which have been prepared on its behalf or at its direction, the monthly unaudited consolidated balance sheets and profit and loss statements of Peoples prepared for its internal use, the Bank's Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Peoples Financial Statements"). The Subsequent Peoples Financial

Statements will be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented. The Subsequent Peoples Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

        (j)    Break-up Fee.    (a) Peoples hereby acknowledges and agrees that MainSource has committed and will commit substantial time, effort, resources and expenses, and will forgo other acquisition opportunities, in pursuing the Merger. Peoples further agrees that it shall pay to MainSource a break-up fee in the amount of Five Hundred Thousand Dollars ($500,000), plus out-of-pocket expenses up to an amount of Two Hundred Thousand Dollars ($200,000) (collectively, the "Break-up Fee"), in the event that:

    (i)
    MainSource terminates this Agreement pursuant to Sections 9.01(b)(i), 9.01(b)(ii), 9.01(b)(iv), or 9.01(b)(v) hereof; or

    (ii)
    The Board of Directors of Peoples fails to recommend to shareholders of Peoples that such shareholders should approve this Agreement and the Merger; or

    (iii)
    The Board of Directors of Peoples withdraws, modifies or conditions its recommendation to shareholders of Peoples to approve this Agreement and the Merger or is silent with respect to the approval of this Agreement and the Merger; or

    (iv)
    Peoples approves, enters into or executes a definitive agreement, letter of intent (whether binding or non-binding), term sheet or understanding relating to an Acquisition Transaction with a party other than MainSource or an affiliate of MainSource; or

    (v)
    Peoples terminates this Agreement pursuant to Section 9.01(c)(iv) hereof.

  (b)
  The Break-up Fee shall be paid to MainSource within thirty (30) days of the occurrence of any of the events specified in Section 6.11(a) hereof. If the Break-up Fee is not immediately paid as provided, then MainSource shall be entitled to recover interest at the highest prime rate set forth in The Wall Street Journal (Midwest Edition) under the section entitled "Money Rates" on the unpaid amount of the Break-up Fee from the time the Break-up Fee is due until paid-in-full, together with all costs of collection thereof, including reasonable attorneys' fees and expenses.

  (c)
  MainSource and Peoples hereby acknowledge and agree that the Break-up Fee shall compensate MainSource for (i) the value of the lost business opportunity which would have inured to MainSource if the Merger had been consummated, (ii) expenses incurred for attorneys, accountants, financial advisors and consultants of MainSource in developing the Merger and drafting this Agreement, (iii) MainSource's management time and expense in investigating, analyzing, developing and pursuing the Merger, (iv) expenses relating to MainSource's due diligence efforts and (v) the value of the acquisition opportunities lost by MainSource in pursuing the Merger instead of other acquisitions. Peoples further acknowledges and agrees that the amount of the Break-up Fee is fair, reasonable and not a penalty and that its obligation to pay the Break-up Fee shall survive any termination of this Agreement by MainSource. MainSource further acknowledges that the Break-up Fee constitutes MainSource's sole and complete remedy for a termination of this Agreement under the circumstances enumerated in this Section 6.11.

        (k)    Peoples Employee Benefit Plans.    After the Effective Time, in the discretion of MainSource, the employee benefit plans sponsored by Peoples will be disposed of in a legal manner and at a time ("Disposition Date") to be determined by MainSource.

          (i)    Profit Sharing/401(k) Plan.    On and after the date of this Agreement, and until the applicable Disposition Date or until this Agreement shall be terminated as herein provided:

             (v)  Peoples shall continue to sponsor, maintain and administer the Peoples Trust Company Retirement Savings Plan (the "401(k) Plan") in accordance with its terms and conditions, as set forth in its plan and trust document as of the date of this Agreement, and in accordance with applicable law;

            (w)  Peoples or the Bank shall continue to fund all employee and employer contributions to the 401(k) Plan which are required during this time period, and may continue to fund any discretionary employer contributions in amounts not in excess of the discretionary employer contributions previously made by Peoples or the Bank to the 401(k) Plan;

             (x)  neither Peoples nor the Bank shall amend, or cause an amendment of, the 401(k) Plan without the prior written consent of MainSource, except for any amendment which is necessary to maintain the qualification of the 401(k) Plan and its related employee benefit trust for favorable income tax treatment under Sections 401(a) and 501(a) of the Code, respectively, or as otherwise required by law, regulations, the Service or the Department of Labor;

             (y)  Peoples and the Bank shall not terminate the appointment of any fiduciary as defined in ERISA with respect to the 401(k) Plan without the prior written consent of MainSource, except for any termination attributable to a breach by such fiduciary of any fiduciary duty imposed on the fiduciary under ERISA; and

             (z)  neither Peoples nor the Bank shall terminate, or cause the termination of, any agreement with any service provider providing services to the 401(k) Plan as of the date of this Agreement without the prior written consent of MainSource, except for any termination attributable to a breach by such service provider of its service agreement.

          (ii)    Welfare Plans.    On and after the date of this Agreement, and until the applicable Disposition Date or until this Agreement shall be terminated as herein provided:

             (u)  Peoples or the Bank shall continue to sponsor, maintain and administer the Indiana Financial Institution Group Health Insurance Plan, the Sun Life of Canada Life Plan, the Indiana Financial Institution Group Life and Accidental Death and Dismemberment Insurance Plan, the CNA Accidental Death Insurance Plan, the Sun Life of Canada Long Term Disability Insurance Plan, and the Indiana Financial Institution Group Short Term Disability Insurance Plan (collectively, the "Welfare Plans") in accordance with their respective terms and conditions, as set forth in the applicable plan document and/or policy of insurance, as of the date of this Agreement, and in accordance with applicable law;

             (v)  Peoples and the Bank shall continue to pay all insurance premiums and other costs necessary to continue the Welfare Plans and their related insurance policy or policies without interruption or lapse which accrue during this time period;

            (w)  neither Peoples nor the Bank shall amend, or cause an amendment of, the Welfare Plans without the prior written consent of MainSource, except for any amendment which is otherwise required by law, regulations, the Service or the Department of Labor;

             (x)  neither Peoples nor the Bank shall reduce, or cause a reduction of, the portion of the total cost of the Welfare Plans which covered employees and beneficiaries are required by

    Peoples and the Bank to pay as of the date of this Agreement, without the prior written consent of MainSource;

             (y)  Peoples and the Bank shall not terminate the appointment of any fiduciary as defined in ERISA with respect to the Welfare Plans without the prior written consent of MainSource, except for any termination attributable to a breach by such fiduciary of any fiduciary duty imposed on the fiduciary under ERISA; and

             (z)  neither Peoples nor the Bank shall terminate, or cause the termination of, any agreement with any insurer or service provider providing insurance or other services to the Welfare Plans as of the date of this Agreement without the prior written consent of MainSource, except for any termination attributable to a breach by such service provider of its service agreement.

          (iii)    Section 125 Cafeteria Plan.    On and after the date of this Agreement, and until the applicable Disposition Date or until this Agreement shall be terminated as herein provided:

             (v)  Peoples or the Bank shall continue to sponsor, maintain and administer, and shall continue to pay eligible claims presented for payment under, the Indiana Financial Institution Group Cafeteria Plan (the "Cafeteria Plan") in accordance with its terms and conditions, as set forth in its plan document and/or related policies of insurance, as of the date of this Agreement, and in accordance with applicable law;

            (w)  Peoples and the Bank shall continue to fund all salary reduction contributions to the Cafeteria Plan which accrue during this time period;

             (x)  neither Peoples nor the Bank shall amend, or cause an amendment of, the Cafeteria Plan without the prior written consent of MainSource, except for any amendment which is necessary to maintain the qualification of the Cafeteria Plan under Section 125 of the Code or as otherwise required by law, regulations, the Service or the Department of Labor;

             (y)  Peoples and the Bank shall not terminate the appointment of any fiduciary as defined in ERISA with respect to those portions of the Cafeteria Plan which constitute an employee welfare benefit plan as defined in ERISA without the prior written consent on MainSource, except for any termination attributable to a breach by such fiduciary of any fiduciary duty imposed on the fiduciary under ERISA; and

             (z)  neither Peoples nor the Bank shall terminate, or cause the termination of, any agreement with any service provider or insurer providing insurance or other services to the Cafeteria Plan as of the date of this Agreement without the prior written consent of MainSource, except for any termination attributable to a breach by such service provider of its service agreement.

          (iv)  On and after the date of this Agreement, and until the applicable Disposition Date or until this Agreement shall be terminated as herein provided, Peoples and the Bank shall continue to sponsor, maintain and administer all supplemental retirement programs, nonqualified deferred compensation programs and any other similar benefit programs or plans.

        (l)    Employee Benefits.    Neither the terms of this Agreement nor the provision of any employee benefits by MainSource to employees of Peoples or the Bank will: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Peoples or the Bank; or (b) prohibit or restrict MainSource, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time; provided such change, amendment or termination does not affect the qualified status of such employee's benefits or violate applicable law or regulation.

        (m)    Environmental Reports.    If requested by MainSource, Peoples and the Bank will cooperate with an environmental consulting firm designated by MainSource in connection with the conduct, at Peoples' expense, by such firm of a phase one environmental investigation on all real property owned or leased by Peoples as of the date of this Agreement, and any real property acquired or leased by Peoples after the date of this Agreement. In the event MainSource requests a phase two environmental investigation on any real property owned or leased by Peoples as of the date of this Agreement or acquired or leased by Peoples after the date of this Agreement, Peoples will cooperate with the environmental firm designated by MainSource, at MainSource's expense, in connection with the conduct by such firm of a phase two environmental investigation.

        (n)    Reports.    Promptly upon its becoming available, Peoples shall furnish to MainSource one (1) copy of each financial statement, report, notice, or proxy statement sent by Peoples to its any Governmental Authority or to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by Peoples with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which Peoples is a party. For purposes of this provision, "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over Peoples, the Bank or any of Peoples' or the Bank's respective businesses, operations or properties.

        (o)    Adverse Actions.    Peoples shall not (i) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (w) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 4, in any respect at any time at or prior to the Effective Time, (x) any of the conditions to the Merger set forth in Section 8 not being satisfied, (y) a material violation of any provision of this Agreement or (z) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

SECTION 7

COVENANTS OF MAINSOURCE

        MainSource covenants and agrees with Peoples as follows:

        7.01.    Approvals.    (a) MainSource shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications required for consummation of the Merger, and shall file such applications as promptly as practicable and in the most expeditious manner practicable, and in any event, within thirty (30) days after the execution of this Agreement. MainSource shall provide to Peoples' counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. MainSource shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to MainSource, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

        7.02.    SEC Registration.    (a) MainSource shall file with the SEC as promptly as practicable and in the most expeditious manner practicable, and in any event, within forty-five (45) days after the execution of this Agreement, a Registration Statement on an appropriate form under the 1933 Act covering the shares of MainSource Common Stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to MainSource and Peoples, prepared for use in connection with the meeting of shareholders of Peoples referred to in Section 6.01 hereof, all in accordance with the rules and regulations of the SEC. MainSource shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of MainSource common stock.

        7.03.    Press Releases.    Except as required by law, MainSource shall not issue any press releases or make any other public announcements or disclosures relating primarily to Peoples with respect to the Merger without the prior consent of Peoples, which consent shall not be unreasonably withheld.

        7.04.    Employee Benefit Plans.

        (a)   Following the Effective Time, at a time to be determined by MainSource in its sole discretion, MainSource will make available to the officers and employees of Peoples and the Bank who continue as employees of Peoples and the Bank or any subsidiary of MainSource after the Effective Time, subject to Section 7.04(b) hereof, substantially the same employee benefits on substantially the same terms and conditions as MainSource offers to similarly situated officers and employees. Peoples' employees will receive full credit for prior service with Peoples for purposes of eligibility, vesting and period of service requirement.

        (b)   Neither the terms of this Section 7.04 nor the provision of any employee benefits by MainSource or any of its subsidiaries to employees of Peoples or the Bank shall:

  (i)
  create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Peoples or the Bank; or

  (ii)
  prohibit or restrict MainSource or the Bank, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time, provided such change, amendment or termination does not affect the qualified status of such employee benefits or violate applicable law or regulations.

        7.05.    Adverse Actions.    MainSource shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 5, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

        7.06.    Employment of Peoples' Employees.    After the Effective Time, in the event that MainSource eliminates a position, other than any position held by Gary Hilderbrand or Carol Barnhart Loehr, and no alternative employment with comparable level of responsibility and pay is offered to that individual, MainSource shall negotiate a severance payment to that individual based on the individual's length of service and level of responsibility with Peoples and MainSource.

        7.07.    Tax Returns.

        (a)    Tax Periods Ending on or Before Closing Date.    MainSource shall prepare or cause to be prepared and file or cause to be filed all tax returns for Peoples and its subsidiaries for all periods ending on or prior to the date of Closing which are filed after the date of Closing ("Pre-Closing Tax Returns"). MainSource shall permit Sallee & Company, Inc., as representative of the shareholders of

Peoples (the "Representative") to review and comment on each such Pre-Closing Tax Return and MainSource shall make or cause to be made such revisions to such Pre-Closing Tax Returns as are reasonably requested by the Representative.

        (b)    Cooperation on Tax Matters.    MainSource and Peoples shall cooperate fully, as and to the extent reasonably requested by the Representative, in connection with the filing of Pre-Closing Tax Returns and any audit, litigation or other proceeding with respect to taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. MainSource and Peoples agree (i) to retain all books and records with respect to tax matters pertinent to Peoples and its subsidiaries relating to any taxable period beginning before the date of Closing until expiration of the statute of limitations (and, to the extent notified by the Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Representative so requests, MainSource shall allow the Representative to take possession of such books and records. Representative shall be entitled to engage attorneys and/or accountants to assist the Representative in its review and comment on the Pre-Closing Tax Returns. The Representative shall pay all reasonable costs and expenses incurred by Representative in connection with such review and comment.

SECTION 8

CONDITIONS PRECEDENT TO THE MERGER

        8.01.    MainSource.    The obligation of MainSource to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by MainSource:

        (a)    Representations and Warranties at Effective Time.    Each of the representations and warranties of Peoples with respect to itself and the Bank contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time; provided that no representation or warranty of Peoples shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Peoples, has had or would result in a Material Adverse Effect on Peoples.

        (b)    Covenants.    Each of the covenants and agreements of Peoples shall, subject to the standard set out in the second and third paragraphs to Section 4, have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

        (c)    Deliveries at Closing.    MainSource shall, subject to the standard set out in the second and third paragraphs to Section 4, have received from Peoples at the Closing the items and documents, in form and content reasonably satisfactory to MainSource, set forth in Section 11.02(b) hereof.

        (d)    Registration Statement Effective.    MainSource shall have registered its shares of common stock to be issued to shareholders of Peoples in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by MainSource. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

        (e)    Regulatory Approvals.    All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of MainSource reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on MainSource or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that MainSource would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

        (f)    Shareholder Approval.    The shareholders of Peoples shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

        (g)    Officers' Certificate.    Peoples shall have delivered to MainSource a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) to the effect set out in Section 8.01(a) that the representations and warranties of Peoples contained in Section 4 are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of Peoples have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Peoples has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

        (h)    Tax Opinion.    The Board of Directors of MainSource shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content satisfactory to MainSource, to the effect that the integrated plan of reorganization constituted by the Merger to be effected pursuant to this Agreement and the Upstream Merger will constitute a tax-free reorganization under the Code hereof to each party hereto. In rendering such opinion, counsel may require and rely upon customary representation letters of MainSource and Peoples and rely upon customary assumptions.

        (i)    Fairness Opinion.    Peoples' investment banker shall have issued (as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to the shareholders of Peoples) its fairness opinion stating that the Merger Consideration relating to the Merger is fair to the shareholders of Peoples from a financial point of view.

        (j)    Employment Agreements.    Larry J. Carr and Thomas J. Long shall each have entered into an employment agreement with Peoples Trust Company and a severance agreement with MainSource, effective as of the Closing Date, in substantially the forms attached hereto as Exhibits C and D for the employment agreements and Exhibits E and F for the severance agreements.

        (k)    Voting Agreements.    On or before the special meeting of shareholders of Peoples, MainSource shall have received a voting agreement, in the form attached hereto as Exhibit G, executed by each of those shareholders of the Company identified on Schedule 8.02(k), each of whom is a director of Peoples.

        (l)    Revenue Neutral Agreements.    Effective as of the dates set forth below, each Revenue Neutral Agreement ("RNA") to which Peoples is a party shall have been frozen and terminated, pursuant to an amendment to each such RNA executed by the parties thereto, which amendments shall be reviewed and approved by MainSource and its counsel. The amendment to each RNA shall also provide that the amounts set forth below shall be paid to affected individuals as of the applicable dates, in lieu of any other benefit payments provided for in the RNAs and as full payment of such benefits:

  (i)
  Gary Hilderbrand—At his election, Gary Hilderbrand's RNA shall be frozen and terminated, either as of December 31, 2003 or as of the Closing Date. If his RNA is terminated as of December 31, 2003, Peoples shall pay to Mr. Hilderbrand the lump-sum amount of $121,311. If his RNA is terminated as of the Closing Date, Peoples shall pay to Mr. Hilderbrand, in a lump sum, the amount as shall have been accrued by Peoples through the Closing Date, based upon calculations of Clark Consulting.

  (ii)
  Carol Barnhart Loehr—At her election, Carol Barnhart Loehr's RNA shall be frozen and terminated either as of December 31, 2003 or as of the Closing Date. If her RNA is terminated as of December 31, 2003, Peoples shall pay to Ms. Barnhart the lump sum amount of $103,938. If her RNA is terminated as of the Closing Date, Peoples shall pay to Ms. Barnhart, in a lump sum, the amount as shall have been accrued by Peoples through the Closing Date, based upon calculations of Clark Consulting.

  (iii)
  Larry Carr and Tom Long—Larry Carr's and Tom Long's RNAs shall be frozen and terminated as of the Closing Date. Peoples shall pay to each of Messrs. Carr and Long, respectively, in a lump sum, the amounts as shall have been accrued by Peoples through the Closing Date, based upon calculations of Clark Consulting.

        8.02.    Peoples.    The obligation of Peoples to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Peoples:

        (a)    Representations and Warranties at Effective Time.    Each of the representations and warranties of MainSource contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time; provided that no representation or warranty of MainSource shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of MainSource, has had or would result in a Material Adverse Effect on MainSource.

        (b)    Covenants.    Each of the covenants and agreements of MainSource shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

        (c)    Deliveries at Closing.    Peoples shall, subject to the standard set out in the first paragraph to Section 5, have received from MainSource at the Closing the items and documents, in form and content reasonably satisfactory to Peoples, listed in Section 11.02(a) hereof.

        (d)    Registration Statement Effective.    MainSource shall have registered its shares of common stock to be issued to shareholders of Peoples in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by MainSource. The Registration Statement with respect thereto shall have been declared effective by the MainSource and no stop order shall have been issued or threatened.

        (e)    Regulatory Approvals.    All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of Peoples reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Peoples would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

        (f)    Shareholder Approval.    The shareholders of Peoples shall have approved and adopted this Agreement as required by applicable law and Peoples' Articles of Incorporation.

        (g)    Officers' Certificate.    MainSource shall have delivered to Peoples a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) to the effect set out in Section 8.01(a) that the representations and warranties of MainSource contained in Section 5 are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of MainSource have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) MainSource has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

        (h)    Fairness Opinion.    Peoples' investment banker shall have issued (as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to the shareholders of Peoples) its fairness opinion stating that the Merger Consideration relating to the Merger is fair to the shareholders of Peoples from a financial point of view; provided, however, that this condition precedent is effective only in the event that MainSource waives its condition precedent in Section 8.

SECTION 9

TERMINATION OF MERGER

        9.01.    Manner of Termination.    This Agreement and the Merger may be terminated at any time prior to the Effective Time by written notice delivered by MainSource to Peoples, or by Peoples to MainSource, as follows:

  (a)
  By MainSource or Peoples, if:

  (i)
  the Merger contemplated by this Agreement has not been consummated by June 30, 2004, if the Registration Statement filed by MainSource with the Securities and Exchange Commission (the "SEC") is not subject to the SEC's review, or July 31, 2004, if the Registration Statement filed by MainSource with the SEC is subject to the SEC's review; provided, however, that a party hereto in willful breach of or willful default hereunder shall have no right to terminate this Agreement pursuant to this Section 9.01(a)(i); or

  (ii)
  the Agreement and the Merger are not approved by the requisite vote of the shareholders of Peoples at the Special Meeting of Shareholders of Peoples; or

  (iii)
  the respective Boards of Directors of MainSource and Peoples mutually agree to terminate this Agreement.

        (b)   By MainSource if:

    (i)
    at any time prior to the Effective Time, MainSource's Board of Directors so determines, in the event of either

    (A)
    a breach by Peoples of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to Peoples of such breach; provided, that a breach under this clause (A) would be reasonably likely, individually or in the aggregate with other breaches to result in a Material Adverse Effect; provided, however, that any such cure may not result in a Material Adverse Effect and Sections 4.03 and 4.06(b) hereof are not subject to cure; or

    (B)
    a breach by Peoples of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to Peoples of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; provided, however, that any such cure may not result in a Material Adverse Effect; or

    (ii)
    it shall reasonably determine that the Merger contemplated by this Agreement has become impracticable by reason of commencement or threat of any claim, litigation or proceeding against MainSource, Peoples, the Bank, or any subsidiary of MainSource, or any director or officer of any of such entities relating to this Agreement or the Merger; or

    (iii)
    there has been a Material Adverse Effect in the business, assets, capitalization, financial condition or results of operations of Peoples and the Bank, taken as a whole, as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

    (iv)
    Peoples' Board of Directors submits, or intends to submit, this Agreement to the shareholders without recommending the approval of this Agreement; or

    (v)
    Peoples fulfills the requirements of Section 6.01 hereof but the shareholders of Peoples do not approve and adopt the Merger and this Agreement; or

    (vi)
    in the event that Peoples to maintain a composite rating of at least two (2) from its latest safety and soundness and compliance examination, or fails to maintain a CRA rating of satisfactory or better; or

    (vii)
    in the event that Peoples does not provide title insurance policies and survey drawings for each parcel of real property owned by Peoples within forty-five (45) days of the date of this Agreement as provided in Section 4.09(a)(i) hereof; provided, however, that Peoples may have thirty (30) days to provide any policies or surveys not previously provided to MainSource after receiving written notice to Peoples of any deficiency.

  (c)
  By Peoples, if:

  (i)
  at any time prior to the Effective Time, Peoples' Board of Directors so determines, in the event of either

  (A)
  a breach by MainSource of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to MainSource of such breach; or

  (B)
  a breach by MainSource of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to MainSource of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect on MainSource; provided, however, that any such cure may not result in a Material Adverse Effect on MainSource; or

  (ii)
  there has been a Material Adverse Effect in the financial condition, results of operations, business, assets or capitalization of MainSource on a consolidated basis as of the Effective Time, as compared to that in existence on September 30, 2003; or

  (iii)
  it shall reasonably determine that the Merger contemplated by this Agreement have become impracticable by reason of commencement or threat of any material claim, litigation or proceeding against MainSource (A) relating to this Agreement or the Merger or (B) which is likely to have a Material Adverse Effect on MainSource; or

  (iv)
  Peoples fulfills the requirements of Section 6.01 hereof but the shareholders of Peoples do not approve and adopt the Merger and this Agreement.

        9.02.    Effect of Termination.    Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of MainSource or Peoples and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with: (i) the confidentiality provisions of this Agreement set forth in Section 6.09 hereof; and (ii) the payment of expenses set forth in Section 12.11 hereof, provided, however, that termination will not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination; and (iii) the payment of the Break-up Fee as provided by Section 6.11 hereof. The obligation to pay the Break-up Fee in accordance with Section 6.11 hereof will survive any termination of this Agreement.

SECTION 10

EFFECTIVE TIME OF THE MERGER

        Upon the terms and subject to the conditions specified in this Agreement, the Merger will become effective at the close of business on the day and at the time specified in the Articles of Merger of Merger Corp and Peoples as filed with the Indiana Secretary of State (the "Effective Time"). Unless otherwise mutually agreed to by the parties hereto, the Effective Time will occur on the fifth business day immediately following the date on which the last of the conditions set forth in Section 8 (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing, but subject to the delivery at the Closing of such certificates, opinions and other instruments and documents) is fulfilled or waived following (a) the fulfillment of all conditions precedent to the Merger set forth in Section 8 of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger, and in no event will the Effective Time occur later than June 30, 2004, if the Registration Statement filed by MainSource with the SEC is not subject to the SEC's review, or July 31, 2004, if the Registration Statement filed by MainSource with the SEC is subject to the SEC's review.

SECTION 11

CLOSING

        11.01.    Closing Date and Place.    So long as all conditions precedent set forth in Section 8 hereof have been satisfied and fulfilled, the closing of the Merger (the "Closing") will take place on the Effective Time at a location to be reasonably determined by MainSource.

        11.02.    Deliveries.    (a) At the Closing, MainSource will deliver to Peoples the following:

    (i)
    the officers' certificate contemplated by Section 8.02(g) hereof;

    (ii)
    copies of all approvals by government regulatory agencies necessary to consummate the Merger;

    (iii)
    copies of the resolutions of the Board of Directors of MainSource certified by the Secretary of MainSource and Merger Corp, respectively, relative to the approval of this Agreement and the Merger;

    (iv)
    such other documents as Peoples or its legal counsel may reasonably requests; and

    (v)
    an opinion of its legal counsel in the form attached as Exhibit H and dated as of the Effective Time.

          (b)   At the Closing, Peoples will deliver to MainSource the following:

    (i)
    the officers' certificate contemplated by Section 8.01(g) hereof;

    (ii)
    a list of Peoples' shareholders as of the Effective Time certified by the President and Secretary of Peoples;

    (iii)
    copies of the resolutions adopted by the Board of Directors and shareholders of Peoples certified by the Secretary of Peoples relative to the approval of this Agreement and the Merger;

    (iv)
    such other documents as MainSource or its legal counsel may reasonably request;

    (v)
    an opinion of its legal counsel in the form attached hereto as Exhibit I and dated as of the Effective Time;

    (vi)
    the fairness opinion required by Sections 8.01(i) and 8.02(h) hereof;

    (vii)
    the affiliate agreements required by Section 6.05 hereof;

    (viii)
    documentation, subject to MainSource's approval, which shall not be unreasonably withheld, evidencing the termination of the following agreements: (t) that certain Right of First Refusal Agreement, dated as of July 15, 1999, by and among W.T. Hilderbrand, Gary C. Hilderbrand, Carol H. Barnhart, Peoples Financial Corp. and Stone City Bancshares, Inc. (or an amendment sufficient to remove the stock of Peoples from the coverage under such agreement); (u) that certain Shareholders' Agreement, dated as of December 22, 2000, by and among Peoples Financial Corp. and its shareholders; (v) that certain Employment Agreement, dated March 7, 2003, by and between Larry J. Carr and Peoples Trust Company; and (w) that certain Employment Agreement, dated March 7, 2003, by and between Thomas J. Long and Peoples Trust Company; and (x) that certain split dollar arrangement with the Bank involving a 1987 life insurance policy covering the life of Thomas J. Long; (y) those certain Revenue Neutral Agreements, dated April, 1999 as contemplated in Section 8.01(l) hereof; and (z) that certain life insurance policy covering the life of Carol Barnhart Loehr (or documentation evidencing the transfer of such policy to Carol Barnhart Loehr); and

    (ix)
    the employment and severance agreements required by Section 8.01(j) hereof.

SECTION 12

MISCELLANEOUS

        12.01.    Effective Agreement.    This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto;. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other persons.

        12.02.    Waiver; Amendment.    (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

        (b)   This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

        12.03.    Notices.    All notices, requests and other communications hereunder will be in writing (which will include telecopier communication) and will be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to MainSource or Merger Corp:	with a copy to (which will not constitute notice):
MainSource Financial Group, Inc. 201 North Broadway Greensburg, Indiana 47240 ATTN: Donald A. Benziger, Senior Vice President and Chief Financial Officer Telephone: (812) 663-0157 Fax: (812) 663-4812	Krieg DeVault LLP One Indiana Square, Suite 2800 Indianapolis, Indiana 46204-2017 ATTN: John W. Tanselle Telephone: (317) 238-6216 Fax: (317) 636-1507

If to Peoples:	with a copy to (which will not constitute notice):
Peoples Financial Corp. 2253 East State Road 54 Linton, Indiana 47411 ATTN: Larry J. Carr Telephone: (812) 847-6056 Fax: (812) 847-6049	Jenkens & Gilchrist 1445 Ross Avenue, Suite 3200, Dallas, Texas 75202 ATTN: Carolyn V. Kelly Telephone: (214) 855-4397 Fax: (214) 855-4300

or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications will be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

        12.04.    Headings.    The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

        12.05.    Severability.    In case any one or more of the provisions contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, but this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

        12.06.    Counterparts.    This Agreement may be executed in any number of counterparts, each of which will be an original, but such counterparts will together constitute one and the same instrument.

        12.07.    Governing Law.    This Agreement will be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior

Courts of Decatur County, Indiana or the United States District Court for the Southern District of Indiana—Indianapolis Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts.

        12.08.    Indemnification.

  (a)
  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Peoples and its subsidiaries as provided in their respective articles of incorporation or by-laws (or comparable organizational documents) and any existing indemnification agreements or arrangements of Peoples and its subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of three (3) years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

  (b)
  In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Peoples or any of its subsidiaries (the "Indemnified Parties"), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Peoples or any of its subsidiaries or their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto.

  (c)
  For three (3) years after the Effective Time, MainSource shall maintain in effect Peoples' current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by Peoples' directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable to Peoples' directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, that MainSource may substitute therefor policies of its subsidiaries (including self insurance) containing terms with respect to coverage and amount no less favorable to such directors or officers.

  (d)
  MainSource shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Section. The provisions of this Section shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other person named herein and his or her heirs and representatives.

        12.09.    Entire Agreement.    This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein. Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

        12.10.    Survival of Representations, Warranties or Covenants.    Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter MainSource, Merger Corp, Peoples, and all the respective directors, officers and employees of MainSource, Merger Corp and Peoples will have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally and knowingly in connection with such representations, warranties and covenants or except as otherwise provided by law, whether statutory, common law or otherwise. The covenants contained in Sections 6.09 (regarding confidentiality), 9.02, 12.07, 12.09, 12.10 and 12.11 shall survive termination of this Agreement. The covenants contained in Sections 6.09 (regarding confidentiality), 7.06, 12.07, 12.08, 12.09, 12.10 and 12.11 shall survive the Effective Time.

        12.11.    Expenses.    Each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

        12.12.    Certain References.    (a) Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" will mean any day except Saturday and Sunday when MainSource Bank, in Greensburg, Indiana, a wholly-owned subsidiary of MainSource, is open for the transaction of business.

        (b)   References contained herein to the knowledge of any of the parties hereto shall refer to the actual knowledge of directors, executive officers and key employees of such party or parties, as the case may be.

        12.13.    Disclosure Schedules.    The Disclosure Schedules attached hereto are intended to be and hereby are specifically made a part of this Agreement.

* * * * * *

        IN WITNESS WHEREOF, MainSource, Merger Corp and Peoples have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

MAINSOURCE FINANCIAL GROUP, INC.
By:
/s/ JAMES L. SANER, SR. James L. Saner, Sr., President and Chief Executive Officer
PEOPLES HOLDINGS, INC.
By:
/s/ JAMES L. SANER, SR. James L. Saner, Sr, President and Chief Executive Officer
PEOPLES FINANCIAL CORP.
By:
/s/ GARY C. HILDERBRAND Gary C. Hilderbrand, Chairman

ANNEX B

CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW—DISSENTERS' RIGHTS

        23-1-44-1.    "Corporation" defined.    As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

        23-1-44.2.    "Dissenter" defined.    As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter.

        23-1-44.3.    "Fair value" defined.    As used in this chapter, "fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        23-1-44-4.    "Interest" defined.    As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

        23-1-44-5.    "Record shareholder" defined.    As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

        23-1-44-6.    "Beneficial shareholder" defined.    As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

        23-1-44-7.    "Shareholder" defined.    As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder.

        23-1-44-8.    Shareholder dissent.    (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

  (1)
  Consummation of a plan of merger to which the corporation is a party if:

  (A)
  Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

  (B)
  The shareholder is entitled to vote on the merger.

  (2)
  Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

  (3)
  Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

  (4)
  The approval of a control share acquisition under IC 23-1-42.

  (5)
  Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

        (b)   This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

  (1)
  Registered on a United States securities exchange registered under the Exchange Act (as defined in IC 23-1-43-9); or

  (2)
  Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets—National Market Issues or a similar market.

        (c)   A shareholder:

  (1)
  Who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

  (2)
  Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

  may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement.

        23-1-44-9.    Beneficial shareholder dissent.    (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

        (b)   A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

          (1)   The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2)   The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

        23-1-44.10.    Notice of dissenters' rights preceding shareholder vote.    (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

        (b)   If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 12 [IC 23-1-44-12] of this chapter.

        23-1-44-11.    Notice of intent to dissent.    (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

  (1)
  Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

  (2)
  Must not vote the shareholder's shares in favor of the proposed action.

        (b)   A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

        23-1-44-12.    Notice of dissenters' rights following action creating rights.    (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is authorized at a sharheolders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.

        (b)   The dissenters' notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters' notice must:

          (1)   State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2)   Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

          (3)   Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

          (4)   Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

          (5)   Be accompanied by a copy of this chapter.

        23-1-44-13.    Demand for payment by dissenter.    (a) A shareholder sent a dissenters' notice described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

        (b)   The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

        (c)   A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action.

        23-1-44-14.    Transfer of shares restricted after demand for payment.    (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

        (b)   The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

        23-1-44-15.    Payment to dissenter.    (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-1-44-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

  (b)
  The payment must be accompanied by:

          (1)   The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2)   A statement of the corporation's estimate of the fair value of the shares; and

          (3)   A statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

        23-1-44-16.    Return of shares and release of restrictions.    (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

        (b)   If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure.

        23-1-44-17.    Offer of fair value for shares obtained after first announcement.    (a) A corporation may elect to withhold payment required by section 15 [IC 23-1-44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

        (b)   To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

        23-1-44-18.    Dissenter demand for fair value under certain conditions.    (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

          (1)   The dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

          (2)   The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

          (3)   The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

        (b)   A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares.

        23-1-44-19.    Effect of failure to pay demand—Commencement of judicial appraisal proceeding. (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1-44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

        (b)   The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

        (c)   The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

        (d)   The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

        (e)   Each dissenter made a party to the proceeding is entitled to judgment:

          (1)   For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

          (2)   For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter.

        23-1-44-20.    Judicial determination and assessment of costs.    (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1-44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

        (b)   The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1)   Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter; or

          (2)   Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

        (c)   if the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C

VOTING AGREEMENT

        THIS VOTING AGREEMENT is entered into this            day of                        , 2004, by and among MAINSOURCE FINANCIAL GROUP, INC. ("MainSource") and Gary C. Hilderbrand, Betty R. Hilderbrand, Larry J. Carr, Carol Barnhart Loehr and Edgar M. Benjamin (collectively, the "Directors").

W I T N E S S E T H:

        In consideration of the execution by MainSource of the Amended and Restated Plan of Reorganization and Merger among MainSource, Peoples Holdings, Inc. and Peoples Financial Corp. ("Peoples"), effective as of December 16, 2003 (the "Merger Agreement"), the undersigned Directors of Peoples hereby agree that each of them shall cause all shares of common stock of Peoples owned by him or her of record and beneficially, including, without limitation, all shares owned by him or her individually, all shares owned by his or her spouse individually (of record or beneficially), all shares owned jointly by him or her and his spouse, all shares owned by any business of which any of the Directors and/or their spouses are the principal shareholders, all shares owned by any minor children of the Directors, and specifically including all shares shown as owned directly or beneficially by each of them on Exhibit A attached hereto (collectively, the "Shares"), to be voted in favor of the merger of Peoples Holdings, Inc. with and into Peoples in accordance with and pursuant to the terms of the Merger Agreement at the annual or special meeting of shareholders of Peoples called for that purpose. Each of the Directors further agrees and covenants that he or she shall not sell, assign, transfer, dispose or otherwise convey, nor shall he or she cause, permit, authorize or approve the sale, assignment, transfer, disposition or other conveyance of, any of the Shares or any interest in the Shares to any other person, trust or entity prior to the annual or special meeting of shareholders of Peoples called for the purpose of voting on the Merger Agreement. The obligations of each of the Directors under the terms of this Voting Agreement shall terminate contemporaneously with the termination of the Merger Agreement.

[Signatures appear on next page]

        IN WITNESS WHEREOF, MainSource, each of the Directors of Peoples and each of the Directors' spouses have made and executed this Voting Agreement as of the day and year first above written.

MAINSOURCE FINANCIAL GROUP, INC.
By:	James L. Saner, Sr. President and Chief Executive Officer
DIRECTORS OF PEOPLES FINANCIAL CORP.
Gary C. Hilderbrand
Betty R. Hilderbrand
Larry J. Carr
Carol Barnhart Loehr
Edgar M. Benjamin
Spouse of Edgar M. Benjamin

EXHIBIT A

Name of Director	Number of Shares of Peoples Common Stock Beneficially Owned
Gary C. Hilderbrand	100,237
Betty R. Hilderbrand	7,211
Larry J. Carr	12,599
Carol Barnhart Loehr	24,009
Edgar M. Benjamin	7,788

ANNEX D

OPINION OF DAVID A. NOYES & COMPANY

CONFIDENTIAL

April 27, 2004

Board of Directors
Peoples Financial Corp
2253 East State Road 54
Linton, IN 47441

Members of the Board:

        You have requested our opinion as to the fairness from a financial point of view to the holders of outstanding shares of common stock, no par value ("PEOPLES Common Stock") of Peoples Financial Corp ("PEOPLES"), of the Merger Consideration (as defined below) contemplated by the Amended and Restated Plan of Reorganization and Merger ("Agreement"), effective as of December 16, 2003, as amended and restated March 10, 2004 by and between MainSource Financial Group, Inc. ("MSFG"), Peoples Holdings, Inc. and PEOPLES. The Agreement provides for the merger of PEOPLES with MSFG (the "Merger"), pursuant to which, among other things, each share of PEOPLES common stock will be exchanged for cash and/or shares of MainSource Financial Group Inc. ("MSFG") Common Stock ("MSFG Common Stock") as follows:

        Generally, each share of Peoples Common Stock issued and outstanding at the Effective Time, shall become and be converted into, at the election of the holder as provided in and subject to limitations set forth in the Agreement, the right to receive subject to certain election and proration procedures either:

  (i)
  $67.6168 in cash (the "Cash Consideration"), or

  (ii)
  3.6728 shares of MainSource Common Stock (the "Stock Consideration").

        In addition to the consideration to be paid directly by MSFG, the Agreement provides that Peoples is to pay to its shareholders at or before closing a dividend equal to its capital in excess of $8,482,000. Excess capital at closing is estimated to be approximately $3,200,000, or $17.01 per share. Accordingly, the effective value to be received for each Peoples share is either (i) $67.6168 in cash plus approximately $17.01 in dividend, or a total of $84.6268 or (ii) the Stock Consideration plus $17.01 in dividend. The Cash Consideration and the Stock Consideration are sometimes referred to in the Agreement collectively as the "Merger Consideration." Merger Consideration is to consist of 35% Cash Consideration and 65% Stock Consideration.

        David A. Noyes and Company, as part of its investment banking business, is regularly engaged in the valuation of commercial bank and thrift securities in connection with mergers and acquisitions and other purposes. As specialists in the securities of commercial banking and thrift organizations, Noyes has extensive experience in, and knowledge of, the commercial banking and thrift industries and their participants.

        In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of MSFG for the two years ended December 31, 2003; Consolidated Financial Statements and Independent Auditors' Reports for PEOPLES for the three years ended December 31, 2003; certain interim financial reports to stockholders of PEOPLES and MSFG; and certain other communications from PEOPLES and MSFG to their respective shareholders.

D-1

        We also have held discussions with members of the senior management of PEOPLES and MSFG regarding the strategic rationale for, and potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the price and trading activity for MSFG Common Stock, and compared certain financial and stock market information for MSFG with similar information for certain other companies the securities of which are publicly traded. We also reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we deemed appropriate.

        We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of PEOPLES and MSFG are in the aggregate adequate to cover all such losses. Similarly, we have assumed, without independent analysis, that the obligations of PEOPLES and MSFG pursuant to derivatives, swaps, foreign exchange, financial instruments and off-balance sheet lending-related financial instruments will not have an adverse effect which would be relevant to our analysis. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of PEOPLES or MSFG or any of their subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion as to the fairness of the Merger Consideration addresses the ownership position in MSFG to be received by the holders of PEOPLES Common Stock pursuant to the Merger Consideration on the terms set forth in the Agreement and does not address the future trading or acquisition value for the stock of MSFG. In addition, our opinion does not address the relative merits of the Merger and alternative business strategies. In that regard, we were requested to, and did, solicit third party indications of interest in acquiring all or part of PEOPLES. We also have assumed, with your consent, that the Merger will be accounted for as a "purchase" under generally accepted accounting principles and that obtaining any necessary regulatory approvals and third party consents for the Merger or otherwise will not have an adverse effect on PEOPLES or MSFG pursuant to the Merger.

        Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of PEOPLES in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of PEOPLES Common Stock should vote with respect to such transaction.

        Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Merger Consideration pursuant to the Agreement is fair from a financial point of view to the holders of PEOPLES Common Stock.

Very truly yours,

DAVID A. NOYES & COMPANY

By:	/s/ JOHN C. REED John C. Reed Executive Vice President

D-2

QuickLinks

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
PEOPLES FINANCIAL CORP. 2253 East State Road 54 Linton, Indiana 47411
Notice of Special Meeting of Shareholders to be held May 25, 2004
TABLE OF CONTENTS
AVAILABLE INFORMATION
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
SUMMARY
SELECTED FINANCIAL DATA OF MAINSOURCE
SELECTED FINANCIAL DATA OF PEOPLES
COMPARATIVE PER SHARE DATA
MARKET PRICES AND SHARE INFORMATION
RISK FACTORS
CAUTION ABOUT FORWARD-LOOKING STATEMENTS
SPECIAL MEETING OF PEOPLES SHAREHOLDERS
OWNERSHIP OF PEOPLES COMMON STOCK
APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS
DESCRIPTION OF THE MERGER
DESCRIPTION OF THE MERGER AGREEMENT
MARKET PRICE AND DIVIDEND MATTERS
THE COMPANIES
COMPARISON OF RIGHTS OF PEOPLES SHAREHOLDERS AND MAINSOURCE SHAREHOLDERS
LEGAL MATTERS
EXPERTS
SHAREHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
MainSource Financial Group Management's Discussion and Analysis (Dollar amounts in thousands except per share data)
Report of Independent Auditors
MainSource Financial Group Notes to Consolidated Financial Statements (Dollar amounts in thousands except per share data)
ANNEX A AMENDED AND RESTATED PLAN OF REORGANIZATION AND MERGER
W I T N E S S E T H
SECTION 1 THE MERGER
SECTION 2 MANNER AND BASIS OF EXCHANGE OF STOCK
SECTION 3 DISSENTING SHARES
SECTION 4 REPRESENTATIONS AND WARRANTIES OF PEOPLES
SECTION 5 REPRESENTATIONS AND WARRANTIES OF MAINSOURCE
SECTION 6 COVENANTS OF PEOPLES
SECTION 7 COVENANTS OF MAINSOURCE
SECTION 8 CONDITIONS PRECEDENT TO THE MERGER
SECTION 9 TERMINATION OF MERGER
SECTION 10 EFFECTIVE TIME OF THE MERGER
SECTION 11 CLOSING
SECTION 12 MISCELLANEOUS
ANNEX B CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW—DISSENTERS' RIGHTS
ANNEX C VOTING AGREEMENT
W I T N E S S E T H
EXHIBIT A
ANNEX D OPINION OF DAVID A. NOYES & COMPANY